Form 10-K, Exhibit 13
period 1998-06-30
PROBUSINESS SERVICES INC
filed 1998-09-28
CIK 1028751

                                                       >  FINANCIAL HIGHLIGHTS


DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS AS OF 6.30

                                                  1994           1995           1996           1997           1998
Revenue                                           $ 4,069        $7,095        $ 13,863       $ 27,374        $ 46,317

Loss from operations                               (1,431)         (893)         (1,982)        (5,114)         (6,712)

Net loss                                           (1,477)         (979)         (2,386)        (6,245)         (6,517)

Gross margin                                        2,440         4,392           7,428         13,715          22,458

Operating profit before client acquisition
     costs                                             36         2,050           4,117          6,592          11,146

Pro forma basic and diluted net loss
     per share                                                                                   (0.59)          (0.41)

Shares used in computing pro forma basic
     and diluted net loss per share                                                             10,533          15,722

Total assets                                        2,019         4,134         117,228        200,435         376,009

Payroll tax funds invested                             --            --         106,339        177,626         332,667





                     NINETY EIGHT   3  PROBUSINESS SERVICES, INC.

                                       >  MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Potential risks and uncertainties include, among others, those set forth under "Overview" and "Additional Factors That May Affect Future Results" included in this Management's Discussion and Analysis. The following discussion also should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Annual Report.

                                       OVERVIEW

     ProBusiness Services, Inc. is a leading provider of employee administrative services for large employers. The Company's primary service offerings are payroll processing, payroll tax filing, benefits administration, including the enrollment and processing of flexible benefits plans and COBRA programs, and human resources software. The Company's proprietary PC-based payroll system offers the cost-effective benefits of outsourcing and high levels of client service, while providing the flexibility, control, customization and integration of an in-house system.
     The Company derives its revenue from fees charged to clients for services and income earned from investing payroll tax funds. Since 1994, the Company has experienced significant growth of its revenue, client base and average client size. Revenue increased from $13.9 million in fiscal 1996 to $46.3 million in fiscal 1998. From June 30, 1996, to June 30, 1998, the client base for payroll processing services increased from 310 to 510 clients, while the average size of the Company's payroll clients increased from approximately 620 employees to approximately 1,100 employees. The number of checks that the Company processed for its payroll clients increased from 2.9 million to 4.3 million for the quarters ended June 30, 1997 and 1998, respectively. As of June 30, 1998, the Company provided services to approximately 1,400 clients. The Company's revenue growth is primarily due to continued growth in its client base, the introduction of its payroll tax service in fiscal 1996, an increase in the average size of its clients, the introduction of new features and other services, and a high retention rate of existing payroll clients (approximately 92% for fiscal 1998). The Company does not anticipate it will sustain this rate of growth in the future.
     The establishment of new client relationships involves lengthy and extensive sales and implementation processes. The sales process generally takes three to twelve months or longer, and the implementation process generally takes an additional three to nine months or longer. In addition, the Company's revenue is subject to significant seasonal fluctuations, with the largest percentage of annual revenue being realized in the third and fourth fiscal quarters, primarily due to new clients beginning services in the beginning of the tax year (the Company's third fiscal quarter) and higher interest income earned on tax funds. Further, the Company's operating expenses are typically higher as a percentage of revenue in the first and second fiscal quarters as the Company increases personnel to acquire new clients and to implement and provide services to such new clients, a large percentage of which begin services in the third quarter. The Company expects this pattern to continue. The Company has experienced significant operating losses since its inception and expects to incur significant operating losses in the future due to continued client acquisition costs, investments in research and development and costs associated with expanding its sales efforts and operations to new geographic regions. As of June 30, 1998, the company had an accumulated deficit of approximately
$25.5 million. There can be no assurance that the Company will achieve or sustain profitability in the future.
     The Company's cost of providing services consists primarily of ongoing account management, tax and benefits administration operations and production costs, and, to a lesser extent, amortization of capitalized software development costs. General and administrative expenses consist primarily of personnel costs, professional fees and other overhead costs for finance and corporate services. Research and development expenses consist primarily of personnel costs. Client acquisition costs consist of sales and implementation expenses and, to a lesser extent, marketing expenses.
     In January 1997, the Company acquired all of the outstanding capital stock of BeneSphere Administrators, Inc. for an initial purchase price of $3.1 million, with up to an additional $4.5 million to be paid in quarterly installments, beginning April 1998 through January 2000, if certain financial performance conditions are met. As of June 30, 1998, and in connection with the financial performance conditions, $2.2 million of the $4.5 million additional purchase price had been earned. In May 1996, the Company acquired substantially all of the business and assets of Dimension Solutions for a purchase price of $1.3 million. In connection with the acquisition of Dimension Solutions, the Company recorded a one-time charge of $711,000 in fiscal 1996 relating to the purchase of in-process technology.


                     NINETY EIGHT  19  PROBUSINESS SERVICES, INC.

                                       >  MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

                            STATEMENTS OF OPERATIONS DATA

RESULTS OF OPERATIONS AS OF 6.30

                                                  1996                 1997               1998
Revenue                                          100.0%               100.0%              100.0%

OPERATING EXPENSES:
  Cost of providing services                       46.4                49.9                51.5
  General and administrative expenses              14.8                15.6                14.5
  Research and development expenses                 9.1                10.4                 9.9
  Client acquisition costs                         38.9                42.8                38.6
  Acquisition of in-process technology              5.1                 --                   --
------------------------------------------------------------------------------------------------
Total operating expenses                          114.3               118.7               114.5
------------------------------------------------------------------------------------------------
Loss from operations                              (14.3)              (18.7)              (14.5)
Interest expense                                   (3.4)               (4.3)               (1.2)
Other income                                        0.5                 0.2                 1.6
------------------------------------------------------------------------------------------------
Net loss                                          (17.2)%             (22.8)%             (14.1)%
------------------------------------------------------------------------------------------------


REVENUE
Revenue increased 69.2% in fiscal 1998 and increased 97.5% in fiscal 1997, primarily due to increases in the number and average size of the Company's payroll and tax clients, and, to a lesser extent, the introduction of the Company's benefits administration services in January 1997 which were included in the Company's results for the full year in fiscal 1998. Interest income earned on payroll tax funds invested was $11.5 million, $5.9 million and $1.9 million in fiscal 1998, 1997 and 1996, respectively. The increases were primarily the result of higher average daily payroll tax fund balances.

COST OF PROVIDING SERVICES
     Cost of providing services increased 74.7% in fiscal 1998 and 112.3% in fiscal 1997 and increased as a percentage of revenue to 51.5% in fiscal 1998, compared with 49.9% in fiscal 1997 and 46.4% in fiscal 1996. The increases in absolute dollars were primarily due to the year-over-year increase in clients serviced. The increases as a percentage of revenue in fiscal 1998 and fiscal 1997 were primarily due to building management infrastructure in the Company's benefits operations and opening the Company's production facility in Irvine, California in fiscal 1998.

GENERAL AND ADMINISTRATIVE EXPENSES
     General and administrative expenses increased 57.1% in fiscal 1998 and 108.5% in fiscal 1997. The increases in absolute dollars were primarily due to the hiring of additional management and administrative personnel to support the Company's growth, and, to a lesser extent, to costs associated with the Company's benefits administration services which were introduced in January 1997 and included in general and administrative expenses for the full year in fiscal 1998.

RESEARCH AND DEVELOPMENT EXPENSES
     Research and development expenses increased 61.4% in fiscal 1998 and 126.0% in fiscal 1997. Research and development expenses as a percentage of revenue represented 9.9% in fiscal 1998 compared with 10.4% in fiscal 1997 and 9.1% in fiscal 1996. The increases in absolute dollars were primarily a result of increases in personnel and equipment to develop enhancements and new features to the Company's existing services. Research and development expenses decreased as a percentage of revenue in fiscal 1998 due in part to higher revenue and an increase in the amount of expenses capitalized. Capitalized software development costs were $3.9 million, $1.4 million and $645,000 for fiscal 1998, 1997 and 1996, respectively.

CLIENT ACQUISITION COSTS
     Client acquisition costs increased 52.6% in fiscal 1998 and 117.3% in fiscal 1997. The increases in absolute dollars were primarily due to the expanded sales and implementation force for payroll and stand-alone tax services and expenses related to the Company's benefits administration services introduced in January 1997 and included in client acquisition costs for the full year in fiscal 1998.


                     NINETY EIGHT  20  PROBUSINESS SERVICES, INC.

INTEREST EXPENSE
     Interest expense decreased 53.2% in fiscal 1998 and increased 151.6% in fiscal 1997. The decrease in interest expense in fiscal 1998 was primarily due to the repayment of subordinated debt and repayment of borrowings under the Company's secured revolving line of credit with proceeds from the Company's initial public offering in September 1997. The increase in interest expense in fiscal 1997 was primarily due to increased borrowing under the Company's line of credit, the issuance of promissory notes to certain investors in October and December 1995 and an increased amount of capitalized equipment leases.

OTHER INCOME
     Other income increased as a percentage of revenue to 1.6% in fiscal 1998 from 0.2% in fiscal 1997. The increase in other income as a percentage of revenue was due to higher cash and investment balances resulting from the Company's initial public offering in September 1997 when compared to the same period the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through a combination of sales of equity securities, private debt and bank borrowings, and, to a lesser extent, equipment leases. Prior to its initial public offering of common stock, the Company raised approximately $23.4 million in private sales of equity securities and raised approximately $27.0 million from the initial public offering in September 1997.
     At June 30, 1998, the Company had approximately $13.8 million of cash and cash equivalents and a $20.0 million secured revolving line of credit, which expires in December 2000. At June 30, 1998, the Company had no outstanding borrowings under the line of credit.
     Net cash provided by operating activities for fiscal 1998 was $3.6 million and net cash used in operating activities for fiscal 1997 and 1996 was $4.1 million and $202,000, respectively. Net cash provided by operating activities in fiscal 1998 was primarily the result of increases in accrued liabilities, depreciation and deferred revenue, and decreases in other assets in fiscal 1998, partially offset by an increase in prepaid expenses and other current assets. Net cash used in operating activities in fiscal 1997 was primarily the result of an increase in net losses and, to a lesser extent, increases in accounts receivable and other assets, partially offset by depreciation and amortization and an increase in accrued liabilities.
     Net cash used in investing activities was $14.3 million, $4.7 million and
$3.3 million for fiscal 1998, 1997 and 1996, respectively.   Net cash used in
investing activities in fiscal 1998 resulted primarily from (i) capital expenditures for equipment, furniture and fixtures to support the Company's increased personnel, (ii) the move of the Company's corporate headquarters in early fiscal 1998 and (iii) the establishment of the Company's Irvine production facility in early fiscal 1998. In addition, the Company capitalized software development costs of $3.9 million, $1.4 million and $645,000 in fiscal 1998, 1997 and 1996, respectively. The Company expects to make additional capital expenditures for furniture, equipment and fixtures to support the continued growth of its operations. In addition, the Company anticipates that it will continue to expend funds for software development in the future.
     Net cash provided by financing activities was $19.5 million, $9.8 million and $6.7 million for fiscal 1998, 1997 and 1996, respectively. Net cash provided by financing activities for fiscal 1998 related primarily to $27.0 million of net proceeds from the Company's initial public offering of common stock and $959,000 from the exercise of warrants. The increase was partially offset by the payment of $3.9 million of outstanding subordinated debt and the net repayment of $4.8 million of borrowings under the Company's secured revolving line of credit. Net cash provided by financing activities for fiscal 1997 was primarily a result of $9.9 million of net proceeds from the issuance of preferred stock in March 1997. Net cash provided by financing activities for fiscal 1996 was primarily the result of $4.0 million from subordinated debt and net proceeds of $2.5 million from borrowings under line-of-credit agreements.
     The Company believes that existing cash balances, amounts available under its current credit facility and anticipated cash flows from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. On August 12, 1998, the Company filed a Registration Statement with the Securities and Exchange Commission relating to the registration for public offering of common stock with a proposed maximum aggregate offering price of up to $110,000,000. The Company may also utilize cash to acquire or invest in complementary businesses or to obtain the right to use complementary technologies, although the Company does not have any pending plans to do so. The Company may sell additional equity or debt securities or obtain additional credit facilities.


                     NINETY EIGHT 21 PROBUSINESS SERVICES, INC.

                                       >  MANAGEMENT'S DISCUSSION AND ANALYSIS

ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS

OPERATING LOSSES; NEED TO COMMIT TO EXPENSES IN ADVANCE OF REVENUE
     The Company has experienced significant operating losses since its inception and expects to incur significant operating losses in the future due to continued client acquisition costs, investments in research and development and costs associated with expanding its sales efforts and operations to new geographic regions. As of June 30, 1998, the Company had an accumulated deficit of approximately $25.5 million. The establishment of new client relationships involves lengthy and extensive sales and implementation processes. The sales process generally takes three to twelve months or longer, and the implementation process generally takes an additional three to nine months or longer. In connection with the acquisition of each new client, the Company incurs substantial client acquisition costs, which consist primarily of sales and implementation expenses and, to a lesser extent, marketing expenses. The Company's ability to achieve profitability will depend in part upon its ability to attract and retain new clients, offer new services and features and achieve market acceptance of new services. There can be no assurance that the Company will achieve or sustain profitability in the future. The Company has made acquisitions of businesses in the past and intends to pursue acquisitions in the future. In connection with acquisitions, the Company has in the past incurred and will likely incur in the future costs associated with adding personnel, integrating technology, increasing overhead to support the acquired businesses, acquiring in-process technology and amortization expenses related to intangible assets. Any future acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONALITY; FLUCTUATIONS IN QUARTERLY RESULTS
     The Company's business is characterized by significant seasonality. As a result, the Company's revenue has been subject to significant seasonal fluctuations, with the largest percentage of annual revenue being realized in the third and fourth fiscal quarters, primarily due to new clients beginning services in the beginning of the tax year (the Company's third fiscal quarter) and higher interest income earned on payroll tax funds invested. Further, the Company's operating expenses are typically higher as a percentage of revenue in the first and second fiscal quarters as the Company increases personnel to acquire new clients and to implement and provide services to such new clients, a large percentage of which begin services in the third quarter.
     The Company's quarterly operating results have in the past and will in the future vary significantly depending on a variety of factors, including the number and size of new clients starting services, the decision of one or more clients to delay or cancel implementation or ongoing services, interest rates, seasonality, the ability of the Company to design, develop and introduce new services and features for existing services on a timely basis, costs associated with strategic acquisitions and alliances or investments in technology, the success of any such strategic acquisition, alliance or investment, costs to transition to new technologies, expenses incurred for geographic expansion, risks associated with payroll tax and benefits administration services, price competition, a reduction in the number of employees of its clients and general economic factors. Revenue from new clients typically represents a significant portion of quarterly revenue in the third and fourth fiscal quarters. A substantial majority of the Company's operating expenses, particularly personnel and related costs, depreciation and rent, is relatively fixed in advance of any particular quarter. The Company's agreements with its clients generally do not have significant penalties for cancellation. As a result, any decision by a client to delay or cancel implementation of the Company's services or the Company's underutilization of personnel may cause significant variations in operating results in a particular quarter and could result in losses for such quarter. As the Company secures larger clients, the time required for implementing the Company's services increases, which could contribute to larger fluctuations in revenue. Interest income earned from investing payroll tax funds, which is a significant portion of the Company's revenue, is vulnerable to fluctuations in interest rates. In addition, the Company's business may be affected by shifts in the general condition of the economy, client staff reductions, strikes, acquisitions of its clients by other companies and other downturns. There can be no assurance that the Company's future revenue and results of operations will not vary substantially. It is possible that in some future quarter the Company's results of operations will be below the expectations of public market analysts and investors. In either case, the market price of the Company's Common Stock could be materially adversely affected.

RISKS ASSOCIATED WITH STRATEGIC ACQUISITIONS AND INVESTMENTS
     While the Company has no current agreements or negotiations underway with respect to any acquisition of, or investment in, businesses that provide complementary services or technologies to those of the Company, the Company intends to make additional acquisitions of, and investments in, such businesses. There can be no assurance that any future acquisition will be completed or that, if completed, will be effectively assimilated into the Company's business.


                     NINETY EIGHT  22  PROBUSINESS SERVICES, INC.

In addition, future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that any strategic investment will succeed. The initial cost of such an investment or the failure of such an investment to succeed could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH PAYROLL TAX FILING SERVICE AND BENEFITS ADMINISTRATION SERVICES
     The Company's payroll tax filing service is subject to various risks resulting from errors and omissions in filing client tax returns and paying tax liabilities owed to tax authorities on behalf of clients. The Company's clients transfer to the Company contributed employer and employee tax funds. The Company processes the data received from the client and remits the funds along with a tax return to the appropriate tax authorities when due. Tracking, processing and paying such tax liabilities is complex. Errors and omissions have occurred in the past and may occur in the future in connection with such service. The Company is subject to large cash penalties imposed by tax authorities for late filings or underpayment of taxes. To date, such penalties have not been significant. However, there can be no assurance that any liabilities associated with such penalties will not have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's reserves or insurance for such penalties will be adequate. In addition, failure by the Company to make timely or accurate tax return filings or pay tax liabilities when due on behalf of clients may damage the Company's reputation and could adversely affect its relationships with existing clients and its ability to gain new clients.
     The Company's payroll tax filing service is also dependent upon government regulations, which are subject to continual changes. Failure by the Company to implement these changes into its services and technology in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, since a significant portion of the Company's revenue is derived from interest earned from investing on collected but unremitted payroll tax funds, changes in policies relating to withholding federal or state income taxes or reduction in the time allowed for taxpayers to remit payment for taxes owed to government authorities would have a material adverse effect on the Company's business, financial condition and results of operations.
     The Company's benefits administration services are subject to various risks resulting from errors and omissions in processing and filing COBRA or other benefit plan forms in accordance with governmental regulations and the respective plans. The Company processes data received from employees and employers and is subject to penalties for any late or misfiled plan forms. There can be no assurance the Company's reserves or insurance for such penalties will be adequate. In addition, failure to properly file plan forms would have a material adverse effect on the Company's reputation, which could adversely affect its relationships with existing clients and its ability to gain new clients. The Company's benefits administration services are also dependent upon government regulations which are subject to continuous changes that could reduce or eliminate the need for benefits administration services.
     The Company has access to confidential information and to client funds. As a result, the Company is subject to potential claims by its clients for the actions of the Company's employees arising from damages to the client's business or otherwise. There can be no assurance that the Company's fidelity bond and errors and omissions insurance will be adequate to cover any such claims. Such claims could have a material adverse effect on the Company's business, financial condition and results of operations.

INVESTMENT RISKS
     The Company invests funds, including payroll tax funds transferred to it by clients, until the Company remits the funds to tax authorities when due. The Company typically invests these funds in short-term financial instruments such as overnight U.S. government direct and agency obligations repurchase agreements, commercial paper rated A1 and/or P1 and money market funds with an underlying credit quality of AA or better. These investments are exposed to several risks, including credit risks from the possible inability of the borrowers to meet the terms of their obligations under the financial instruments. The Company would be liable for any losses on such investments.
     Interest income earned from investing these funds represents a significant portion of the Company's revenues. As a result, the Company's business, financial condition and results of operations are significantly impacted by interest rate fluctuations. The Company enters into interest rate swap agreements to minimize the impact of interest rate fluctuations. There can be no assurance, however, that the Company's swap agreements will protect the Company from all interest rate risks. Under certain circumstances if interest rates rise, the Company would have payment obligations under its interest rate swap agreements which may not be offset by interest earned by the Company on


                     NINETY EIGHT  23  PROBUSINESS SERVICES, INC.

                                         >  MANAGEMENT'S DISCUSSION AND ANALYSIS

deposited funds. A payment obligation under the Company's swap agreements could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Company would have sufficient funds to meet any such swap payment obligations. A default by the Company under its swap agreements could result in acceleration and setoff by the bank of all outstanding contracts under the swap agreement, and could result in cross-defaults of other debt agreements of the Company, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH
     The Company's business has grown significantly in size and complexity over the past four years. The Company's number of employees has increased from 325 at the end of fiscal 1997 to 500 at the end of fiscal 1998. This growth has placed, and is expected to continue to place, significant demands on the Company's management, systems, internal controls, and financial and physical resources. In order to meet such demands, the Company intends to continue to hire new employees, open new offices to attract clients in new geographic regions, increase expenditures on research and development, and invest in new equipment and make other capital expenditures. In addition, the Company expects that it will need to develop further its financial and managerial controls and reporting systems and procedures to accommodate any future growth. Failure to expand any of the foregoing areas in an efficient manner could have a material adverse effect on the Company's business, financial condition and results of operations. The Company intends to open a satellite sales and implementation center in New Jersey by the end of calendar 1998 and may open additional sales offices in the future. In addition, the Company intends to move its benefits administration center from its current location in Bellevue, Washington to another location there, and the Company has leased additional office space to be built adjacent to its Pleasanton headquarters. There can be no assurance that the Company will be able to establish such facilities on a timely basis. The Company's growth may depend to some extent on its ability to successfully complete strategic acquisitions or investments to expand or complement its existing business. There can be no assurance that suitable acquisitions or investments can be identified, consummated or successfully integrated into the Company's operations. Any inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH THE DEVELOPMENT AND INTRODUCTION OF NEW OR ENHANCED SERVICES; RISKS OF SOFTWARE DEFECTS
     The technologies in which the Company has invested to date are rapidly evolving and have short life cycles, which requires the Company to anticipate and rapidly adapt to technological changes. In addition, the Company's industry is characterized by increasingly sophisticated and varied needs of clients, frequent new service and feature introductions and emerging industry standards. The introduction of services embodying new technologies and the emergence of new industry standards and practices can render existing services obsolete and unmarketable. The Company's future success will depend, in part, on its ability to develop or acquire advanced technologies, enhance its existing services with new features, add new services that address the changing needs of its clients, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Several of the Company's competitors invest substantially greater amounts in research and development than the Company, which may allow them to introduce new services or features before the Company. Even if the Company is able to develop or acquire new technologies in a timely manner, it may incur substantial costs in developing or acquiring such technologies and in deploying new services and features to its clients, including costs associated with acquiring in-process technology, amortization expenses related to intangible assets and costs of additional personnel. If the Company is unable to develop or acquire and successfully introduce new services and new features of existing services in a timely or cost-effective manner, the Company's business, financial condition and results of operations could be materially adversely affected.
     Application software used by the Company may contain defects or failures when introduced or when new versions or enhancements are released. The Company has in the past discovered software defects in certain of its applications, in some cases only after its systems have been used by clients. There can be no assurance that future defects will not be discovered in existing or new applications or releases. Any such occurrence could have a material adverse effect upon the Company's business, financial condition and results of operations.

DISASTER RECOVERY; RISK OF LOSS OF CLIENT DATA
     The Company currently conducts substantially all of its payroll and payroll tax processing at the Company's headquarters in Pleasanton, California and divides the payroll printing and finishing between its Pleasanton and Irvine, California facilities. The Irvine facility serves both as an alternative processing center and a back-up payroll center. The Company's benefits administration services are conducted solely in Bellevue, Washington, and no benefits


                     NINETY EIGHT  24  PROBUSINESS SERVICES, INC.

administration back-up facility exists. The Company establishes for each payroll client a complete set of payroll data at the Pleasanton processing center, as well as at the client's site. In the event of a disaster in Pleasanton, clients would have the ability to process payroll checks based on the data they have on site if necessary. There can be no assurance that the Company's disaster recovery procedures are sufficient or that the payroll data recovered at the client site would be sufficient to allow the client to calculate and produce payroll in a timely fashion.
     The Company's operations are dependent on its ability to protect its computer systems against damage from a major catastrophe (such as an earthquake or other natural disaster), fire, power loss, security breach, telecommunications failure or similar event. No assurance can be given that the precautions that the Company has taken to protect itself from or minimize the impact of such events will be adequate. Any damage to the Company's data centers, failure of telecommunications links or breach of the security of the Company's computer systems could result in an interruption of the Company's operations or other loss which may not be covered by the Company's insurance. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH GEOGRAPHIC EXPANSION
     A substantial majority of the Company's revenue historically has been derived from clients located in the western United States. The Company's ability to achieve significant future revenue growth will in large part depend on its ability to gain new clients throughout the United States. By the end of calendar 1998, the Company intends to open a satellite sales and implementation center in New Jersey to service the eastern United States. The Company may open additional sales offices in the future. Due to the time required to sell and implement the Company's services and the fixed costs associated with opening a new center, any revenue associated with a new center will be significantly lower than the costs associated with it, potentially for a significant period of time. Growth and geographic expansion have resulted in new and increased responsibilities for management personnel and have placed and continue to place a significant strain on the Company's management and operating and financial systems. The Company will be required to continue to implement and improve its systems on a timely basis and in such a manner as is necessary to accommodate the increased number of transactions and clients and the increased size of the Company's operations. Any failure to implement and improve the Company's systems or to hire and retain the appropriate personnel to manage its operations would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an increase in the Company's operating expenses from its planned expansion will have a material adverse effect on the Company's business, financial condition and results of operations if revenue does not increase to support such expansion.

IMPACT OF YEAR 2000 COMPLIANCE
     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in 2000, these date code fields will need to accept four-digit entries in order to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements by the end of 1999. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues.
     The Company has conducted a preliminary review of its internal computer systems to identify the systems that could be affected by the Year 2000 issue and to develop a plan to make its systems Year 2000 compliant. Based on this preliminary review, the Company has discovered certain failures to comply with Year 2000 requirements. The Company is taking action to correct the noncomplying features of its systems, and the Company believes that its internal software systems will be Year 2000 compliant by 2000. There can be no assurance, however, that the Company's systems will be fully Year 2000 compliant in a timely manner, and a failure by the Company to make its internal systems Year 2000 compliant could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not determined an estimate of the costs required to correct the noncomplying features, and the Company does not currently have a contingency plan in the event that it is unable to make its systems Year 2000 compliant. Additionally, the costs of making such systems Year 2000 compliant could have a material adverse effect on the Company's business, financial condition and results of operations.
     The Company believes that its current products are, and future products will be, fully Year 2000 compliant. The Company's past software products, many of which are currently used by clients, are not Year 2000 compliant. The Company has begun the process of transitioning existing clients to its Year 2000 compliant products; however, there can be no assurance that the Company will be successful in providing all of its clients with Year 2000 compliant products by 2000. Any failure by the Company to transition its clients to Year 2000 compliant products could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that Year 2000 errors or defects will not be discovered in the Company's current and future products.


                     NINETY EIGHT  25  PROBUSINESS SERVICES, INC.

                                         >  MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company is not assessing the Year 2000 compliance of its clients' systems or the possible effects on its operations of the Year 2000 compliance of its clients' systems. Due to the substantial integration between the Company's computer systems and its clients' systems, the failure by the Company's clients to have Year 2000 compliant systems could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is assessing the possible effects on its operations of the Year 2000 readiness of key suppliers and subcontractors. The Company's reliance on suppliers and subcontractors, and, therefore, on the proper functioning of their information systems and software, means that failure by such suppliers and subcontractors to address Year 2000 issues could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS
     The Company's success is dependent in part upon its proprietary software technology. The Company has no patents, patent applications or registered copyrights. The Company relies on a combination of contract, copyright and trade secret laws to establish and protect its proprietary technology. The Company distributes its services under software license agreements that grant clients licenses to use the Company's services and contain various provisions protecting the Company's ownership and the confidentiality of the underlying technology. The Company generally enters into confidentiality and/or license agreements with its employees and existing and potential clients, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology. There can be no assurance that the Company's services and technology do not infringe any existing patents, copyrights or other proprietary rights of others, or that third parties will not assert infringement claims in the future. If any such claims are asserted and upheld, the costs of defense could be substantial and any resulting liability to the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
     Forward-looking statements contained in this Annual Report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward-looking statements. When used in this document and documents referenced herein, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company are included to identify such forward-looking statements. These forward-looking statements include statements regarding the demand for outsourcing employee administrative services; the Company's expansion of its client base; the Company's intention to increase its direct sales force; the development of a comprehensive and fully integrated suite of employee administrative services; the Company's ability to offer additional services; the initiation or completion of any strategic acquisition, investment or alliance; the Company's ability to extend its technology leadership; the Company's ability to attract and retain new clients; market acceptance of any new services offered by the Company; the Company's ability to minimize the impact of interest rate fluctuations; the Company's ability to develop its financial and managerial controls and systems; the opening of additional facilities; the sufficiency of the Company's back-up facilities and disaster recovery procedures; the Company's ability to develop or acquire new technologies; the Company's ability to attract and retain experienced employees; the ability of the Company to make its internal system Year 2000 compliant and to transition its clients to a Year 2000 compliant system; the Company's ability to maintain a high payroll client retention rate and the Company's ability to increase its national presence. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including without limitation, those identified under "Additional Factors That May Affect Future Results" and elsewhere in this Annual Report and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Annual Report will in fact occur.


                     NINETY EIGHT  26  PROBUSINESS SERVICES, INC.

                                                               >  BALANCE SHEETS



                                       ASSETS

DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS AS OF 6.30

                                                        1997             1998
CURRENT ASSETS:
     Cash and cash equivalents                     $   5,047       $   13,771
     Accounts receivable, net of allowance
        of $365,000 at June 30, 1997 and
        $420,000 at June 30, 1998                      2,476            2,612
     Prepaid expenses and other current assets           643            2,122
------------------------------------------------------------------------------
                                                       8,166           18,505
Payroll tax funds invested                           177,626          332,667
------------------------------------------------------------------------------
Total current assets                                 185,792          351,172
Equipment, furniture and fixtures, net                 7,623           13,958
Other assets                                           7,020           10,879
------------------------------------------------------------------------------
Total assets                                       $ 200,435        $ 376,009
------------------------------------------------------------------------------

                        LIABILITIES AND STOCKHOLDERS' EQUITY

DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS AS OF 6.30
                                                        1997             1998
CURRENT LIABILITIES:
     Accounts payable                              $   1,089        $   1,750
     Accrued liabilities                               4,984           10,403
     Deferred revenue                                  1,279            2,139
     Current portion of capital lease obligations        773              890
------------------------------------------------------------------------------
                                                       8,125           15,182

Payroll tax funds collected but unremitted           177,626          332,667
------------------------------------------------------------------------------
Total current liabilities                            185,751          347,849
Note payable to stockholder                              250               --
Long-term debt                                         8,667               --
Capital lease obligations, less current portion        1,898            1,414
Commitments
STOCKHOLDERS' EQUITY:
     Preferred stock, $.001 par value; authorized:
        5,000,000 shares; issued and outstanding:
        3,228,034 shares at June 30, 1997                  3               --

     Common stock, $.001 par value; authorized:
        60,000,000 shares; issued and outstanding:
        2,295,416 shares at June 30, 1997 and
        17,114,855 shares at June 30, 1998                 2               17
     Additional paid-in capital                       23,904           53,286
     Accumulated deficit                             (18,952)         (25,469)
     Notes receivable from stockholders               (1,088)          (1,088)
------------------------------------------------------------------------------
Total stockholders' equity                             3,869           26,746
------------------------------------------------------------------------------
Total liabilities and stockholders' equity         $ 200,435        $ 376,009
------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.


                     NINETY EIGHT  27  PROBUSINESS SERVICES, INC.

                                                     >  STATEMENTS OF OPERATIONS



DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS AS OF 6.30

                                                                                           1996           1997           1998
Revenue                                                                                $ 13,863       $ 27,374       $ 46,317
OPERATING EXPENSES:
   Cost of providing services                                                             6,435         13,659         23,859
   General and administrative expenses                                                    2,054          4,282          6,727
   Research and development expenses                                                      1,257          2,841          4,585
   Client acquisition costs                                                               5,388         11,706         17,858
   Acquisition of in-process technology                                                     711             --             --
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                 15,845         32,488         53,029
------------------------------------------------------------------------------------------------------------------------------
Loss from operations                                                                     (1,982)        (5,114)        (6,712)
Interest expense                                                                           (473)        (1,190)          (557)
Other income                                                                                 69             59            752
------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                               $ (2,386)      $ (6,245)      $ (6,517)
------------------------------------------------------------------------------------------------------------------------------
Historical basic and diluted net loss per share (Note 1)                               $  (4.91)
------------------------------------------------------------------------------------------------------------------------------
Shares used in computing historical basic and diluted net loss per share (Note 1)           486
------------------------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted net loss per share (Note 1)                                               $  (0.59)      $  (0.41)
------------------------------------------------------------------------------------------------------------------------------
Shares used in computing pro forma basic and diluted net loss per share (Note 1)                        10,533         15,722

SEE ACCOMPANYING NOTES.


                  NINETY EIGHT  28  PROBUSINESS SERVICES, INC.

                                 >  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS

                                           ----------PREFERRED STOCK----------                 ----------COMMON STOCK----------

                                                                      ADDITIONAL                                        ADDITIONAL
                                                                         PAID-IN                                           PAID-IN
                                             SHARES      AMOUNT          CAPITAL             SHARES         AMOUNT         CAPITAL
Balance at June 30, 1995                  2,613,301         $ 2         $ 11,682             20,142        $    --        $      3
Issuance of Series E preferred
   stock at $7.94 per share, net
     of issuance costs                       40,000          --              317                 --             --              --
Exercise of stock options                        --          --               --          1,802,334              2             365
Issuance of preferred stock
   warrants                                      --          --              200                 --             --              --
Net loss                                         --          --               --                 --             --              --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                  2,653,301           2           12,199          1,822,476              2             368
Issuance of Series F preferred
   stock at $17.40 per share, net
     of issuance costs                      574,733           1            9,850                 --             --              --
Exercise of stock options                        --          --               --            472,940             --           1,166
Issuance of preferred stock
   warrants                                      --          --              321                 --             --              --
Net loss                                         --          --               --                 --             --              --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                  3,228,034           3           22,370          2,295,416              2           1,534
Issuance of common stock in
   connection with initial
   public offering, net of
     offering costs                              --          --               --          4,312,500              4          27,005
Conversion of preferred
   stock into common stock               (3,288,034)         (3)         (22,370)         9,684,102             10          22,363
Exercise of warrants                             --          --               --            415,725              1             958
Exercise of stock options                        --          --               --            236,998             --             317
Issuance of stock under
   employee stock purchase plan                  --          --               --            170,114             --           1,060
Issuance of warrants                             --          --               --                 --             --              49
Net loss                                         --          --               --                 --             --              --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                         --         $--         $     --           17,114,855      $    17        $ 53,286
-----------------------------------------------------------------------------------------------------------------------------------



                                                             NOTES            TOTAL
                                                        RECEIVABLE     STOCKHOLDERS'
                                       ACCUMULATED            FROM           EQUITY
                                           DEFICIT    STOCKHOLDERS         (DEFICIT)
Balance at June 30, 1995                $ (10,321)        $     --         $  1,366
Issuance of Series E preferred
   stock at $7.94 per share, net
     of issuance costs                         --               --              317
Exercise of stock options                      --               --              367
Issuance of preferred stock
   warrants                                    --               --              200
Net loss                                   (2,386)              --           (2,386)

------------------------------------------------------------------------------------
Balance at June 30, 1996                  (12,707)              --             (136)
Issuance of Series F preferred
   stock at $17.40 per share, net
     of issuance costs                         --               --            9,851
Exercise of stock options                      --           (1,088)              78
Issuance of preferred stock
   warrants                                    --               --              321
Net loss                                   (6,245)              --           (6,245)

------------------------------------------------------------------------------------
Balance at June 30, 1997                  (18,952)          (1,088)           3,869
Issuance of common stock in
   connection with initial
   public offering, net of
     offering costs                            --               --           27,009
Conversion of preferred
   stock into common stock                     --               --               --
Exercise of warrants                           --               --              959
Exercise of stock options                      --               --              317
Issuance of stock under
   employee stock purchase plan                --               --            1,060
Issuance of warrants                           --               --               49
Net loss                                   (6,517)              --           (6,517)
------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                $ (25,469)        $ (1,088)        $ 26,746
------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.


                  NINETY EIGHT  29  PROBUSINESS SERVICES, INC.

                                                     >  STATEMENTS OF CASH FLOWS



DOLLARS IN THOUSANDS AS OF 6.30

                                                                               1996             1997             1998
OPERATING ACTIVITIES
Net loss                                                                    $(2,386)        $ (6,245)        $ (6,517)
Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                            1,146            2,574            4,285
     Acquisition of in-process technology                                       711               --               --
     Change in operating assets and liabilities:
       Accounts receivable, net                                               (,521)          (1,002)            (136)
       Prepaid expenses and other current assets                               (214)            (254)          (1,479)
       Other assets                                                             201           (1,782)           1,577
       Accounts payable                                                         360              438              661
       Accrued liabilities                                                      650            1,990            4,338
       Deferred revenue                                                        (149)             174              860
---------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) operating activities                   (202)          (4,107)           3,589

INVESTING ACTIVITIES
Acquisition of BeneSphere Administrators,Inc., net of cash acquired              --             (245)              --
Additional consideration paid in connection with the acquisition of
   BeneSphere Administrators, Inc.                                               --               --           (1,127)
Purchase of equipment, furniture and fixtures                                (2,682)          (2,775)          (9,353)
Capitalization of software development costs                                   (645)          (1,409)          (3,858)
Notes receivable from stockholders                                               --             (295)              --
---------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                               (3,327)          (4,724)         (14,338)

FINANCING ACTIVITIES
Borrowings under bank line-of-credit agreements                               5,934           24,727            6,874
Repayments of borrowings under line-of-credit agreements                     (3,478)         (23,831)         (11,632)
Repayments under long-term debt                                                  --               --           (3,909)
Proceeds from note payable                                                    4,000               --               --
Repayments under note payable                                                    --             (534)              --
Proceeds from notes payable to stockholders                                     250              275               --
Repayments under notes payable to stockholders                                 (227)            (275)            (250)
Principal payments on capital lease obligations                                (128)            (454)            (955)
Proceeds from issuance of preferred stock                                        --            9,851               --
Proceeds from issuance of common stock                                          367               78           29,345
---------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                     6,718            9,837           19,473
---------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                     3,189            1,006            8,724
Cash and cash equivalents, at beginning of year                                 852            4,041            5,047
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, at end of year                                   $ 4,041         $  5,047         $ 13,771
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest                                    $   377         $  1,507         $    552
---------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Purchase of equipment, furniture and fixtures under capital leases          $   210         $  2,644         $    588
---------------------------------------------------------------------------------------------------------------------
Issuance of warrants                                                        $   200         $    161         $     49
---------------------------------------------------------------------------------------------------------------------
Notes receivable from stockholders issued in connection
   with stock option exercises                                              $    --         $  1,088         $     --
---------------------------------------------------------------------------------------------------------------------

ACQUISITION OF DIMENSION SOLUTIONS, INC.
   Issuance of Series E preferred stock                                     $   317         $     --         $     --
   Liabilities assumed                                                          947               --               --
---------------------------------------------------------------------------------------------------------------------
                                                                            $ 1,264         $     --         $     --
---------------------------------------------------------------------------------------------------------------------

ACQUISITION OF BENESPHERE ADMINISTRATORS, INC.
   Issuance of warrants                                                     $    --         $    160         $     --
   Liabilities assumed                                                           --            2,445               --
   Note payable to BeneSphere Administrators, Inc.                               --              250               --
---------------------------------------------------------------------------------------------------------------------
                                                                            $    --         $  2,855         $     --
---------------------------------------------------------------------------------------------------------------------
BeneSphere contingent consideration                                         $    --         $     --         $  2,208
---------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES


                  NINETY EIGHT  30  PROBUSINESS SERVICES, INC.

                                                >  NOTES TO FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


OPERATIONS

     ProBusiness Services, Inc. (the "Company") provides employee administrative services for large employers. The Company's primary service offerings are payroll processing, payroll tax filing, human resources software and benefits administration, including the enrollment and processing of flexible benefit plans and COBRA programs.

     On May 23, 1996, the Company acquired substantially all of the business and assets of Dimension Solutions, Inc. ("Dimension Solutions") for approximately $1,300,000. The transaction was recorded under the purchase method of accounting, and the results of operations of Dimension Solutions have been included in the financial statements of the Company beginning May 24, 1996.

     On January 1, 1997, the Company acquired all of the outstanding stock of BeneSphere Administrators, Inc. ("BeneSphere"), a Washington corporation. The transaction was recorded under the purchase method of accounting, and the results of operations of BeneSphere have been included in the financial statements of the Company beginning January 2, 1997 (Note 10).


PAYROLL PROCESSING AND PAYROLL TAX FILING SERVICES

     In connection with its payroll tax filing services, the Company collects funds from clients for payment of payroll taxes, holds such funds in financial institutions until payment is due (such funds being segregated from the Company's other accounts), remits such funds to the appropriate taxing authorities, and files related federal, state and local tax returns, coupons, or other required payroll tax data ("payroll tax filings"). For such services, the Company derives its payroll tax filing service revenue from fees charged and from interest income it receives on payroll tax funds temporarily held pending remittance on behalf of its clients to taxing authorities ("collected but unremitted payroll tax funds"). These collected but unremitted payroll tax funds and the related liability to clients for such funds are included in the accompanying balance sheets as current assets and current liabilities. The amount of funds held under these arrangements with customers may vary significantly during the year. The Company invests collected but unremitted payroll tax funds in various financial instruments which consisted of overnight U.S. government, agency and mortgage backed repurchase agreements ($40,965,000), money market funds ($134,520,000) and cash and cash equivalents ($2,141,000) at June 30, 1997, and of overnight U.S. government, agency and mortgage backed repurchase agreements ($279,801,000), money market funds ($50,076,000) and cash and cash equivalents ($2,790,000) at June 30, 1998. As a result of the types of financial instruments in which the Company invests, the carrying amount of such investments approximates fair value. The Company's collected but unremitted payroll tax fund investments are held primarily with one custodial financial institution. Interest income earned on collected but unremitted payroll tax funds, which is classified as revenue, amounted to approximately $1,896,000, $5,925,000, and $11,521,000 for fiscal 1996, 1997 and 1998, respectively.

     The Company's payroll tax filing service is subject to various risks resulting from errors and omissions in the payment of payroll taxes and related payroll tax filings. The Company processes data received from clients and remits funds along with any required payroll tax filings to the appropriate tax authorities when due. Tracking, processing and paying such tax liabilities is complex. Errors and omissions have occurred in the past and may occur in the future in connection with such service. The Company is subject to cash penalties imposed by tax authorities for late filings or underpayment of taxes. To date, such penalties have not been significant. However, there can be no assurance that any liabilities associated with such penalties will not have a material adverse effect on the Company's business, financial condition or results of operations. At June 30, 1997 and 1998, the Company had accrued approximately $586,000 and $971,000, respectively, for potential tax penalties. There can be no assurance that the Company's accruals or insurance for such penalties will be adequate. In addition, failure by the Company to make timely or accurate payroll tax payments or filings when due may damage the Company's reputation and adversely affect its relationships with existing clients and its ability to gain new clients.

     The Company's payroll tax service is also dependent upon government regulations, which are subject to continuous changes. Failure by the Company to implement these changes into its services and technology in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, since a significant portion of the Company's revenue is derived from interest earned from the investment of collected but unremitted payroll tax funds, changes in policies relating to withholding federal or state income taxes or reduction in the time allowed for taxpayers to remit payment of taxes owed to government authorities could have a material adverse effect on the Company's business, financial condition and results of operations.


                  NINETY EIGHT  31  PROBUSINESS SERVICES, INC.

                                                >  NOTES TO FINANCIAL STATEMENTS

     The Company's benefits administration services are subject to various risks resulting from errors and omissions in processing and filing COBRA or other benefit plan forms in accordance with governmental regulations and the respective plans. The Company processes data received from employees and employers and is subject to penalties for any late or misfiled plan forms. There can be no assurance the Company's accruals or insurance for such penalties will be adequate. In addition, failure to properly file plan forms would have a material adverse effect on the Company's reputation, which could adversely affect its relationships with existing clients and its ability to gain new clients. The Company's benefits administration services are also dependent upon government regulations which are subject to continuous changes that could reduce or eliminate the need for benefits administration services.

     The Company has access to confidential information and to client funds. As a result, the Company is subject to potential claims by its clients for the actions of the Company's employees arising from damages to the client's business or otherwise. There can be no assurance that the Company's fidelity bond and errors and omissions insurance will be adequate to cover any such claims. Such claims could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's operations are dependent on its ability to protect its computer systems against damage from a major catastrophe (such as an earthquake or other natural disaster), fire, power loss, security breach, telecommunications failure or similar event. The Company currently conducts substantially all of its payroll and payroll tax processing and production at the Company's headquarters in Pleasanton, California. No assurance can be given that the precautions that the Company has taken to protect itself from or minimize the impact of such events will be adequate. Any damage to the Company's data centers, failure of telecommunications links or breach of the security of the Company's computer systems could result in an interruption of the Company's operations or other loss which may not be covered by the Company's insurance. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations.

INTEREST RATE SWAP AGREEMENTS

     During fiscal 1998, the Company entered into various interest rate swap agreements with a financial institution. The purpose of these agreements is to convert a portion of the interest the Company earns from collected but unremitted payroll tax funds from a floating to a fixed rate basis. The Company considers these agreements to be for "other than trading purposes" and has accounted for these agreements on an accrual basis, with each net payment or receipt due or owed under each agreement recognized in earnings during the period to which the payment or receipt relates, with no recognition on the balance sheet of the fair value of the agreements. At June 30, 1998, the aggregate fair value of these agreements was $432,000.

     These agreements, with fixed interest rates between 5.736% and 5.905%, each have a term of two years, one of which has a cancellation option after one year, and expire at various dates through April 2000. Interest is paid or received based upon the difference in the fixed interest rate and the contractual floating rate option times the contractual notional balance. The actual notional balance varies on a monthly basis due to fluctuations in projected holdings of collected but unremitted payroll tax funds. At June 30, 1998, the notional balance was $204,700,000 and the average monthly notional balance for the remaining term of the agreements was $242,000,000. The agreements require collateral if interest rates increase and certain other conditions are met as defined in the agreements. At June 30, 1998, no collateral was required.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Such estimates include, but are not limited to, provisions for doubtful accounts and penalties and interest relating to payroll tax processing and estimates regarding the recoverability of capitalized software. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents have a carrying amount which approximates fair value. The Company's cash, cash equivalents and payroll tax funds invested are held primarily with two financial institutions.

EQUIPMENT, FURNITURE AND FIXTURES

     Equipment, furniture and fixtures are stated at cost, net of accumulated depreciation and amortization. Depreciation of equipment, furniture and fixtures is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements and assets under capital leases are amortized over the shorter of the life of the asset or the term of the lease.

                  NINETY EIGHT  32  PROBUSINESS SERVICES, INC.

REVENUE RECOGNITION

     Revenue from payroll processing and payroll tax filing services under client contracts is recognized as the services are performed. Interest income earned on unremitted payroll tax funds invested is recognized as earned.

     The Company's sales are primarily to customers in the United States. Credit evaluations are performed as necessary and the Company does not require collateral from customers.

SOFTWARE DEVELOPMENT COSTS

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed."

     The Company capitalizes software development costs incurred after establishing technological feasibility of the product prior to the general release of the service using the product. Costs incurred in connection with the enhancement of the Company's existing products or after the general release of the service using the product are expensed in the current period and included in the research and development costs within the statement of operations. The Company amortizes the capitalized software development costs using the greater of the straight-line basis over the estimated product life, which is generally a 36-month period, or the ratio of current revenue to the total of current revenue and anticipated future revenue over the life of the related product. Such amortization is included in cost of providing services within the statement of operations.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the "disclosure only" alternative as described in FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") (Note 7).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued FAS No. 130, "Reporting Comprehensive Income" ("FAS 130"), and FAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("FAS 131"). The Company is required to adopt these statements in fiscal 1999. FAS 130 establishes new standards for reporting and displaying comprehensive income and its components. FAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation and major customers. The Company has not reached a conclusion as to the appropriate segments, if any, it will be required to report to comply with the provisions of FAS 131. Adoption of these statements is not expected to have a significant impact on the Company's financial position, results of operations or cash flows.

     In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The Company is required to adopt FAS 133 in fiscal 2000. FAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not yet determined what the effect of FAS 133 will be on the operations and financial position of the Company.

RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform to the current year presentation.

BASIC AND DILUTED NET LOSS PER SHARE (HISTORICAL AND PRO FORMA)

     Historical net loss per share is presented under the requirements of FAS No. 128, "Earnings per Share" ("FAS 128"). FAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, convertible securities and shares subject to repurchase. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Common stock equivalent shares from convertible preferred stock and from stock options and warrants are not included in the calculation of diluted net loss per share as the effect is anti-dilutive. All net loss per share amounts for all periods have been presented to conform to the FAS 128 requirements.

     In February 1998, Staff Accounting Bulletin No. 98 ("SAB 98") was issued and amends the existing Securities and Exchange Commission ("SEC") staff guidance primarily to give effect to FAS 128. Under SAB 98, certain shares of convertible preferred stock, options and warrants to purchase shares of common stock, issued at prices below the per share price of shares sold in the Company's initial public offering in September 1997 and previously included in the computations of shares used in computing net loss per share pursuant to previous staff accounting bulletins have now been excluded from the computation.

     Pro forma net loss per share has been computed as described above and also gives effect, under SEC guidance, to the conversion of preferred stock to common stock not included above that automatically converted upon completion of the Company's initial public offering, using the if-converted method.


                  NINETY EIGHT  33  PROBUSINESS SERVICES, INC.

                                                >  NOTES TO FINANCIAL STATEMENTS

     A reconciliation of shares used in the calculation of historical and pro forma basic and diluted net loss per share follows:


DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE INFORMATION AS OF 6.30

                                                                                      1996          1997          1998
Historical:
   Net loss                                                                       $ (2,386)     $ (6,245)     $ (6,517)
-----------------------------------------------------------------------------------------------------------------------
   Weighted average shares of common stock outstanding used in computing
     basic and diluted net loss per share                                              486         1,999        13,596
-----------------------------------------------------------------------------------------------------------------------
   Basic and diluted net loss per share                                           $  (4.91)     $  (3.12)     $  (0.48)
-----------------------------------------------------------------------------------------------------------------------
Pro forma:
   Net loss                                                                                     $ (6,245)     $ (6,517)
-----------------------------------------------------------------------------------------------------------------------
   Shares used in computing basic and diluted net loss per share (from above)                      1,999        13,596
   Pro forma adjustment to reflect the effect of the conversion of preferred
     stock from the date of issuance                                                               8,534         2,126
-----------------------------------------------------------------------------------------------------------------------
   Weighted average shares used in computing pro forma basic and diluted
     net loss per share                                                                           10,533        15,722
-----------------------------------------------------------------------------------------------------------------------
   Pro forma basic and diluted net loss per share                                               $  (0.59)     $  (0.41)
-----------------------------------------------------------------------------------------------------------------------

     If the Company had reported net income, the calculation of diluted earnings per share (historical and pro forma) would have included the shares used in the computation of historical and pro forma net loss per share as well as an additional 356,000, 466,000 and 797,000 common equivalent shares related to the outstanding options and warrants not included above (determined using the treasury stock method) for fiscal 1996, 1997 and 1998, respectively.


2.   EQUIPMENT, FURNITURE AND FIXTURES

     Equipment, furniture and fixtures consist of the following:


DOLLARS IN THOUSANDS AS OF 6.30

                                                                                 1997          1998
Equipment and leasehold improvements                                          $ 9,981      $ 18,172
Furniture and fixtures                                                          1,973         3,239
---------------------------------------------------------------------------------------------------
                                                                               11,954        21,411
Less accumulated depreciation and amortization                                 (4,331)       (7,453)
---------------------------------------------------------------------------------------------------
                                                                              $ 7,623      $ 13,958
---------------------------------------------------------------------------------------------------

     Equipment, furniture and fixtures include amounts for assets acquired under capital leases, principally production, office and computer equipment, of $3,515,000 and $3,863,000 at June 30, 1997 and 1998, respectively. Accumulated amortization of these assets was $854,000 and $1,712,000 at June 30, 1997 and 1998, respectively.


                  NINETY EIGHT  34  PROBUSINESS SERVICES, INC.

3.   LONG-TERM DEBT

LINE OF CREDIT AGREEMENTS

     As of June 30, 1998, the Company executed an Amended and Restated Loan and Security Agreement with a financial institution. The agreement provides for borrowings that are limited to the lesser of $20,000,000 or the sum of five times the Company's average monthly net collections, as defined in the agreement, plus the lesser of five times the Company's average monthly collections of the interest on tax investment funds as defined in the agreement or $5,000,000, plus $1,500,000. The agreement superseded all previous line-of-credit agreements and amendments thereto with the financial institution that existed as of June 30, 1997.

     At June 30, 1998, no borrowings were outstanding under the agreement and the amount available for borrowing under the agreement was approximately $20,000,000. Borrowings outstanding under the agreement bear interest at the bank's prime rate plus 1% (9.5% at June 30, 1998) and are collateralized by substantially all of the Company's assets not otherwise encumbered. The financial covenants of the agreement require the Company to maintain minimum net worth and earnings to debt service ratios. The agreement expires on December 31, 2000, and is subject to automatic and continuous renewal unless termination notice is given by either party in accordance with the agreement. All borrowings outstanding at June 30, 1997 totaling $4,758,000, under the previous agreements, were paid in September 1997 with the proceeds from the Company's initial public offering.


SUBORDINATED NOTES PAYABLE

     In October 1995 and December 1995, the Company issued $1,100,000 and $2,900,000, respectively of subordinated notes payable to investors. The subordinated notes and interest accrued thereon were repaid in their entirety in September 1997 with proceeds from the Company's initial public offering.


NOTE PAYABLE TO STOCKHOLDER

     A $250,000 subordinated note payable to a stockholder was assumed in the acquisition of Dimension Solutions. The note was repaid in fiscal 1998.


4.   LEASE OBLIGATIONS

     The Company leases its facilities and various equipment under noncancelable operating leases which expire at various dates through 2010. The Company is also obligated under a number of capital equipment leases expiring at various dates through 2003. The future minimum lease payments under capital and operating leases subsequent to June 30, 1998 are summarized as follows:


DOLLARS IN THOUSANDS FOR THE YEARS ENDING 6.30

                                                         CAPITAL LEASES    OPERATING LEASES
1999                                                         $1,180           $ 3,476
2000                                                          1,029             4,067
2001                                                            297             4,434
2002                                                            158             4,402
2003                                                            158             4,186
Thereafter                                                       --            25,710
-------------------------------------------------------------------------------------
   Total minimum lease payments                               2,822           $46,275
-------------------------------------------------------------------------------------
Less amounts representing interest                              518
-------------------------------------------------------------------
Present value of net minimum capital lease obligations        2,304
Less current portion                                            890
-------------------------------------------------------------------
                                                             $1,414
-------------------------------------------------------------------

     Rent expense was approximately $707,000, $1,487,000 and $3,028,000 for fiscal 1996, 1997 and 1998, respectively.


                  NINETY EIGHT  35  PROBUSINESS SERVICES, INC.

                                                >  NOTES TO FINANCIAL STATEMENTS

5.   INCOME TAXES

     As of June 30, 1998, the Company had federal and state net operating loss carryforwards of approximately $17,200,000 and $1,200,000, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $1,057,000 and $442,000, respectively. The federal net operating loss and credit carryforwards will expire at various dates beginning with the fiscal year ending 1999 through 2013, if not utilized. The state net operating loss carryforwards will expire at various dates beginning with the fiscal 1999 through 2003, if not utilized. The state credit carryforwards do not expire.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the "Code"), and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Significant components of the Company's deferred tax assets and liabilities are as follows:


DOLLARS IN THOUSANDS AS OF 6.30

                                                                 1997             1998
Deferred tax assets:
   Net operating loss carryforwards                           $ 4,965         $  5,951
   Research and development credit carryforwards                  650            1,499
   Depreciation                                                   428            1,010
   Accrued liabilities and allowances                             330            2,147
---------------------------------------------------------------------------------------
Gross deferred tax assets                                       6,373           10,607
Less valuation allowance                                       (5,988)          (9,224)
---------------------------------------------------------------------------------------
Deferred tax assets                                               385            1,383
Deferred tax liabilities:
   Capitalized software development costs                        (313)          (1,338)
   Other                                                          (72)             (45)
---------------------------------------------------------------------------------------
Gross deferred tax liabilities                                   (385)          (1,383)
---------------------------------------------------------------------------------------
Net deferred taxes                                            $    --         $     --
---------------------------------------------------------------------------------------

     A valuation allowance has been established and, accordingly, no benefit has been recognized for the Company's net operating losses and other deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception and expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results. The net valuation allowance increased by $2,391,000 and $3,236,000, respectively during fiscal 1997 and 1998.

6.   STOCKHOLDERS' EQUITY

     In September 1997, the Company completed its initial public offering of common stock. The offering consisted of 3,750,000 shares of common stock issued to the public at $7.33 per share. Upon the closing of the initial public offering, all outstanding shares of preferred stock were converted into common stock.

     In October 1997, the underwriters exercised an option to purchase an additional 562,500 shares of common stock at the initial public offering price of $7.33 per share to cover over-allotments in connection with the initial public offering.


                  NINETY EIGHT  36  PROBUSINESS SERVICES, INC.

WARRANTS
     The following table represents a summary of warrants outstanding as of June 30, 1998:

                                         EXERCISE PRICE    NUMBER OF SHARES
DATE ISSUED              EXPIRATION           PER SHARE       JUNE 30, 1998
April 1996               April 2001      $         2.65              28,500
October 1996           October 2001                2.65              28,500
November 1996        September 2002                2.65              67,500
January 1997           January 2002                6.00              75,000
July 1997                 July 2002                6.00              30,000
---------------------------------------------------------------------------
                                                                    229,500
---------------------------------------------------------------------------


     In connection with the Company's initial public offering, the Company issued 367,288 shares of common stock upon the exercise of warrants, a portion of which were exercised pursuant to a net exercise provision, for total proceeds of $923,000. In addition, during fiscal 1998, the Company issued 48,437 shares of common stock upon exercise of warrants, a portion of which were exercised pursuant to net exercise provisions, for a total of $36,000. All other warrants noted as exercised above were exercised pursuant to net exercise provisions.

STOCK SPLIT
     On July 23, 1998, the Board of Directors approved a three-for-two split of its $.001 par value common stock in the form of a 50 percent distribution to stockholders of record as of July 31, 1998. As a result of the stock split, authorized and outstanding common shares increased 50 percent and capital in excess of par was reduced by the par value of the additional common shares issued. The rights of the holders of these securities were not otherwise modified. All references in the financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated for the effect of the stock split.

7. STOCK OPTION AND STOCK PURCHASE PLANS

STOCK OPTION PLANS
     The Company's 1989 Stock Option Plan (the "1989 Plan") provided for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of the Code and for the granting to employees, directors and consultants of nonstatutory stock options. In February 1997, the Board of Directors of the Company increased the shares available for future grants under the 1989 Plan by 2,063,649 for a total of 4,480,872. Options granted under the 1989 Plan before the effective date of the amendment and restatement to the 1996 Plan in September, 1997, described below, remain outstanding in accordance with their terms, but no further options were granted under the 1989 Plan after the effective date of the amendment and restatement to the 1996 Plan.
     In 1996, the Company established the 1996 Executive Stock Option Plan ("Executive Plan") which provides for stock options to employees and consultants. Under the Executive Plan, the Board of Directors may grant nonstatutory stock options to employees and consultants and incentive stock options to employees only. The Company has reserved 1,125,000 shares of common stock for exercise of stock options under the Executive Plan. The grant of incentive stock option to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company must be no less than 110% of the fair market value per share on the date of grant. Fair market value is determined by the Board of Directors. For all other employees the options must be no less than 100% of the fair market value per share on the date of grant. All nonstatutory stock options granted are at a price that is determined by the Board of Directors. The options generally expire ten years from the date of grant and are exercisable as determined by the Board of Directors.
     In November 1996, the Board of Directors and stockholders approved, effective upon the initial public offering, an amendment and restatement of the Executive Plan to rename the 1996 Executive Stock Option Plan to the 1996 Stock Option Plan (the "1996 Plan") and authorized an increase in the number of shares reserved for issuance under the 1996 Plan of any unused or canceled shares under the 1989 Plan, and an annual increase equal to the lesser of (a) 375,000 shares,
(b) 2% of the outstanding shares of common stock on such date or (c) a lesser amount determined by the Board. The 1996 Plan provides for grants to employees (including officers and employee directors) of incentive stock options and for the granting to employees, directors and consultants of nonqualified stock options. Notes receivable for the purchase of common stock are included in stockholders' equity (deficit).


                     NINETY EIGHT  37  PROBUSINESS SERVICES, INC.

                                                >  NOTES TO FINANCIAL STATEMENTS

A summary of the activity under the 1989 and 1996 Plans is set forth below:

                                            -------OUTSTANDING OPTIONS--------
                                                              WEIGHTED AVERAGE
                                                                EXERCISE PRICE
                                            NUMBER OF SHARES         PER SHARE
Outstanding at June 30, 1995                       1,528,344        $     0.17
  Granted                                          1,583,895              0.29
  Exercised                                       (1,802,334)             0.22
  Canceled                                          (345,703)             0.22
------------------------------------------------------------------------------
Outstanding at June 30, 1996                         964,202              0.27
  Granted                                            994,005              4.83
  Exercised                                         (472,940)             2.39
  Canceled                                          (171,603)             2.51
------------------------------------------------------------------------------
Outstanding at June 30, 1997                       1,313,664              2.67
  Granted                                            907,875             11.82
  Exercised                                         (236,998)             1.34
  Canceled                                          (184,125)             7.12
------------------------------------------------------------------------------
Outstanding at June 30, 1998                       1,800,416        $     6.97
------------------------------------------------------------------------------

     As of June 30, 1998, options to purchase 414,884 shares of common stock were vested and exercisable at an average exercise price of $2.03 per share and options to purchase 1,277,510 shares were available for future grant. As of June 30, 1998, options to purchase approximately 317,000 shares of common stock had been exercised which are subject to repurchase.
     The weighted-average fair value of options granted during fiscal 1996, 1997 and 1998 was $0.06, $1.01 and $6.98 per share, respectively.

     The following table summarizes information concerning currently outstanding and exercisable options at June 30, 1998:

                      --------------OUTSTANDING OPTIONS---------------             --------EXERCISABLE--------
                                  WEIGHTED AVERAGE
                                         REMAINING    WEIGHTED AVERAGE                        WEIGHTED AVERAGE
EXERCISE PRICE          SHARES    CONTRACTUAL LIFE      EXERCISE PRICE              SHARES      EXERCISE PRICE
$ 0.13 -- $0.26        399,084                7.10          $     0.26             231,235          $     0.25
$ 0.83 -- $4.83        399,707                8.41          $     4.02             141,932          $     3.75
$ 5.83 -- $6.00        620,250                9.03          $     5.91              40,967          $     5.86
$12.08 --$31.17        381,375                9.57          $    18.84                 750          $    19.33
--------------------------------------------------------------------------------------------------------------
                     1,800,416                                                     414,884
--------------------------------------------------------------------------------------------------------------

STOCK-BASED COMPENSATION
     As permitted under FAS 123, the Company has elected to continue to follow APB 25 in accounting for stock-based awards to employees. Under APB 25, the Company has not recognized any compensation expense with respect to such awards, since the exercise price of the stock options awarded are equal to the fair market value of the underlying security on the grant date.
     Disclosure of information regarding net loss and net loss per share is required by FAS 123, which also requires that the information be determined on an "as adjusted" basis as if the Company had accounted for its stock-based awards to employees granted subsequent to June 30, 1995, under the fair value method of FAS 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of the grant using a Black-Scholes option pricing model. Limitations on the effectiveness of the Black-Scholes option valuation model are that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and


                     NINETY EIGHT  38  PROBUSINESS SERVICES, INC.

that the model requires the use of highly subjective assumptions including expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The Company has plans which award employees stock options. These plans are discussed in the note above. The fair value of the Company's stock-based awards to employees was estimated using the following weighted-average assumptions:

AS OF 6.30

                                                  1996      1997      1998
Expected life (in years)                          3         2         2
Expected volatility                               0.001     0.001     0.746
Risk-free interest rate                           6.2%      6.2%      5.5%
Expected dividend yield                           0.0%      0.0%      0.0%

     For disclosure purposes, the adjusted estimated fair value of the Company's stock-based awards to employees is amortized over the vesting period for options. The Company's adjusted information follows:


DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE INFORMATION AS OF 6.30

                                                  1996        1997       1998
Net loss, as reported                         $  (2,386)  $  (6,245)  $  (6,517)
--------------------------------------------------------------------------------
Net loss, as adjusted                         $  (2,403)  $  (6,355)  $  (7,427)
--------------------------------------------------------------------------------
Historical net loss per share, as reported    $   (4.91)  $   (3.12)  $   (0.48)
--------------------------------------------------------------------------------
Historical net loss per share, as adjusted    $   (4.94)  $   (3.18)  $   (0.55)
--------------------------------------------------------------------------------
Pro forma net loss per share, as reported                 $   (0.59)  $   (0.41)
--------------------------------------------------------------------------------
Pro forma net loss per share, as adjusted                 $   (0.60)  $   (0.47)
--------------------------------------------------------------------------------

     Because FAS 123 is applicable only to the Company's stock-based awards granted subsequent to June 30, 1995, its effect will not be fully reflected until approximately fiscal 1999.

1997 EMPLOYEE STOCK PURCHASE PLAN
     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in November 1996 and amended in August 1997, for which employees who work a minimum of 20 hours per week and for five months in any calendar year are eligible. There were 750,000 shares of common stock authorized for issuance under the Purchase Plan with an annual increase to be added on each anniversary date of the adoption of the Purchase Plan equal to the lesser of (a) 225,000 shares, (b) 1.5% of the outstanding shares on such date or
(c) a lesser amount determined by the Board of Directors. As of June 30, 1998, 170,114 shares had been issued for the first purchase. Under the Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85 percent of the fair market value at either the beginning of each two-year offering period or the end of each six-month purchase period within the two-year offering period. Plan purchases are limited to 10% of each employee's compensation.

8. EMPLOYEE BENEFIT PLAN

     The Company maintains a tax-deferred savings plan under section 401(k) of the Code (the "Plan") for the benefit of certain qualified employees. Employees may elect to contribute to the Plan, through payroll deductions of up to 18% of their compensation, subject to certain limitations. The Company, at its discretion, may make additional contributions. The Company did not make any contributions to the Plan in fiscal 1996, 1997 or 1998.


                     NINETY EIGHT  39  PROBUSINESS SERVICES, INC.

                                                >  NOTES TO FINANCIAL STATEMENTS

9. BALANCE SHEET DETAIL

     Other assets consist of the following:

DOLLARS IN THOUSANDS AS OF 6.30

                                                             1997         1998
Capitalized software development costs                   $  1,716     $  5,247
Deferred financing costs                                    1,043           --
Prepaid lease expense                                         161          133
Notes receivable from employees                               376          422
Goodwill and other intangible assets                        2,627        4,493
Deposits and other                                          1,097          584
------------------------------------------------------------------------------
                                                         $  7,020     $ 10,879
------------------------------------------------------------------------------

     Accumulated amortization for capitalized software development costs was approximately $475,000 and $802,000 at June 30, 1997 and 1998, respectively. Accumulated amortization for goodwill and other intangible assets was approximately $80,000 and $384,000 at June 30, 1997 and 1998, respectively.
     In January 1997, the Company advanced $250,000 in the form of a note receivable from a stockholder who is also an executive officer. The note is due in January 2001, bears interest at 6.10% and is full recourse.

     Accrued liabilities consist of the following:

DOLLARS IN THOUSANDS AS OF 6.30


                                                             1997         1998
Accrued expenses                                         $  2,773     $  4,408
Accrued tax penalties                                         586          971
Accrued payroll and related expenses                        1,361        3,322
Accrued acquisition costs                                     144           --
Accrued BeneSphere contingent consideration (Note 10)          --        1,081
Other                                                         120          621
------------------------------------------------------------------------------
                                                         $  4,984     $ 10,403
------------------------------------------------------------------------------

10. BUSINESS ACQUISITIONS

     In January 1997, the Company acquired all of the outstanding stock of BeneSphere. The purchase price consisted of $500,000 in cash, of which $250,000 was paid upon closing and $250,000 was paid in April 1997, warrants to purchase 75,000 shares of the Company's common stock at a price of $6.00 per share and with an estimated fair value of $160,000, the assumption of $2,445,000 of BeneSphere's liabilities (including acquisition costs) plus additional contingent consideration based on BeneSphere's revenues in excess of certain base amounts, as defined in the agreement, over the next two calendar years following the acquisition which cannot exceed $4,500,000. The contingent consideration is payable in cash in four quarterly payments beginning April 1, 1998 for the calendar year 1997 payment and April 1, 1999 for the calendar year 1998 payment. Interest shall accrue at a rate of 9% per annum on all earned but unpaid balances.


                     NINETY EIGHT  40  PROBUSINESS SERVICES, INC.

     A summary of the purchase price allocation is as follows:

DOLLARS IN THOUSANDS

Current and other assets                                            $   517
Goodwill                                                              2,278
Customer list                                                           310
---------------------------------------------------------------------------
Total purchase price allocation                                     $ 3,105
---------------------------------------------------------------------------

     Goodwill arising from the acquisition is being amortized on a straight-line basis over 20 years.
     In January 1998, the Company accrued an additional $2,208,000 of contingent consideration and recorded goodwill in the same amount related to the BeneSphere acquisition as described above. As of June 30, 1998, the Company had made two quarterly payments relating to the contingent consideration and had a remaining outstanding balance of $1,081,000 which is classified as accrued liabilities.

11. SUBSEQUENT EVENTS

PUBLIC OFFERING
     On July 23, 1998, the Board of Directors authorized the Company to proceed with a public offering of the Company's common stock.



                     NINETY EIGHT  41  PROBUSINESS SERVICES, INC.

                                               >  REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS AND STOCKHOLDERS

PROBUSINESS SERVICES, INC.
     We have audited the accompanying balance sheets of ProBusiness Services, Inc. as of June 30, 1997 and 1998 and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProBusiness Services, Inc. at June 30, 1997 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.


    /s/ ERNST & YOUNG LLP


July 23,1998  ERNST & YOUNG, LLP  WALNUT CREEK, CALIFORNIA


                     NINETY EIGHT  42  PROBUSINESS SERVICES, INC.

                                         >  QUARTERLY FINANCIAL DATA (UNAUDITED)

DOLLARS IN THOUSANDS

                                                --------------------------QUARTER ENDED------------------------
                                                             1997                               1998

                                                SEPTEMBER 30      DECEMBER 31         MARCH 31          JUNE 30
Revenue                                         $      9,227     $     10,325     $     13,611     $     13,154
Operating expenses:
  Cost of providing services                           5,019            5,772            6,424            6,644
  General and administrative expenses                  1,768            1,600            1,693            1,666
  Research and development expenses                    1,110            1,020            1,213            1,242
  Client acquisition costs                             3,978            4,092            5,569            4,219
---------------------------------------------------------------------------------------------------------------
Total operating expenses                              11,875           12,484           14,899           13,771
---------------------------------------------------------------------------------------------------------------
Loss from operations                                  (2,648)          (2,159)          (1,288)            (617)
Interest expense                                        (255)            (119)             (87)             (96)
Other income                                              26              234              242              250
---------------------------------------------------------------------------------------------------------------
Net loss                                        $     (2,877)    $     (2,044)    $     (1,133)    $       (463)
---------------------------------------------------------------------------------------------------------------

DOLLARS IN THOUSANDS

                                                --------------------------QUARTER ENDED------------------------
                                                             1996                               1997

                                                SEPTEMBER 30      DECEMBER 31         MARCH 31          JUNE 30

Revenue                                         $      4,675     $      5,524     $      8,427     $      8,748
Operating expenses:
  Cost of providing services                           2,288            2,950            3,907            4,514
  General and administrative expenses                    622              869            1,441            1,350
  Research and development expenses                      625              683              732              801
  Client acquisition costs                             2,215            2,413            3,664            3,414
---------------------------------------------------------------------------------------------------------------
Total operating expenses                               5,750            6,915            9,744           10,079
---------------------------------------------------------------------------------------------------------------
Loss from operations                                  (1,075)          (1,391)          (1,317)          (1,331)
Interest expense                                        (215)            (305)            (380)            (290)
Other income                                              11                1                2               45
---------------------------------------------------------------------------------------------------------------
Net loss                                        $     (1,279)    $     (1,695)    $     (1,695)    $     (1,576)
---------------------------------------------------------------------------------------------------------------

                               STOCK SUMMARY BY QUARTER

                                                    ------FISCAL 1998------
                                                        HIGH            LOW
First Quarter (from September 19,1997)              $  12.92       $   7.67
Secound Quarter                                        15.33          12.08
Third Quarter                                          20.00          14.00
Fourth Quarter                                         32.58          17.33
---------------------------------------------------------------------------

                     NINETY EIGHT  43  PROBUSINESS SERVICES, INC.