Form 10-K, Exhibit 13
period 1999-08-28
PROBUSINESS SERVICES INC
filed 1999-09-29
CIK 1028751

                                                                    EXHIBIT 13.1

                           PROBUSINESS SERVICES, INC.

                         INDEX TO FINANCIAL INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operations..................     Page 2
Consolidated Balance Sheets............................................................................    Page 13
Consolidated Statements of Operations..................................................................    Page 14
Consolidated Statements of Stockholders' Equity........................................................    Page 15
Consolidated Statements of Cash Flows..................................................................    Page 16
Notes to Consolidated Financial Statements.............................................................    Page 17
Report of Independent Auditors.........................................................................    Page 32
Quarterly Financial Data...............................................................................    Page 33

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "OVERVIEW" AND "ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS" INCLUDED IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS. THE FOLLOWING DISCUSSION ALSO SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.

OVERVIEW

    ProBusiness Services, Inc. is a leading provider of employee outsourced administrative services for large employers. The Company's primary service offerings are payroll processing, payroll tax filing, benefits administration, human resources software and self-service applications. The Company's proprietary PC-based payroll system offers the cost-effective benefits of outsourcing and high levels of client service, while providing the flexibility, control, customization and integration of an in-house system.

    The Company derives its revenue from fees charged to clients for services and income earned from investing payroll tax funds. Since 1997, the Company has experienced significant growth of its revenue, client base and average client size. Revenue increased from $27.7 million in fiscal 1997 to $70.1 million in fiscal 1999. From June 30, 1997 to June 30, 1999, the client base for payroll processing services increased from 425 clients to approximately 560 clients, while the average size of the Company's payroll clients increased from approximately 900 employees to approximately 1,500 employees. The number of checks that the Company processed for its payroll clients increased from 3.9 million to 5.8 million for the quarters ended June 30, 1998 and 1999, respectively. As of June 30, 1999, the Company provided services to approximately 1,750 clients. The Company's revenue growth is primarily due to continued growth in its client base, the introduction of its payroll tax service in fiscal 1996, an increase in the average number of employees of its clients, the introduction of new features and other services, and a high retention rate of existing payroll clients (approximately 90% for fiscal 1999). The Company does not anticipate it will sustain this rate of growth in the future.

    The establishment of new client relationships involves lengthy and extensive sales and implementation processes. The sales process generally takes six to twelve months or longer, and the implementation process generally takes an additional three to nine months or longer. The Company has experienced significant operating losses since its inception and expects to incur significant operating losses in the future due to continued client acquisition costs, investments in research and development and costs associated with expanding sales efforts and operations in new geographic regions. As of June 30, 1999, the Company had an accumulated deficit of $47.9 million. There can be no assurance that the Company will achieve or sustain profitability in the future.

    The Company's cost of providing services consists primarily of ongoing account management, tax and benefits administration operations and production costs. General and administrative expenses consist primarily of personnel costs, professional fees, and other overhead costs for finance and corporate services and information technology. Research and development expenses consist primarily of personnel costs. Client acquisition costs consist of sales and implementation expenses and, to a lesser extent, marketing expenses.

    In April 1999, the Company acquired Clemco, Inc. ("Conduit Parent"), the parent and sole stockholder of Conduit Software, Inc. ("Conduit"), a leading provider of employee relationship management applications. The acquisition was accounted for using the pooling of interests method of accounting and as such the Company's historical financial results have been restated to reflect the acquisition. In connection with the acquisition, the Company issued 1,714,973 shares of its common stock to Conduit Parent's stockholders in exchange for all of the outstanding capital stock of Conduit Parent. All outstanding options and warrants to purchase Conduit Parent's capital stock were converted into options and warrants to purchase 82,987 shares of ProBusiness common stock. The historical financial statements of ProBusiness for prior periods have been restated to include the consolidated financial position and results of operations of Conduit Parent. See Note 11 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

    The following table sets forth certain items reflected in the consolidated statements of operations expressed as a percentage of revenue:

                                                YEAR ENDED JUNE 30,
                                          -------------------------------
                                           1997        1998        1999
                                          -------     -------     -------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenue.................................    100.0%      100.0%      100.0%
Operating expenses:
  Cost of providing services............     50.3%       51.7%       49.2%
  General and administrative............     17.3%       15.7%       15.3%
  Research and development..............     15.2%       13.6%       14.1%
  Client acquisition costs..............     44.3%       40.4%       42.6%
  Merger costs..........................       --          --         5.0%
                                          -------     -------     -------
Total operating expenses................    127.1%      121.4%      126.2%
Loss from operations....................    (27.1)%     (21.4)%     (26.2)%
Interest expense........................     (4.3)%      (1.3)%      (1.0)%
Interest income and other, net..........      0.2%        1.6%        4.2%
                                          -------     -------     -------
Net loss................................    (31.2)%     (21.1)%     (23.0)%
                                          -------     -------     -------
                                          -------     -------     -------

REVENUE

    Revenue increased 50.7% in fiscal 1999 and increased 68.1% in fiscal 1998, primarily due to increases in the number and average size of the Company's payroll and tax clients. Interest income earned on payroll tax funds invested was $19.6 million, $11.5 million and $5.9 million in fiscal 1999, 1998 and 1997, respectively. These increases were primarily due to higher average daily payroll tax funds invested.

COST OF PROVIDING SERVICES

    Cost of providing services increased 43.5% in fiscal 1999 and increased 72.9% in fiscal 1998 and decreased as a percentage of revenue to 49.2% in fiscal 1999, compared with 51.7% in fiscal 1998 and 50.3% in fiscal 1997. The increases in absolute dollars were primarily due to increased personnel in operations such as account management and production resulting from an increase in client base and production expenses related to an increase in the number of payroll clients. The decrease as a percentage of revenue in fiscal 1999 from fiscal 1998 was a result of higher revenue. The increase as a percentage of revenue in fiscal 1998 from fiscal 1997 was primarily due to increased costs to build management infrastructure related to benefits administrative services in fiscal 1998.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased 46.7% in fiscal 1999 and 52.6% in fiscal 1998 and decreased as a percentage of revenue to 15.3% in fiscal 1999, compared with 15.7% in fiscal 1998 and 17.3% in fiscal 1997. The increase in absolute dollars in fiscal 1999 was primarily attributable to increased investment in the Company's information technology infrastructure and the hiring of additional management and administrative personnel to support the Company's growth. The increase in absolute dollars in fiscal 1998 was primarily attributable to the hiring of additional management and administrative personnel to support the Company's growth, and, to a lesser extent, to costs associated with the Company's administrative services which were introduced in January 1997 and included in general and administrative expenses for the full year in fiscal 1998. The decreases as a percentage of revenue were primarily due to the economies realized from relatively constant fixed costs as compared to the higher revenue.

RESEARCH AND DEVELOPMENT

    Research and development expenses increased 56.9% in fiscal 1999 and 50.3% in fiscal 1998. Research and Development expenses as a percentage of revenue represented 14.1% in fiscal 1999, compared with 13.6% in fiscal 1998 and 15.2% in fiscal 1997. The increases in absolute dollars were primarily a result of additional personnel and equipment to develop new product offerings, as well as enhancements and new features to the Company's existing services. The increase as a percentage of revenue in fiscal 1999 from fiscal 1998 was due primarily to a decrease in the percent of expenses capitalized. The decrease as a percentage of revenue in fiscal 1998 from fiscal 1997 was due to higher revenues offset by an increase in the amount of expenses capitalized. Capitalized software development costs were $4.1 million, $3.9 million and $1.4 million in fiscal 1999, 1998 and 1997, respectively.

CLIENT ACQUISITION COSTS

    Client acquisition costs increased 58.6% in fiscal 1999 and increased 53.6% in fiscal 1998 and increased as a percentage of revenue to 42.6% in fiscal 1999 compared to 40.4% and 44.3% in fiscal 1998 and 1997, respectively. The increases in absolute dollars in fiscal 1999 and fiscal 1998 were primarily due to the expanded sales and implementation force for payroll and national tax services, and to a lesser extent, expenses related to marketing. In addition, the increase in absolute dollars in fiscal 1998 was was also due to expenses related to the Company's benefits administrative services introduced in January 1997 and included in client acquisition costs for the full year in fiscal 1998.

MERGER COSTS

    In 1999, the Company charged to operations estimated one-time costs related to the acquisition of Conduit Parent of $3.5 million. These costs consisted primarily of investment banking and professional fees and other direct costs associated with the merger.

INTEREST EXPENSE

    Interest expense increased 11.7% in fiscal 1999 and decreased 49.2% in fiscal 1998 and decreased as a percentage of revenue to 1.0% in fiscal 1999 compared to 1.3% in fiscal 1998 and 4.4% in fiscal 1997. Interest expense in absolute dollars decreased in fiscal 1998 from 1997 primarily due to the repayment of subordinated debt and repayment of borrowings under the Company's secured revolving line of credit with proceeds from the Company's initial public offering in September 1997.

INTEREST INCOME AND OTHER, NET

    Other income increased as a percentage of revenue to 4.2% in fiscal 1999 from 1.6% in fiscal 1998 and 0.2% in fiscal 1997. The increase as a percentage of revenue was due to higher cash and investment balances resulting from the Company's secondary public offering in September 1998 and initial public offering in September 1997 when compared to the same periods in the prior years.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the Company has financed its operations primarily through a combination of sales of equity securities, private debt and bank borrowings. The Company raised approximately $27.0 million from its initial public offering in September 1997 and approximately $80.7 million from its secondary public offering in September 1998.

    At June 30, 1999, the Company had approximately $73.6 million of cash and cash equivalents and a $20.0 million secured revolving line of credit, which expires in December 2000. At June 30, 1999, the Company had no outstanding borrowings under the line of credit. See Note 3 of Notes to Consolidated Financial Statements.

    Net cash used in operating activities for fiscal 1999 was $1.1 million, net cash provided by operating activities for fiscal 1998 was $1.7 million and net cash used in operating activities for fiscal 1997 was $5.6 million. Net cash used in operating activities in fiscal 1999 compared to net cash provided by operating activities in fiscal 1998 was primarily the result of increases in net loss, other assets and net accounts receivable, partially offset by increases in accrued liabilities, depreciation and amortization and accounts payable. Net cash provided by operating activities in fiscal 1998 compared to fiscal 1997 was primarily the result of increases in accrued liabilities and depreciation and amortization and a decrease in other assets, and, partially offset by an increase in prepaid expenses.

    Net cash used in investing activities was $28.7 million, $14.4 million and $4.9 million for fiscal 1999, 1998 and 1997, respectively. The increase in net cash used in investing activities in fiscal 1999 resulted primarily from the addition of leasehold improvements related to a new research and development facility in Pleasanton, California and a new benefits administration facility in Bothell, Washington, the purchase and development of a customer care application and capital expenditures for equipment, furniture and fixtures to support the Company's increased personnel. In addition, the Company capitalized software development costs of $4.1 million, $3.9 million and $1.4 million in fiscal 1999, 1998 and 1997, respectively. The Company expects to make additional capital expenditures for furniture, equipment and fixtures to support the continued growth of its operations. In addition, the Company anticipates that it will continue to expend funds for software development in the future.

    Net cash provided by financing activities was $89.4 million, $21.6 million and $11.4 million for fiscal 1999, 1998 and 1997, respectively. Net cash provided by financing activities for fiscal 1999 related primarily to $80.7 million of net proceeds from the Company's secondary public offering of common stock in September 1998. Net cash provided by financing activities for fiscal 1998 was primarily a result of $27.0 million of net proceeds from the Company's initial public offering in September 1997, partially offset by net repayments under the Company's line of credit and payments made to subordinated debt holders.

    The Company believes that existing cash and cash equivalent balances, amounts available under its current credit facility and anticipated cash flows from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. The Company may also utilize cash to acquire or invest in complementary businesses or to obtain the right to use complementary technologies, although the Company does not have any pending plans to do so. The Company may also sell additional equity or debt securities or obtain additional credit facilities.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income. ("SFAS 130") which requires that all items that are required to be recognized under accounting standards as components of comprehensive income (revenues, expenses, gains and losses) be reported in the financial statements. The Company adopted SFAS 130 effective July 1, 1998.

    In June 1997, the FASB issued SFAS No. 131,"Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. In addition, it establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted SFAS 131 effective for the year ended June 30, 1999.

    In June 1998, the FASB issued SFAS No. 133,"Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and in June 1999, the FASB issued SFAS No. 137,"Accounting for Derivative and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 133"). SFAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. SFAS 137 deferred for one year effective date of SFAS 133. The Company is required to adopt SFAS 133 in fiscal 2001 and has not determined the effect, if any, that adoption will have on its consolidated financial position or results of operations.

ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS

    OPERATING LOSSES; NEED TO COMMIT TO EXPENSE IN ADVANCE OF REVENUES. The Company has experienced significant operating losses since its inception and expects to incur significant operating losses in the future due to continued client acquisition costs, investments in research and development and costs associated with expanding its sales efforts and operations to new geographic regions. As of June 30, 1999, the Company had an accumulated deficit of $47.9 million. The establishment of new client relationships involves lengthy and extensive sales and implementation processes. The sales process generally takes six to twelve months or longer, and the implementation process generally takes an additional three to nine months or longer. In connection with the acquisition of each new client, the Company incurs substantial client acquisition costs, which consist primarily of sales and implementation expenses and, to a lesser extent, marketing expenses. The Company's ability to achieve profitability will depend in part upon its ability to attract and retain new clients, offer new services and features and achieve market acceptance of new services. There can be no assurance that the Company will achieve or sustain profitability in the future. Failure to achieve or sustain profitability in the future could have a material adverse effect on the Company's business, financial condition and consolidated results of operations.

    SEASONALITY; FLUCTUATION IN QUARTERLY RESULTS. The Company's business is characterized by significant seasonality. As a result, the Company's revenue has been subject to significant seasonal fluctuations, with the largest percentage of annual revenue being realized in the third and fourth fiscal quarters, primarily due to new clients beginning services in the beginning of the tax year (the Company's third fiscal quarter) and higher interest income earned on payroll tax funds invested. Further, the Company's operating expenses are typically higher as a percentage of revenue in the first and third fiscal quarters as the Company increases personnel to acquire new clients and to implement and provide services to such new clients, a large percentage of which begin services in the third quarter.

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

    RISKS ASSOCIATED WITH STRATEGIC ACQUISITIONS AND INVESTMENTS. In April 1999, the Company acquired Conduit Parent, a leading provider of Employee Relationship Management applications, in a transaction accounted for using the pooling of interests method of accounting. There can be no assurance that this acquisition will be effectively assimilated into the Company's business. The integration of Conduit Parent will place a burden on the Company's management. Such integration is subject to risks commonly encountered in making such acquisitions, including, among others, loss of key personnel of the acquired company, the difficulty associated with assimilating the personnel and operations of the acquired company, the potential disruption of the Company's ongoing business, the maintenance of uniform standards, controls, procedures and policies, and the impairment of the Company's reputation and relationships with employees and clients. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with its acquisition of Conduit Parent.

    The Company has no other current agreements or negotiations underway other than those described above with respect to any acquisition of, or investment in, businesses that provide complementary services or technologies to those of the Company. The Company has in the past and intends in the future to make additional acquisitions of, and investments in, such businesses. In addition, future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities. Furthermore, there can be no assurance that any strategic acquisition or investment will succeed. Any future acquisitions or investments could have a material adverse effect on the Company's business, financial condition and results of operations.

    RISKS ASSOCIATED WITH PAYROLL TAX SERVICE AND BENEFITS ADMINISTRATION SERVICES. The Company's payroll tax filing service is subject to various risks resulting from errors and omissions in filing client tax returns and paying tax liabilities owed to tax authorities on behalf of clients. The Company's clients transfer to the Company contributed employer and employee tax funds. The Company processes the data received from the client and remits the funds along with a tax return to the appropriate tax authorities when due. Tracking, processing and paying such tax liabilities is complex. Errors and omissions have occurred in the past and may occur in the future in connection with such service. The Company is subject to large cash penalties imposed by tax authorities for late filings or underpayment of taxes. To date, such penalties have not been significant. However, there can be no assurance that any liabilities associated with such penalties will not have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's reserves or insurance for such penalties will be adequate. In addition, failure by the Company to make timely or accurate tax return filings or pay tax liabilities when due on behalf of clients may damage the Company's reputation and could adversely affect its relationships with existing clients and its ability to gain new clients.

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

    INVESTMENT RISKS. The Company invests funds, including payroll tax funds transferred to it by clients in short-term, top tier, high quality financial instruments such as overnight U.S. government direct and agency obligation repurchase agreements, commercial paper, and institutional money market funds which are subject to credit risks and interest rate fluctuations. (See Note 1 of Notes to Consolidated Financial Statements.) These investments are exposed to several risks, including credit risks from the possible inability of the borrowers to meet the terms of their obligations under the financial instruments. The Company would be liable for any losses on such investments. Interest income earned from the investment of client tax funds represents a significant portion of the Company's revenues. As a result, the Company's business, financial condition and results of operations are significantly impacted by interest rate fluctuations. The Company enters into interest rate swap agreements to minimize the impact of interest rate fluctuations. There can be no assurance, however, that the Company's swap agreements will protect the Company from all interest rate risks. Under certain circumstances if interest rates rise, the Company would have payment obligations under its interest rate swap agreements which may not be offset by interest earned by the Company on deposited funds. A payment obligation under the Company's swap agreements could have a material adverse effect on the Company's business, financial condition and results of operations. A default by the Company under its swap agreements could result in acceleration and setoff by the bank of all outstanding contracts under the swap agreement, and could result in cross-defaults of other debt agreements of the Company, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    MANAGEMENT OF GROWTH. The Company's business has grown significantly in size and complexity over the past five years. This growth has placed, and is expected to continue to place, significant demands on the Company's management, systems, internal controls, and financial and physical resources. In order to meet such demands, the Company intends to continue to hire new employees, open new offices to attract clients in new geographic regions, increase expenditures on research and development, and invest in new equipment and make other capital expenditures. In addition, the Company expects that it will need to develop further its financial and managerial controls and reporting systems and procedures to accommodate any future growth. Failure to expand any of the foregoing areas in an efficient manner could have a material adverse effect on the Company's business, financial condition and results of operations. The Company opened a satellite sales and implementation center in New Jersey in January 1999 and may open additional sales offices in the future. In May 1999, the Company moved into an additional leased office space built adjacent to its Pleasanton, California headquarters and moved its benefits administration center from its location in Bellevue, Washington to Bothell, Washington. Any inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

    SUBSTANTIAL COMPETITION. The market for the Company's services is intensely competitive, subject to rapid change and significantly affected by new service introductions and other market activities of industry participants. The Company primarily competes with several public and private payroll service providers, such as Automatic Data Processing, Inc., Ceridian Corporation and Paychex, Inc., as well as smaller, regional competitors. Many of these companies have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger number of clients than the Company. In addition, certain of these companies offer more services or features than the Company and have processing facilities located throughout the United States. The Company also competes with in-house employee services departments and, to a lesser extent, banks and local payroll companies. With respect to benefits administration services, the Company competes with insurance companies, benefits consultants and other local benefits outsourcing companies. The Company may also compete with marketers of related products and services that may offer payroll or benefits administration services in the future. The Company has experienced, and expects to continue to experience, competition from new entrants into its markets. Increased competition, the failure of the Company to compete successfully, pricing pressures, loss of market share and loss of clients could have a material adverse effect on the Company's business, financial condition and results of operations.

    RISKS ASSOCIATED WITH THE DEVELOPMENT AND INTRODUCTION OF NEW OR ENHANCED SERVICES; RISKS OF SOFTWARE DEFECTS. The technologies in which the Company has invested to date are rapidly evolving and have short life cycles, which requires the Company to anticipate and rapidly adapt to technological changes. In addition, the Company's industry is characterized by increasingly sophisticated and varied needs of clients, frequent new service and feature introductions and emerging industry standards. The introduction of services embodying new technologies and the emergence of new industry standards and practices can render existing services obsolete and unmarketable. The Company's future success will depend, in part, on its ability to develop or acquire advanced technologies, enhance its existing services with new features, add new services that address the changing needs of its clients, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Several of the Company's competitors invest substantially greater amounts in research and development than the Company, which may allow them to introduce new services or features before the Company. Even if the Company is able to develop or acquire new technologies in a timely manner, it may incur substantial costs in developing or acquiring such technologies and in deploying new services and features to its clients, including costs associated with acquiring in-process technology, amortization expenses related to intangible assets and costs of additional personnel. If the Company is unable to develop or acquire and successfully introduce new services and new features of existing services in a timely or cost-effective manner, the Company's business, financial condition and results of operations could be materially adversely affected. Application software used by the Company may contain defects or failures when introduced or when new versions or enhancements are released. The Company has in the past discovered software defects in certain of its applications, in some cases only after its systems have been used by clients. There can be no assurance that future defects will not be discovered in existing or new applications or releases. Any such occurrence could have a material adverse effect upon the Company's business, financial condition and results of operations.

    DEPENDENCE ON THIRD-PARTY PROVIDERS. The Company depends on third-party courier services to deliver paychecks to clients. The Company does not have any formal written agreements with any of the courier services that it uses. Such courier services have been in the past and may be in the future unable to timely pick up or deliver the paychecks from the Company to its clients for a variety of reasons, including employee strikes, storms or other adverse weather conditions, earthquakes or other natural disasters, logistical or mechanical failures or accidents. Failure by the Company to deliver client paychecks on a timely basis could damage the Company's reputation and have a material adverse effect on the Company's business, financial condition and results of operations.

    DISASTER RECOVERY; RISK OF LOSS OF CLIENT DATA. The Company currently conducts substantially all of its payroll and payroll tax processing at the Company's headquarters in Pleasanton, California and divides the payroll printing and finishing between its Pleasanton and Irvine, California facilities. The Irvine facility serves both as an alternative processing center and a back-up payroll center. The Company's benefits administration services are conducted solely in Bothell, Washington, and no benefits administration back-up facility exists. The Company establishes for each payroll client a complete set of payroll data at the Pleasanton processing center, as well as at the client's site. In the event of a disaster in Pleasanton, clients would have the ability to process payroll checks based on the data they have on site if necessary. In addition, the Company has developed business continuity plans for each of the Company's mission critical business units. There can be no assurance that the Company's disaster recovery procedures are sufficient or that the payroll data recovered at the client site would be sufficient to allow the client to calculate and produce payroll in a timely fashion.

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

    DEPENDENCE ON KEY PERSONNEL. The Company's success will depend on the performance of the Company's senior management and other key employees. The loss of the services of any senior management or other key employee could have a material adverse effect on the Company's business, financial condition and results of operations. The Company generally does not enter into employment or noncompetition agreements with its employees. If one or more of the Company's key employees resigns from the Company to join a competitor or to form a competitor, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of the loss of any key personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices, procedures or client lists by a former employee or that such disclosure or use would not have a material adverse effect on the Company's business, financial condition and results of operations.

    NEED TO ATTRACT AND RETAIN EXPERIENCED PERSONNEL. The Company's success depends to a significant degree on its ability to attract and retain experienced employees. There is substantial competition for experienced personnel, which the Company expects to continue. Many of the companies with which the Company competes for experienced personnel have greater financial and other resources than the Company. The Company has in the past and may in the future experience difficulty in recruiting sufficient numbers of qualified personnel. In particular, the Company's ability to find and train implementation employees is critical to the Company's ability to achieve its growth objectives. The inability to attract and retain experienced personnel as required could have a material adverse effect on the Company's business, financial condition and results of operations.

    RISK ASSOCIATED WITH GEOGRAPHIC EXPANSION. A substantial majority of the Company's revenue historically has been derived from clients located in the western United States. The Company's ability to achieve significant future revenue growth will in large part depend on its ability to gain new clients throughout the United States. Growth and geographic expansion have resulted in new and increased responsibilities for management personnel and have placed and continue to place a strain on the Company's management and operating and financial systems. The Company will be required to continue to implement and improve its systems on a timely basis and in such a manner as is necessary to accommodate the increased number of transactions and clients and the increased size of the Company's operations. Any failure to implement and improve the Company's systems or to hire and retain the appropriate personnel to manage its operations would have a material adverse effect on the Company's business, financial condition and results of operations.

    YEAR 2000 COMPLIANCE. Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in 2000, these date code fields will need to accept four-digit entries in order to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies will need to be upgraded to comply with Year 2000 ("Y2K") requirements by the end of 1999. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues. To address this issue we have a Y2K project team to try to ensure that the daily operations and functionality of the Company will not be adversely affected by the Y2K issue.

    The Company believes that software applications used for providing payroll, tax and HR services at the Company are Y2K compliant. Clients representing over 90% of the Company's revenue are currently processing on the Company's Y2K compliant applications. All clients are expected to be processing on the Company's Y2K compliant applications by fall of 1999. There can be no assurance that Y2K errors or defects will not be discovered in the Company's current and future products.

    The Company has engaged a representative sample of its client base to participate in the application testing process and validate the output; however, the Company is not assessing the Y2K compliance of its clients' systems or the possible effects on its operations of the Y2K compliance of its clients' systems.

    The Company is in the process of assessing Y2K compliance status with regards to its internally developed software, third party software, hardware, facilities, vendors and suppliers. All remediation efforts related to mission critical software, hardware, vendors, suppliers and facilities are expected to be completed by fall of 1999. The Company's reliance on third party suppliers and subcontractors, and therefore, on the proper functioning of their information systems and software, means that failure by such suppliers and subcontractors to address Y2K issues could have a material adverse effect on the Company's business, financial condition and results of operations.

    Our Y2K compliance is dependent on key third parties also being Y2K compliant on a timely basis; we cannot assure that the systems of certain of our key third parties (for example, phone service providers, banks, etc.), upon which we rely, will be converted in a timely manner, or that their failure to convert would not have an adverse effect on our systems. In a worst-case scenario, if one or more of our significant systems or key third parties were not Y2K compliant by the end of 1999 this could potentially delay both clients' payroll processing and transmission of tax payments to the local, state or federal tax authorities. Failure by the Company to process payroll timely or make timely or accurate tax return filings or pay tax liabilities when due on behalf of clients may damage the Company's reputation and could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company has a business continuity plan in place in case of an event (including disruption due to Y2K issues) that may affect our mission critical operations. Like other businesses, many of our business processes are dependent upon third-party providers. We have contracts in place with alternative vendors for mission critical suppliers such as telecommunications, delivery services and production supplies. In addition, the Company maintains a back-up generator in case of disruption of electrical service and multiple fuel suppliers have been contracted. There can be no assurance that the business continuity plans in place will be adequate.

    The costs for Y2K compliance have not been specifically identified within the Company. However, the costs associated with Y2K compliance have not been, and are not expected to be, material to our operations.

    LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY
RIGHTS. The Company's success is dependent in part upon its proprietary software technology. The Company has no patents, patent applications or registered copyrights. The Company relies on a combination of contract, copyright and trade secret laws to establish and protect its proprietary technology. The Company distributes its services under software license agreements that grant clients licenses to use the Company's services and contain various provisions protecting the Company's ownership and the confidentiality of the underlying technology. The Company generally enters into confidentiality and/or license agreements with its employees and existing and potential clients, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology. There can be no assurance that the Company's services and technology do not infringe any existing patents, copyrights or other proprietary rights of others, or that third parties will not assert infringement claims in the future. If any such claims are asserted and upheld, the costs of defense could be substantial and any resulting liability to the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

    POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Company's common stock is likely to be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new services by the Company or its competitors, market conditions in the information services industry, changes in financial estimates by securities analysts or other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology and services companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's common stock.

    SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS. Forward-looking statements contained in this Annual Report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward-looking statements. When used in this document and documents referenced herein, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company are included to identify such forward-looking statements. These forward-looking statements include statements regarding the demand for outsourcing employee administrative services; the Company's expansion of its client base; the Company's intention to increase its direct sales force; the development of a comprehensive and fully integrated suite of employee administrative services; the Company's ability to offer additional services; the initiation or completion of any strategic acquisition, investment or alliance; the Company's ability to extend its technology leadership; the Company's ability to attract and retain new clients; market acceptance of any new services offered by the Company; the Company's ability to minimize the impact of interest rate fluctuations; the Company's ability to develop its financial and managerial controls and systems; the opening of additional facilities; the sufficiency of the Company's back-up facilities and disaster recovery procedures; the Company's ability to develop or acquire new technologies; the Company's ability to attract and retain experienced employees; the ability of the Company to make its internal system Year 2000 compliant and to transition its clients to a Year 2000 compliant system; the Company's ability to maintain a high payroll client retention rate and the Company's ability to increase its national presence. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including without limitation, those identified under "Additional Factors That May Affect Future Results" and elsewhere in this Annual Report and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Annual Report will in fact occur.

                           PROBUSINESS SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                JUNE 30,
                                                                          --------------------
                                                                            1998       1999
                                                                          ---------  ---------
                                            ASSETS
Current Assets:
  Cash and cash equivalents.............................................  $  13,946  $  73,575
  Accounts receivable, net of allowances of $443 at June 30, 1998 and
    $816 at June 30, 1999...............................................      3,266      4,599
  Prepaid expenses and other current assets.............................      2,243      3,777
                                                                          ---------  ---------
                                                                             19,455     81,951

Payroll tax funds invested..............................................    332,667    580,452
                                                                          ---------  ---------
Total current assets....................................................    352,122    662,403

Equipment, furniture and fixtures, net..................................     14,318     31,024
Other assets............................................................     11,035     16,997
                                                                          ---------  ---------
Total assets............................................................  $ 377,475  $ 710,424
                                                                          ---------  ---------
                                                                          ---------  ---------

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable......................................................  $   1,932  $   3,657
  Accrued liabilities...................................................     13,406     23,183
  Deferred revenue......................................................      2,139      1,944
  Current portion of capital lease obligations..........................      1,060      1,110
                                                                          ---------  ---------
                                                                             18,537     29,894

  Payroll tax funds collected but unremitted............................    332,667    580,452
                                                                          ---------  ---------
  Total current liabilities.............................................    351,204    610,346

Long-term debt..........................................................        327         --
Capital lease obligations, less current portion.........................      1,496        548
Commitments
Redeemable convertible preferred stock, no par value, issuable in series; authorized: 831,871 shares; issued and outstanding: 262,780 at
  June 30, 1998 and none at June 30, 1999 (liquidation
  preference--$2,291 at June 30, 1998 and none at June 30, 1999)........      2,538         --
Stockholders' equity:
  Common stock, $.001 par value; authorized: 60,000,000 shares; issued and outstanding: 18,008,729 shares at June 30, 1998 and 22,942,362
    at June 30, 1999....................................................         18         23
  Additional paid-in capital............................................     54,854    148,284
  Accumulated deficit...................................................    (31,787)   (47,896)
  Notes receivable from stockholders....................................     (1,175)      (881)
                                                                          ---------  ---------
Total stockholders' equity..............................................     21,910     99,530
                                                                          ---------  ---------
Total liabilities and stockholders' equity..............................  $ 377,475  $ 710,424
                                                                          ---------  ---------
                                                                          ---------  ---------

                           PROBUSINESS SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    YEAR ENDED JUNE 30,
                                                                         -----------------------------------------
                                                                           1997            1998            1999
                                                                         ---------  ------------------  ----------
Revenue................................................................  $  27,675      $   46,534      $   70,145
Operating expenses:
  Cost of providing services...........................................     13,912          24,050          34,509
  General and administrative...........................................      4,800           7,326          10,750
  Research and development.............................................      4,206           6,322           9,917
  Client acquisition costs.............................................     12,252          18,820          29,862
  Merger costs.........................................................         --              --           3,500
                                                                         ---------         -------      ----------
Total operating expenses...............................................     35,170          56,518          88,538

Loss from operations...................................................     (7,495)         (9,984)        (18,393)
Interest expense.......................................................     (1,207)           (613)           (685)
Interest income and other, net.........................................         59             757           2,969
                                                                         ---------         -------      ----------

Net loss...............................................................  $  (8,643)     $   (9,840)     $  (16,109)
                                                                         ---------         -------      ----------
                                                                         ---------         -------      ----------
Basic and diluted net loss per share...................................                                 $    (0.77)
                                                                                                        ----------
                                                                                                        ----------
Shares used in computing basic and Diluted net loss per share..........                                     21,033
                                                                                                        ----------
                                                                                                        ----------
Pro forma net loss per share...........................................  $   (0.78)     $    (0.60)
                                                                         ---------         -------
                                                                         ---------         -------
Shares used in computing pro forma net loss per share..................     11,079          16,535
                                                                         ---------         -------
                                                                         ---------         -------

                           PROBUSINESS SERVICES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                    (IN THOUSANDS, EXCEPT SHARE AND AMOUNTS)

                                               PREFERRED STOCK                         COMMON STOCK
                                    -------------------------------------  -------------------------------------
                                                              ADDITIONAL                             ADDITIONAL
                                                                PAID-IN                                PAID-IN    ACCUMULATED
                                      SHARES       AMOUNT       CAPITAL      SHARES       AMOUNT       CAPITAL      DEFICIT
                                    -----------  -----------  -----------  -----------  -----------  -----------  ------------
Balances at June 30, 1996.........    2,653,301   $       2    $  12,199     2,312,976   $       2    $     213    $  (13,304)
Issuance of Series F preferred
  stock at $17.40 per share, net
  of issuance costs...............      574,733           1        9,850            --          --           --            --
Issuance of common stock..........           --          --           --        83,314          --          153            --
Exercise of stock options.........           --          --           --       472,940           1        1,165            --
Issuance of preferred stock
  warrants........................           --          --          321            --          --           --            --
Net loss and comprehensive loss...           --          --           --            --          --           --        (8,643)
                                    -----------       -----   -----------  -----------       -----   -----------  ------------
Balances at June 30, 1997.........    3,228,034           3       22,370     2,869,230           3        1,531       (21,947)
                                    -----------       -----   -----------  -----------       -----   -----------  ------------
Issuance of common stock in
  connection with public offering,
  net of offering costs...........           --          --           --     4,312,500           4       27,005            --
Conversion of preferred stock into
  common stock....................   (3,228,034)         (3)     (22,370)    9,684,102          10       22,363            --
Conversion of redeemable
  convertible preferred stock into
  common stock....................           --          --           --       320,060          --        1,571            --
Exercise of warrants..............           --          --           --       415,725           1          958            --
Exercise of common stock
  options.........................           --          --           --       236,998          --          317            --
Issuance of common stock under the
  employee stock purchase plan....           --          --           --       170,114          --        1,060            --
Repayment of notes receivable from
  stockholders....................           --          --           --            --          --           --            --
Issuance of common stock
  warrants........................           --          --           --            --          --           49            --
Net loss and comprehensive loss...           --          --           --            --          --           --        (9,840)
                                    -----------       -----   -----------  -----------       -----   -----------  ------------
Balances at June 30, 1998.........           --          --           --    18,008,729          18       54,854       (31,787)
                                    -----------       -----   -----------  -----------       -----   -----------  ------------
Issuance of common stock in
  connection with public offering,
  net of offering costs...........           --          --           --     3,191,250           3       80,708            --
Exercise of common stock
  warrants........................           --          --           --       178,790          --          450            --
Exercise of common stock
  options.........................           --          --           --       342,562          --        1,062            --
Conversion of redeemable
  convertible preferred stock into
  common stock....................           --          --           --       819,055           1        8,130            --
Issuance of common stock under the
  employee stock purchase plan....           --          --           --       401,976           1        2,984            --
Repayment of notes receivable from
  stockholders....................           --          --           --            --          --           --            --
Issuance of common stock
  warrants........................           --          --           --            --          --           96            --
Net loss and comprehensive loss...           --          --           --            --          --           --       (16,109)
                                    -----------       -----   -----------  -----------       -----   -----------  ------------
                                    -----------       -----   -----------  -----------       -----   -----------  ------------
Balances at June 30, 1999.........           --   $      --    $      --    22,942,362   $      23    $ 148,284    $  (47,896)
                                    -----------       -----   -----------  -----------       -----   -----------  ------------
                                    -----------       -----   -----------  -----------       -----   -----------  ------------


                                        NOTES         TOTAL
                                     RECEIVABLE    STOCKHOLDERS'
                                        FROM          EQUITY
                                    STOCKHOLDERS    (DEFICIT)
                                    -------------  ------------
Balances at June 30, 1996.........    $      --     $     (888)
Issuance of Series F preferred
  stock at $17.40 per share, net
  of issuance costs...............           --          9,851
Issuance of common stock..........         (100)            53
Exercise of stock options.........       (1,088)            78
Issuance of preferred stock
  warrants........................           --            321
Net loss and comprehensive loss...           --         (8,643)
                                    -------------  ------------
Balances at June 30, 1997.........       (1,188)           772
                                    -------------  ------------
Issuance of common stock in
  connection with public offering,
  net of offering costs...........           --         27,009
Conversion of preferred stock into
  common stock....................           --             --
Conversion of redeemable
  convertible preferred stock into
  common stock....................           --          1,571
Exercise of warrants..............           --            959
Exercise of common stock
  options.........................           --            317
Issuance of common stock under the
  employee stock purchase plan....           --          1,060
Repayment of notes receivable from
  stockholders....................           13             13
Issuance of common stock
  warrants........................           --             49
Net loss and comprehensive loss...           --         (9,840)
                                    -------------  ------------
Balances at June 30, 1998.........       (1,175)        21,910
                                    -------------  ------------
Issuance of common stock in
  connection with public offering,
  net of offering costs...........           --         80,711
Exercise of common stock
  warrants........................           --            450
Exercise of common stock
  options.........................           --          1,062
Conversion of redeemable
  convertible preferred stock into
  common stock....................           --          8,131
Issuance of common stock under the
  employee stock purchase plan....           --          2,985
Repayment of notes receivable from
  stockholders....................          294            294
Issuance of common stock
  warrants........................           --             96
Net loss and comprehensive loss...           --        (16,109)
                                    -------------  ------------
                                    -------------  ------------
Balances at June 30, 1999.........    $    (881)    $   99,530
                                    -------------  ------------
                                    -------------  ------------

                           PROBUSINESS SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             YEAR ENDED JUNE 30,
                                                                                       -------------------------------
                                                                                         1997       1998       1999
                                                                                       ---------  ---------  ---------
OPERATING ACTIVITIES
Net loss.............................................................................  $  (8,643) $  (9,840) $ (16,109)
  Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
    Depreciation and amortization....................................................      2,789      4,380      7,316
    Other............................................................................         71        325         93
    Issuance of warrants.............................................................         --         30         96
    Issuance of common stock for services............................................         53         --         --
    Changes in operating assets and liabilities:
      Accounts receivable, net.......................................................     (1,194)      (317)    (1,333)
      Prepaid expenses and other current assets......................................       (170)    (1,544)    (1,534)
      Other assets...................................................................     (1,776)     1,729       (777)
      Accounts payable...............................................................        659        589      1,725
      Accrued liabilities............................................................      2,544      5,529      9,625
      Deferred revenue...............................................................         83        860       (195)
                                                                                       ---------  ---------  ---------
Net cash provided by (used in) operating activities..................................     (5,584)     1,741     (1,093)
                                                                                       ---------  ---------  ---------
INVESTING ACTIVITIES
Acquisition of BeneSphere Administrators, Inc., net of cash acquired.................       (245)        --         --
Additional consideration paid in connection with the acquisition of Benesphere
  Administrators, Inc................................................................         --     (1,127)    (2,367)
Purchases of equipment, furniture and fixtures.......................................     (2,902)    (9,433)   (22,223)
Capitalization of software development costs.........................................     (1,409)    (3,858)    (4,100)
Notes receivable from stockholder....................................................       (295)        --         --
                                                                                       ---------  ---------  ---------
Net cash used in investing activities................................................     (4,851)   (14,418)   (28,690)
                                                                                       ---------  ---------  ---------
FINANCING ACTIVITIES
Borrowings under line of credit agreements...........................................     24,727      6,874         --
Repayments of borrowings under line of credit agreements.............................    (23,831)   (11,632)        --
Proceeds from long-term debt and notes payable.......................................        185        820        451
Repayments under long-term debt and notes payable....................................       (534)    (4,059)      (323)
Proceeds from notes payable to stockholder...........................................        425         --         --
Repayments under note payable to stockholder.........................................       (275)      (250)        --
Principal payments on capital lease obligations......................................       (454)    (1,036)    (1,263)
Proceeds from issuance of redeemable and convertible preferred stock.................     11,098      1,500      5,045
Proceeds from issuance of common stock...............................................         78     29,345     85,208
Repayment of notes receivable from stockholder.......................................         --         13        294
                                                                                       ---------  ---------  ---------
Net cash provided by financing activities............................................     11,419     21,575     89,412
                                                                                       ---------  ---------  ---------
Net increase in cash and cash equivalents............................................        984      8,898     59,629
Cash and cash equivalents, beginning of period.......................................      4,064      5,048     13,946
                                                                                       ---------  ---------  ---------
Cash and cash equivalents, end of period.............................................  $   5,048  $  13,946  $  73,575
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest.............................................  $   1,529  $     590  $     652
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchases of equipment under capital lease obligations...............................  $   2,827  $     738  $     365
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Issuances of warrants................................................................  $     161  $      49  $      --
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Notes receivable from stockholders issued in connecction with stock option
  exercises..........................................................................  $   1,188  $      --  $      --
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Issuance of preferred stock in satisfaction of notes payable.........................  $     252  $     683  $     455
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Conversion of redeemable and convertible preferred stock to common stock.............  $      --  $  22,373  $   8,131
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
ACQUISITION OF BENESPHERE ADMINISTRATORS, INC.
Issuance of warrants.................................................................  $     160  $      --  $      --
Liabilities assumed..................................................................      2,445         --         --
Notes payable to BeneSphere Administrators, Inc. ....................................        250         --         --
                                                                                       ---------  ---------  ---------
                                                                                       $   2,855  $      --  $      --
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
BeneSphere contingent consideration..................................................  $      --  $   2,208  $   2,519
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                           PROBUSINESS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

    ProBusiness Services, Inc. (the "Company") provides employee administrative services for large employers. The Company's primary service offerings are payroll processing, payroll tax filing, benefits administrative services, human resources software and self-service applications.

    In January 1, 1997, the Company acquired all of the outstanding stock of BeneSphere Administrators, Inc. ("BeneSphere"), a Washington corporation. The transaction was recorded under the purchase method of accounting, and the results of operations of BeneSphere have been included in the financial statements of the Company beginning January 2, 1997 (Note 11).

    In April 27, 1999, the Company acquired all of the outstanding stock of Clemco, Inc. ("Conduit Parent"), a Georgia corporation. Conduit Parent is the parent and sole stockholder of Conduit Software, Inc., a provider of employee relationship management applications. The transaction was recorded using the pooling-of interests method of accounting, and as such, all financial information have been restated to reflect the acquisition. (Note 11)

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

PAYROLL PROCESSING, PAYROLL TAX FILING SERVICES AND BENEFITS ADMINISTRATION
  SERVICES

    In connection with its payroll tax filing services, the Company collects funds from clients for payment of payroll taxes, holds such funds in a financial institution until payment is due (such funds being segregated from the Company's other accounts), remits such funds to the appropriate taxing authorities, and files related federal, state and local tax returns, coupons, or other required payroll tax data ("payroll tax filings"). For such services, the Company derives its payroll tax filing service revenue from fees charged and from interest income it receives on payroll tax funds temporarily held pending remittance on behalf of its clients to taxing authorities ("collected but unremitted payroll tax funds"). These collected but unremitted payroll tax funds and the related liability to clients for such funds are included in the accompanying consolidated balance sheets as current assets and current liabilities. The amount of funds held under these arrangements with customers may vary significantly during the year. The Company invests collected but unremitted payroll tax funds in various financial instruments which consisted of overnight U.S. government, agency and mortgage backed repurchase agreements ($279.8 million), money market funds ($50.1 million) and cash and cash equivalents ($2.8 million) at June 30, 1998 and of overnight U.S. government, agency and mortgage backed repurchase agreements ($44.6 million), money market funds ($422.1 million), commercial paper ($69.5 million), variable rate instruments ($40.0 million) and cash and cash equivalents ($4.3 million) at June 30, 1999. As a result of the types of financial instruments in which the Company invests, the carrying amount of such investments approximates fair value. The Company's collected but unremitted payroll tax fund investments are held primarily with one custodial financial institution. Interest income earned on collected but unremitted payroll tax funds, which is classified as revenue, amounted to approximately $5.9 million, $11.5 million and $19.6 million for fiscal 1997, 1998 and 1999, respectively.

    The Company's payroll tax filing service is subject to various risks resulting from errors and omissions in the payment of payroll taxes and related payroll tax filings. The Company processes data received from

                           PROBUSINESS SERVICES, INC.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) client's and remits funds along with any required payroll tax filings to the appropriate tax authorities when due. Tracking, processing and paying such tax liabilities is complex. Errors and omissions have occurred in the past and may occur in the future in connection with such service. The Company is subject to cash penalties imposed by tax authorities for late filings or underpayment of taxes. To date, such penalties have not been significant. However, there can be no assurance that any liabilities associated with such penalties will not have a material adverse effect on the Company's business, financial condition or results of operations. At June 30, 1998 and 1999, the Company had accrued approximately $971,000 and $2.3 million, respectively, for potential tax penalties. There can be no assurance that the Company's accruals or insurance for such penalties will be adequate. In addition, failure by the Company to make timely or accurate payroll tax payments or filings when due may damage the Company's reputation and adversely affect its relationships with existing clients and its ability to gain new clients.

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

                           PROBUSINESS SERVICES, INC.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INTEREST RATE MANAGEMENT

    During fiscal 1998 and 1999, the Company entered into various interest rate swap agreements with a financial institution. The purpose of these agreements is to convert a portion of the interest the Company earns from collected but unremitted payroll tax funds from a variable to a fixed rate basis. The Company considers these agreements to be for "other than trading purposes" and has accounted for these agreements on an accrual basis, with each net payment or receipt due or owed under each agreement recognized in revenue during the period to which the payment or receipt relates, with no recognition on the balance sheet of the fair value of the agreements. The aggregate fair value of these agreements was $432,000 and $(3.2) million at June 30, 1998 and 1999, respectively.

    These agreements, with fixed interest rates between 5.905% and 4.75%, each have a term of two years, and expire at various dates through May 2001. Interest is paid or received based upon the product of the contractual notional balance multiplied by the difference in the fixed interest rate and the contractual floating rate option. The contractual notional balance varies on a monthly basis due to fluctuations in projected holdings of collected but unremitted payroll tax funds. At June 30, 1999, the notional balance was $318 million and the average monthly notional balance for the remaining term of the agreements was $298 million. The agreements require collateral at the option of the financial institution if interest rates increase and certain other conditions are met as defined in the agreements.

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

REVENUE RECOGNITION

    Revenue from payroll processing and payroll tax filing services under client contracts is recognized as the services are performed provided that no other obligations are required to be performed. Interest income earned on unremitted payroll tax funds invested is recognized as earned.

                           PROBUSINESS SERVICES, INC.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company's sales are primarily to customers in the United States. Credit evaluations are performed as necessary and the Company does not require collateral from customers.

GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and other intangible assets are included in other assets and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the respective useful lives, which range from three to twenty years. Management periodically reviews the carrying amounts of the Company's intangible assets for indications of impairment.

SOFTWARE DEVELOPMENT COSTS

    The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed."

    The Company capitalizes software development costs incurred after establishing technological feasibility of the product prior to the general release of the service using the product. In accordance with SFAS No. 2, "Accounting for Research and Development Costs," which establishes accounting and reporting standards for research and development, costs incurred in connection with the enhancement of the Company's existing products or after the general release of the service using the product are expensed in the current period and included in the research and development costs within the statement of operations. The Company amortizes the capitalized software development costs using the greater of the straight-line basis over the estimated product life, which is generally a 36 month period, or the ratio of current revenue to the total of current revenue and anticipated future revenue over the life of the related product. Such amortization is included in cost of providing services within the consolidated statements of operations.

    In connection with the Company's merger with Conduit Parent, the Company accounted for various contracts as end-user funding arrangements. The Company recorded the costs incurred under these arrangements as research and development expense and the revenues earned as a reduction of research and development expense. Research and development expense was reduced by $1,705,000, $1,232,000 and 1,072,000 for fiscal 1997, 1998 and 1999, respectively, for the revenues earned under these arrangements.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the "disclosure only" alternative as described in SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") (Note 7).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Comprehensive Income (Loss)

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, & Reporting Comprehensive Income. ("SFAS 130") which requires that all items that are required to be recognized under accounting standards as components of comprehensive income (revenues, expenses, gains and losses) be reported in the financial statements. The Company adopted SFAS 130 effective July 1, 1998.

                           PROBUSINESS SERVICES, INC.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Disclosures about Segments of an Enterprise

    In June 1997, the FASB issued SFAS No. 131,"Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. In addition, it establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adapted SFAS 130 effective July 1, 1998.

Derivative Instruments and Hedging Activities

    In June 1998, the FASB issued SFAS No. 133,"Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and in June 1999, the FASB issued SFAS No. 137,"Accounting for Derivative and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 133"). SFAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. SFAS 137 deferred for one year effective date of SFAS 133. The Company is required to adopt this statement in fiscal 2001 and has not determined the effect, if any, that adoption will have on its consolidated financial position or results of operations.

RECLASSIFICATIONS

    Certain prior year balances have been reclassified to conform to the current year presentation.

BASIC AND DILUTED NET LOSS PER SHARE (HISTORICAL AND PRO FORMA)

    Shares used in computing basic and diluted net income (loss) per share are based on the weighted average shares outstanding in each period. Basic net income (loss) per share excludes any dilutive effects of stock options. Diluted net income (loss) per share includes the dilutive effect of the assumed exercise of stock options using the treasury stock method. However, the effect of outstanding stock options has been excluded from the calculation of diluted net loss per share as their inclusion would be antidilutive.

    Pro forma net loss per share has been computed as described above and also gives effect, under SEC guidance, to the conversion of preferred stock to common stock not included above that automatically converted upon completion of the Company's initial public offering, using the if-converted method.

                           PROBUSINESS SERVICES, INC.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    A reconciliation of shares used in the calculation of historical and pro forma basic and diluted net loss per share follows (in thousands except per share information):

                                                                1997       1998        1999
                                                              ---------  ---------  ----------
HISTORICAL:
  Net loss..................................................  $  (8,643) $  (9,840) $  (16,109)
                                                              ---------  ---------  ----------
  Weighted average shares of common stock outstanding used
    in computing basic and diluted net loss per share.......      2,545     14,410      21,033
                                                              ---------  ---------  ----------
  Basic and diluted net loss per share......................  $   (3.40) $   (0.68) $    (0.77)
                                                              ---------  ---------  ----------
PRO FORMA:
  Net loss..................................................  $  (8,643) $  (9,840)
                                                              ---------  ---------
  Shares used in computing basic and diluted net loss per
    share (from above)......................................      2,545     14,410
  Pro forma adjustment to reflect the effect of the
    conversion of preferred stock from the date of
    issuance................................................      8,534      2,125
                                                              ---------  ---------
  Weighted average shares of used in computing pro forma
    basic and diluted net loss per share....................     11,079     16,535
                                                              ---------  ---------
  Pro forma basic and diluted net loss per share............  $   (0.78) $   (0.60)
                                                              ---------  ---------

    If the Company had reported net income, the calculation of diluted earnings per share (historical and pro forma) would have included the shares used in the computation of historical and pro forma net loss per share as well as an additional 688,000, 1,193,000 and 1,271,000 common equivalent shares related to outstanding stock options and warrants not included above (determined using the treasury stock method) for fiscal 1997, 1998 and 1999, respectively.

2. EQUIPMENT, FURNITURE AND FIXTURES

    Equipment, furniture and fixtures consist of the following (in thousands):

                                                                 JUNE 30,
                                                           --------------------
                                                             1998       1999
                                                           ---------  ---------
Equipment and leasehold improvements.....................  $  18,891  $  39,563
Furniture and fixtures...................................      3,383      4,614
                                                           ---------  ---------
                                                              22,274     44,177
Less accumulated depreciation and amortization...........     (7,956)   (13,153)
                                                           ---------  ---------
                                                           $  14,318  $  31,024
                                                           ---------  ---------

    Equipment, furniture and fixtures include amounts for assets acquired under capital leases, principally production, office and computer equipment, of $4,015,000 and $4,167,000 at June 30, 1998 and 1999, respectively. Accumulated amortization of these assets was $1,735,000 and $2,751,000 at June 30, 1998 and 1999, respectively.

                           PROBUSINESS SERVICES, INC.

3. LONG-TERM DEBT

LINE-OF-CREDIT AGREEMENTS

    On June 30, 1998, the Company executed an Amended and Restated Loan and Security Agreement with a financial institution. The agreement provides for borrowings that are limited to the lesser of $20,000,000, or the sum of five times the Company's average monthly net collections, as defined in the agreement, plus the lesser of five times the Company's average monthly collections of the interest on tax investment funds as defined in the agreement or $5,000,000, plus $1,500,000. The agreement superseded all previous line-of-credit agreements and amendments thereto with the financial institution that existed as of June 30, 1997.

    At June 30, 1999, no borrowings were outstanding under the agreement and the amount available for borrowing under the agreement was approximately $20,000,000. Borrowings outstanding under the agreement bear interest at the bank's prime rate plus 1% (7.75% at June 30, 1999) and are collateralized by substantially all of the Company's assets not otherwise encumbered. The financial covenants of the agreement require the Company to maintain minimum net worth and earnings to debt service ratios. The agreement expires on December 31, 2000, and is subject to automatic and continuous renewal unless termination notice is given by either party in accordance with the agreement.

4. LEASE OBLIGATIONS

    The Company leases its facilities and various equipment under non-cancelable operating leases which expire at various dates through 2015. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and contain renewal options and provisions adjusting the lease payments based upon changes in operating costs or in fixed increments. Rent expense is reflected on a straight-line basis over the terms of the related leases. The Company is also obligated under a number of capital equipment leases expiring at various dates through 2004. The future minimum lease payments under capital and operating leases subsequent to June 30, 1999 are summarized as follows (in thousands):

                                                                            CAPITAL    OPERATING
                                                                            LEASES      LEASES
                                                                           ---------  -----------
Year ending June 30,
  2000...................................................................  $   1,264   $   4,870
  2001...................................................................        228       4,883
  2002...................................................................        212       4,935
  2003...................................................................        180       4,794
  2004...................................................................         26       4,495
  Thereafter.............................................................         --      30,523
                                                                           ---------  -----------
Total minimum lease payments.............................................  $   1,910   $  54,500
                                                                           ---------  -----------
Less amounts representing interest.......................................        252
                                                                           ---------
Present value of net minimum capital lease obligations...................      1,658
Less current portion.....................................................      1,110
                                                                           ---------
                                                                           $     548
                                                                           ---------

    Rent expense was approximately $1,666,000, $3,247,000 and $4,543,000 for fiscal 1997, 1998 and 1999, respectively.

                           PROBUSINESS SERVICES, INC.

5. INCOME TAXES

    As of June 30, 1999, the Company had federal net operating loss carryforwards of approximately $30.1 million which expire in the fiscal years 2000 through 2019. Of this amount, approximately $8.3 million can be utilized only against the taxable income of one of the Company's subsidiaries. The Company also had federal research and development tax credit carryforwards of approximately $1.6 million which expire in the fiscal years 2009 through 2019.

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                                                                JUNE 30,
                                                          --------------------
                                                            1998       1999
                                                          ---------  ---------
Deferred tax assets:
  Net operating loss carryforwards......................  $   7,591  $  10,768
  Research and development credit carryforwards.........      1,499      2,283
  Equipment, furniture and fixtures.....................      1,010      2,225
  Accrued liabilities...................................      2,147      4,731
                                                          ---------  ---------
Gross deferred tax assets...............................     12,247     20,007
Less valuation allowance................................    (10,864)   (17,829)
                                                          ---------  ---------
Deferred tax assets.....................................      1,383      2,178
Deferred tax liabilities:
  Capitalized software development costs................     (1,338)    (2,035)
  Other.................................................        (45)      (143)
                                                          ---------  ---------
Gross deferred tax liabilities..........................     (1,383)    (2,178)

Net deferred taxes......................................  $      --  $      --
                                                          ---------  ---------

    Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

    A valuation allowance has been established and, accordingly, no benefit has been recognized for the Company's net operating losses and deferred tax assets. The net valuation allowance increased by approximately $7.0 million during the year ended June 30, 1999. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception and expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

    Deferred tax assets relating to net operating loss carryforwards as of June 30, 1999 include approximately $2.5 million associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to stockholder's equity.

                           PROBUSINESS SERVICES, INC.

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK

    As indicated in Note 11, in connection with the Company's acquisition of Conduit Parent, the Company restated its consolidated financial statements to include the consolidated financial position and results of operations of Conduit Parent.

    In November 1997, Conduit Parent sold 215,800 shares of Series B redeemable convertible preferred stock for approximately $7.80 per share, resulting in net proceeds to the Company of $1,000,000 and the cancellation of notes payable and accrued interest totaling $683,000. The Company has reflected the accretion of discount as a charge to accumulated deficit. In May 1998, Conduit Parent sold 46,980 shares of Series C redeemable convertible preferred stock for approximately $11.01 per share, resulting in net proceeds to the Company of $500,000. In December 1998, Conduit Parent sold 328,715 shares of Series D redeemable convertible preferred stock for approximately $9.91 per share, resulting in net proceeds to the Company of $2,795,000 and the cancellation of notes payable and accrued interest totaling $455,000. In February 1999, Conduit Parent sold 227,560 shares of Series D redeemable convertible preferred stock for approximately $9.91 per share, resulting in net proceeds to the Company of $2,250,000.

    Effective with the merger of Conduit Parent with ProBusiness, all shares of redeemable convertible preferred stock were converted to Conduit Parent common stock and were exchanged for 819,055 shares of ProBusiness common stock.

7. STOCKHOLDERS' EQUITY

    In September 1997, the Company completed its initial public offering of common stock. The offering consisted of 3,750,000 shares of common stock issued to the public at $7.33 per share. Upon the closing of the initial public offering, all outstanding shares of preferred stock were converted into common stock. In October 1997, the underwriters exercised an option to purchase an additional 562,500 shares of common stock at the initial public offering price of $7.33 per share to cover over-allotments.

    In September 1998, the Company completed a secondary public offering of the Company's common stock. The offering consisted of 2,775,000 shares of common stock issued to the public at $27.00 per share. In September 1998, the underwriters exercised an option to purchase an additional 416,250 shares of common stock at the price of $27.00 per share to cover over-allotments.

WARRANTS

    The following table represents a summary of warrants outstanding as of June 30, 1999:

                                                              EXERCISE PRICE
DATE ISSUED                                   EXPIRATION         PER SHARE     NUMBER OF SHARES
- ----------------------------------------  ------------------  ---------------  -----------------
November 1996...........................  September 2002         $    2.65            67,500
July 1997...............................  July 2002              $    6.00            30,000
                                                                                      ------
                                                                                      97,500
                                                                                      ------
                                                                                      ------

    In connection with the Company's initial public offering, the Company issued 367,288 shares of common stock upon the exercise of warrants, a portion of which were exercised pursuant to a net exercise provision, for total proceeds of $923,000. In addition, during fiscal 1998, the Company issued 48,437 shares of common stock upon exercise of warrants, a portion of which were exercised pursuant to net exercise provisions, for a total of $36,000. During fiscal 1999, the Company issued 178,790 shares of common stock

                           PROBUSINESS SERVICES, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)
upon exercise of warrants, a portion of which were exercised pursuant to net exercise provisions, for a total of $450,000.

STOCK SPLIT

    On July 23, 1998, the Board of Directors approved a three-for-two split of its $.001 par value common stock in the form of a 50% distribution to stockholders of record as of July 31, 1998. As a result of the stock split, authorized and outstanding common shares increased 50% and capital in excess of par was reduced by the par value of the additional common shares issued. The rights of the holders of these securities were not otherwise modified. All references in the financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated for the effect of the stock split.

8. STOCK OPTION AND STOCK PURCHASE PLANS

STOCK OPTION PLANS

    The Company's 1989 Stock Option Plan (the "1989 Plan") provided for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of the Code and for the granting to employees, directors and consultants of nonstatutory stock options. In February 1997, the Board of Directors of the Company increased the shares available for future grants under the 1989 Plan by 2,063,649 for a total of 4,480,872 shares. Options granted under the 1989 Plan before the effective date of the amendment and restatement to the 1996 Plan in September 1997, described below, remain outstanding in accordance with their terms, however, no further options were granted under the 1989 Plan after the effective date of the amendment and restatement to the 1996 Plan.

    In 1996, the Company established the 1996 Executive Stock Option Plan ("Executive Plan") which provides for stock options to employees and consultants. Under the Executive Plan, the Board of Directors may grant nonstatutory stock options to employees and consultants and incentive stock options to employees only. The Company reserved 1,125,000 shares of common stock for exercise of stock options under the Executive Plan. The grant of incentive stock options to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company must be no less than 110% of the fair market value per share on the date of grant. Fair market value is determined by the Board of Directors. For all other employees the options must be no less than 100% of the fair market value per share on the date of grant. All nonstatutory stock options granted are at a price that is determined by the Board of Directors. The options generally expire ten years from the date of grant and are exercisable as determined by the Board of Directors.

    In November 1996, the Board of Directors and stockholders approved, effective upon the initial public offering, an amendment and restatement of the Executive Plan to rename the 1996 Executive Stock Option Plan to the 1996 Stock Option Plan (the "1996 Plan") and authorized an increase in the number of shares reserved for issuance under the 1996 Plan of any unused or canceled shares under the 1989 Plan, and an annual increase equal to the lesser of (a) 375,000 shares,
(b) 2% of the outstanding shares of common stock on such date or (c) a lesser amount determined by the Board. The 1996 Plan provides for grants to employees (including officers and employee directors) of incentive stock options and for the granting to employees, directors and consultants of nonqualified stock options. Notes receivable for the purchase of

                           PROBUSINESS SERVICES, INC.

8. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED) common stock are included in stockholders' equity (deficit). In November 1998, the Company's stockholders approved an amendment to the 1996 Plan to increase the number of shares reserved for issuance by an additional 950,000 shares.

    In connection with the acquisition of Conduit Parent, as discussed in Note 1, the Company converted options to purchase shares of Conduit Parent common stock into options to purchase shares of the Company's common stock. The number of shares of the Company's common stock issuable under each option and the exercise price for each grant were adjusted by an exchange ratio. The Company did not assume the Stock Incentive Plan ("Conduit Parent Plan") under which the options had been originally granted. The Conduit Parent Plan was terminated and no further options will be granted under the Conduit Parent Plan. The converted options continue to be subject to the terms of the Conduit Parent Plan. The Conduit Parent Plan provided for the granting of incentive stock options as well as nonstatutory stock options. The exercise prices of all options granted prior to the acquisition were determined by the Conduit Parent Board of Directors and were not less than the fair market value per share on the date of grant. The options generally expire ten years from the date of grant and are exercisable as determined by the Conduit Parent Board of Directors at the date of the grant.

                                                                      OUTSTANDING OPTIONS
                                                                 -----------------------------
                                                                             WEIGHTED AVERAGE
                                                                 NUMBER OF    EXERCISE PRICE
                                                                   SHARES           PER
                                                                 ----------  -----------------
Outstanding at June 30, 1996...................................     964,617      $    0.27
  Granted......................................................     998,691           4.83
  Exercised....................................................    (472,940)          2.39
  Canceled.....................................................    (173,672)          2.51
                                                                 ----------         ------
Outstanding at June 30, 1997...................................   1,316,696           2.62
  Granted......................................................     924,105          11.82
  Exercised....................................................    (236,998)          1.34
  Canceled.....................................................    (187,157)          7.12
                                                                 ----------         ------
Outstanding at June 30, 1998...................................   1,816,646           7.21
  Granted......................................................   1,141,295          30.86
  Exercised....................................................    (342,562)          2.88
  Canceled.....................................................    (111,519)         23.74
                                                                 ----------         ------
Outstanding at June 30, 1999...................................   2,503,860          17.81
                                                                 ----------         ------
                                                                 ----------         ------

    A summary of the activity under all plans is set forth below:

    As of June 30, 1999, options to purchase 659,235 shares of common stock were vested and exercisable at an average exercise price of $6.39 per share and options to purchase 1,939,947 shares were available for future grant. As of June 30, 1999, options to purchase approximately 127,000 shares of common stock had been exercised which are subject to repurchase.

    The weighted-average fair value of options granted during fiscal 1997, 1998 and 1999 was $1.01, $6.98 and $20.99 per share, respectively.

                           PROBUSINESS SERVICES, INC.

8. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED)
    The following table summarizes information concerning currently outstanding and exercisable options at June 30, 1999:

                                                    OUTSTANDING OPTIONS
                                     --------------------------------------------------
                                                  WEIGHTED AVERAGE                               EXERCISABLE
                                                      REMAINING                          ----------------------------
                                                  CONTRACTUAL LIFE    WEIGHTED AVERAGE              WEIGHTED AVERAGE
EXERCISE PRICE                         SHARES          (YEARS)         EXERCISE PRICE     SHARES     EXERCISE PRICE
- -----------------------------------  ----------  -------------------  -----------------  ---------  -----------------
$ 0.13--$ 4.83.....................     496,657            6.87           $    2.35        319,170      $    1.89
$ 5.83--$18.92.....................     823,812            8.20           $    9.25        304,191      $    8.99
$19.17--$27.00.....................     692,941            9.05           $   26.36         28,935      $   22.77
$30.00--$45.34.....................     490,450            9.63           $   35.78          6,939      $   31.30
                                     ----------                                          ---------
                                      2,503,860                                            659,235
                                     ----------                                          ---------

STOCK-BASED COMPENSATION

    As permitted under SFAS 123, the Company has elected to continue to follow APB 25 in accounting for stock-based awards to employees. Under APB 25, the Company has not recognized any compensation expense with respect to such awards, since the exercise price of the stock options awarded are equal to the fair market value of the underlying security on the grant date.

    Disclosure of information regarding net loss and net loss per share is required by SFAS 123, which also requires that the information be determined on an "as adjusted" basis as if the Company had accounted for its stock-based awards to employees granted subsequent to June 30, 1995, under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of the grant using a Black-Scholes option pricing model. Limitations on the effectiveness of the Black-Scholes option valuation model are that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and that the model requires the use of highly subjective assumptions including expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The Company has plans which award employees stock options. These plans are discussed within the note above. The fair value of the Company's stock-based awards to employees was estimated using the following weighted-average assumptions:

                                                                             YEAR ENDED JUNE 30,
                                                                       -------------------------------
                                                                         1997       1998       1999
                                                                       ---------  ---------  ---------
Expected life (in years).............................................          2          2          4
Expected volatility..................................................      0.001      0.746      0.907
Risk-free interest rate..............................................       6.20%      5.50%      5.50%
Expected dividend yield..............................................       0.00%      0.00%      0.00%

                           PROBUSINESS SERVICES, INC.

8. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED)
    For disclosure purposes, the adjusted estimated fair value of the Company's stock-based awards to employees is amortized over the vesting period for options. The Company's adjusted information follows (in thousands, except for per share information):

                                                                     YEAR ENDED JUNE 30,
                                                              ---------------------------------
                                                                1997        1998        1999
                                                              ---------  ----------  ----------
Net Loss, as reported.......................................  ($  8,643) ($   9,840) ($  16,109)
Net Loss, as adjusted.......................................  ($  8,754) ($  10,792) ($  21,058)
Historical net loss per share, as reported..................  ($   3.40) ($    0.68) ($    0.77)
Historical net loss per share, as adjusted..................  ($   3.44) ($    0.75) ($    1.00)
Pro forma net loss per share, as reported...................  ($   0.78) ($    0.60)
Pro forma net loss per share, as adjusted...................  ($   0.79) ($    0.65)

1997 EMPLOYEE STOCK PURCHASE PLAN

    The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in November 1996 and amended in August 1997, for which employees who work a minimum of 20 hours per week at least five months in any calendar year are eligible. There were 750,000 shares of common stock authorized for issuance under the Purchase Plan with an annual increase to be added on each anniversary date of the adoption of the Purchase Plan equal to the lesser of (a) 225,000 shares, (b) 1.5% of the outstanding shares on such date or
(c) a lesser amount determined by the Board of Directors. As of June 30, 1999, a total of 572,090 shares had been issued under the Plan for the first three six-month purchase periods. Under the Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85% of the fair market value at either the beginning of each two-year offering period or the end of each six-month purchase period within the two-year offering period. Plan purchases are limited to 10% of each employee's compensation.

9. EMPLOYEE BENEFIT PLAN

    The Company maintains a tax deferred savings plan under section 401(k) of the Code (the "Plan"), for the benefit of certain qualified employees. Employees may elect to contribute to the Plan, through payroll deductions of up to 18% of their compensation, subject to certain limitations. The Company, at its discretion, may make additional contributions. The Company did not make any contributions to the Plan in fiscal 1997, 1998 or 1999.

                           PROBUSINESS SERVICES, INC.

10.  CONSOLIDATED BALANCE SHEET DETAIL

                                                                                JUNE 30,
                                                                          --------------------
                                                                            1998       1999
                                                                          ---------  ---------
Capitalized software development costs..................................  $   5,247  $   8,744
Prepaid lease expense...................................................        133         93
Notes receivable from employees.........................................        422      1,113
Goodwill and other intangible assets....................................      4,636      6,048
Deposits and other......................................................        597        999
                                                                          ---------  ---------
                                                                          $  11,035  $  16,997
                                                                          ---------  ---------
                                                                          ---------  ---------

    Other assets consist of the following (in thousands):

    Accumulated amortization for capitalized software development costs was approximately $802,000 and $1,148,000 at June 30, 1998 and 1999, respectively. Accumulated amortization for goodwill and other intangible assets was approximately $855,000 and $1,881,000 at June 30, 1998 and 1999, respectively.

    In January 1997, the Company advanced $250,000 in the form of a note receivable from a stockholder who is also an executive officer. The note is due in January 2001 and bears interest at 6.10% per year. In September 1998, the Company advanced $250,000 in the form of a note receivable from a stockholder who is also an executive officer. The note is due in September 2001, bears interest at 5.42%. In November 1998, the Company advanced $450,000 in the form of a note receivable from a stockholder who is also an executive of the Company. The note bears interest at 5.42% per year and $200,000 of the note is due in November 2000, with the remainder payable in November 2003. All of the notes are full recourse.

    Accrued liabilities consist of the following (in thousands):

                                                                                JUNE 30,
                                                                          --------------------
                                                                            1998       1999
                                                                          ---------  ---------
Accrued expenses........................................................  $   7,042  $  13,161
Accrued tax penalties and related reserves..............................        971      3,265
Accrued payroll and related expenses....................................      3,322      4,424
Accrued BeneSphere contingent consideration (Note 11)...................      1,081      1,233
Other...................................................................        990      1,100
                                                                          ---------  ---------
                                                                          $  13,406  $  23,183
                                                                          ---------  ---------

11.  BUSINESS COMBINATIONS

    In January 1997, the Company acquired all of the outstanding stock of BeneSphere. The purchase price consisted of $500,000 in cash, of which $250,000 was paid upon closing and $250,000 was paid in April 1997, warrants to purchase 75,000 shares of the Company's common stock at a price of $6.00 per share and with an estimated fair value of $160,000, the assumption of $2,445,000 of BeneSphere's liabilities (including acquisition costs) plus additional contingent consideration based on BeneSphere's revenues in excess of certain base amounts, as defined in the agreement. The contingent consideration was payable in cash in four quarterly payments beginning April 1, 1998 for the calendar year 1997 payment and April 1, 1999 for the calendar year 1998 payment. Interest accrued at a rate of 9% per annum on all earned but unpaid balances.

    In January 1998 and 1999, the Company accrued an additional $2,208,000 and $2,519,000, respectively, of contingent consideration and recorded goodwill in the same amount related to the BeneSphere

                           PROBUSINESS SERVICES, INC.

11.  BUSINESS COMBINATIONS (CONTINUED)
acquisition as described above. As of June 30, 1999 the Company had a remaining outstanding balance of $1,233,000 for accrued contingent consideration, which is classified as accrued liabilities in the accompanying consolidated balance sheet. Goodwill arising from the acquisition is being amortized on a straight-line basis over 20 years.

    In April 1999, the Company acquired Clemco, Inc. ("Conduit Parent"); the parent and sole stockholder of Conduit Software, Inc., a provider of employee relationship management applications. The merger was accounted for using the pooling-of-interests method of accounting and as such the Company's historical financial results for all dates and periods prior to the merger have been restated to reflect the merger. In connection with the acquisition, the Company issued 1,714,973 shares of its common stock to Conduit Parent's stockholders in exchange for all of the outstanding common and preferred stock of Conduit Parent. All outstanding options and warrants to purchase Conduit Parent's capital stock were converted into options and warrants to purchase 82,987 shares of ProBusiness common stock. In connection with the business combination, the Company incurred direct transaction costs of approximately $3,500,000, which consisted primarily of fees for investment banking, legal and accounting services incurred in conjunction with the merger. Of this, $598,000 was paid before June 30, 1999. The balance of $2,902,000 is included in current liabilities on the consolidated balance sheet and is anticipated to be paid within 12 months. The Company's consolidated results of operations include adjustments to conform the presentation and accounting policies of Conduit Parent to ProBusiness' accounting policies.

    The following information shows revenues and net loss of the separate companies for the periods preceding the combination (in thousands):

                                                           YEAR ENDED
                                                  ----------------------------
Revenues:                                         JUNE 30, 1997  JUNE 30, 1998
                                                  -------------  -------------       NINE
                                                                                    MONTHS
                                                                                    ENDED
                                                                                MARCH 31, 1999
                                                                                --------------
                                                                                 (UNAUDITED)
  ProBusiness...................................   $    27,374    $    46,317     $   50,126
  Conduit Parent................................           301            217            190
                                                  -------------  -------------  --------------
    Combined....................................   $    27,675    $    46,534     $   50,316
                                                  -------------  -------------  --------------
                                                  -------------  -------------  --------------
Net Loss:
  ProBusiness...................................   $    (6,245)   $    (6,517)    $   (5,728)
  Conduit Parent................................        (2,398)        (3,323)        (4,430)
                                                  -------------  -------------  --------------
    Combined....................................   $    (8,643)   $    (9,840)    $  (10,158)
                                                  -------------  -------------  --------------
                                                  -------------  -------------  --------------

12.  SEGMENT INFORMATION

    The Company has adopted SFAS 131 effective July 1, 1998. The new rules established revised standards for public companies relating to the reporting of financial information about operating segments. The Company has identified one reportable operating segment based upon the provisions of SFAS 131. The Company is a provider of employee administrative services for large employers.

    The Company's Chief Operating Decision Maker ("CODM"), who is the President and Chief Executive Officer, evaluates performance based on a measure of consolidated gross margin, operating profit before client acquisition costs and profit or loss from operations. The accounting policies of the reportable segment is the same as those described in the summary of significant accounting policies. Based on the above, the Company's consolidated statements of operations disclose the available financial information of its reportable segment in accordance with SFAS 131 for fiscal 1997, 1998 and 1999.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ProBusiness Services, Inc.

    We have audited the accompanying consolidated balance sheets of ProBusiness Services, Inc. as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProBusiness Services, Inc. at June 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Walnut Creek, California
July 29, 1999

                           PROBUSINESS SERVICES, INC.

                           QUARTERLY FINANCIAL DATA*

                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                       QUARTER ENDED
                                                                        --------------------------------------------
                                                                                1998                   1999
                                                                        --------------------  ----------------------
                                                                        SEPT. 30    DEC. 31    MARCH 31     JUNE 30
                                                                        ---------  ---------  -----------  ---------
Revenue...............................................................  $  14,255  $  16,102   $  19,959   $  19,829
Operating expenses:
  Cost of providing services..........................................      7,711      8,325       9,150       9,323
  General and administrative..........................................      2,565      2,658       2,745       2,782
  Research and development............................................      1,916      2,353       2,981       2,667
  Client acquisition costs............................................      6,456      6,659       8,487       8,260
  Merger costs........................................................         --         --          --       3,500
                                                                        ---------  ---------  -----------  ---------
Total operating expenses..............................................     18,648     19,995      23,363      26,532
                                                                        ---------  ---------  -----------  ---------
Loss from operations..................................................     (4,393)    (3,893)     (3,404)     (6,703)
Interest expense......................................................       (230)       (16)       (288)       (151)
Other income..........................................................        186        804       1,076         903
Net loss..............................................................  $  (4,437) $  (3,105)  $  (2,616)  $  (5,951)
                                                                        ---------  ---------  -----------  ---------
                                                                        ---------  ---------  -----------  ---------

                                                                                       QUARTER ENDED
                                                                        --------------------------------------------
                                                                                1997                   1998
                                                                        --------------------  ----------------------
                                                                        SEPT. 30    DEC. 31    MARCH 31     JUNE 30
                                                                        ---------  ---------  -----------  ---------
Revenue...............................................................  $   9,274  $  10,327   $  13,735   $  13,198
Operating expenses:
  Cost of providing services..........................................      5,068      5,817       6,472       6,693
  General and administrative..........................................      1,887      1,782       1,822       1,835
  Research and development............................................      1,445      1,604       1,439       1,834
  Client acquisition costs............................................      4,115      4,343       5,820       4,542
                                                                        ---------  ---------  -----------  ---------
Total operating expenses..............................................     12,515     13,546      15,553      14,904
                                                                        ---------  ---------  -----------  ---------
Loss from operations..................................................     (3,241)    (3,219)     (1,818)     (1,706)
Interest expense......................................................       (261)      (169)        (87)        (96)
Other income..........................................................         26        234         244         253
                                                                        ---------  ---------  -----------  ---------
Net loss..............................................................  $  (3,476) $  (3,154)  $  (1,661)  $  (1,549)
                                                                        ---------  ---------  -----------  ---------
                                                                        ---------  ---------  -----------  ---------

- ------------------------

* All amounts for all periods have been restated to include the consolidated results of operations of Conduit Parent.