Form 10-K, Exhibit 13
period 2000-06-30
PROBUSINESS SERVICES INC
filed 2000-09-28
CIK 1028751

                                                        Exhibit 13.1

                           PROBUSINESS SERVICES, INC.

                           FINANCIAL REPORTING INDEX


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................  Page 2

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets...............................  Page F-1

  Consolidated Statements of Operations.....................  Page F-2

  Consolidated Statements of Stockholders' Equity...........  Page F-3

  Consolidated Statements of Cash Flows.....................  Page F-4

  Notes to Consolidated Financial Statements................  Page F-5

  Report of Ernst & Young, LLP, Independent Auditors........  Page F-17

QUARTERLY FINANCIAL DATA....................................  Page 27

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto of ProBusiness appearing elsewhere in this Annual Report. The following discussion contains forward-looking statements. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Annual Report.

OVERVIEW

    ProBusiness is a leading provider of comprehensive outsourced administrative services for large employers nationwide. The Company's primary service offerings are payroll processing, payroll tax filing, benefits administration services, human resources software, Shared Services and Web-based self-service. The Company's proprietary PC-based payroll system offers the cost-effective benefits of outsourcing and high levels of client service, while providing the flexibility, control, customization and integration of an in-house system.

    The Company derives its revenue from fees charged to clients for services and income earned from investing payroll tax funds. Since 1998, the Company has experienced significant growth of its revenue, client base and average client size. Revenue increased from $46.5 million in fiscal 1998 to $104.1 million in fiscal 2000. From June 30, 1998 to June 30, 2000, the client base for payroll processing services increased from 517 clients to approximately 600 clients, while the average size of the Company's payroll clients increased from approximately 1,169 employees to approximately 1,965 employees. The number of checks that the Company processed for its payroll clients increased from
5.8 million to 8.2 million for the quarters ended June 30, 1999 and 2000, respectively. As of June 30, 2000, the Company provided services to approximately 2,000 clients. The Company's revenue growth is primarily due to continued growth in its client base, the introduction of its payroll tax service in fiscal 1996, an increase in the average number of employees of its clients, the introduction of new features and other services and a high retention rate of existing payroll clients (approximately 90% for fiscal 2000). The Company does not anticipate it will sustain this rate of growth in the future.

    The establishment of new client relationships involves lengthy and extensive sales and implementation processes. The sales process generally takes three to twelve months or longer, and the implementation process generally takes an additional three to nine months or longer. The Company has experienced significant operating losses since its inception and expects to incur significant operating losses in the future due to continued client acquisition costs, investments in research and development and costs associated with expanding sales efforts, service offerings and operations in new geographic regions. As of June 30, 2000, the Company had an accumulated deficit of $61.8 million. There can be no assurance that the Company will achieve or sustain profitability in the future.

    The Company's cost of providing services consists primarily of ongoing account management, tax and benefits administration operations and production costs. General and administrative expenses consist primarily of personnel costs, professional fees and other overhead costs for finance and corporate services and information technology. Research and development expenses consist primarily of personnel costs. Client acquisition costs consist of sales and implementation expenses and, to a lesser extent, marketing expenses.

    In April 1999, the Company acquired Conduit Software, Inc. ("Conduit"), a provider of employee relationship management applications. The acquisition was accounted for using the pooling of interests method of accounting and as such the Company's historical financial results have been restated to reflect the acquisition. In connection with the acquisition, the Company issued 1,714,973 shares of its common stock to Conduit stockholders in exchange for all of the outstanding capital stock of Conduit. All outstanding options and warrants to purchase Conduit capital stock were converted into options and warrants to purchase 82,987 shares of ProBusiness common stock. The historical financial statements of ProBusiness for prior periods have been restated to include the consolidated financial position and results of operations of Conduit. (See Note 11 of Notes to Consolidated Financial Statements.)

RESULTS OF OPERATIONS

    The following table sets forth certain items reflected in the consolidated statements of operations expressed as a percentage of revenue:

                                                               YEAR ENDED JUNE 30,
                                                       ------------------------------------
                                                         1998          1999          2000
                                                       --------      --------      --------
Revenue:
  Service fees.......................................    75.2%         72.1%         71.5%
  Interest income from payroll tax funds invested....    24.8%         27.9%         28.5%
                                                        -----         -----         -----
Total revenue........................................   100.0%        100.0%        100.0%

Operating expenses:
  Cost of providing services.........................    51.7%         49.2%         47.5%
  General and administrative.........................    15.7%         15.3%         15.1%
  Research and development...........................    13.6%         14.1%         11.6%
  Client acquisition costs...........................    40.4%         42.6%         42.0%
  Merger costs.......................................      --           5.0%           --
                                                        -----         -----         -----
Total operating expenses.............................   121.4%        126.2%        116.2%
Loss from operations.................................   (21.4)%       (26.2)%       (16.2)%
Interest expense.....................................    (1.3)%        (1.0)%        (0.5)%
Interest income and other, net.......................     1.6%          4.2%          3.3%
                                                        -----         -----         -----
Net loss.............................................   (21.1)%       (23.0)%       (13.4)%
                                                        -----         -----         -----
                                                        -----         -----         -----

REVENUE

    Service fee revenue increased 47.1% in fiscal 2000 and increased 44.4% in fiscal 1999, primarily due to increases in the number and average size of the Company's payroll and tax clients. Interest income from payroll tax funds invested increased 51.6% in fiscal 2000 and 70.1% in fiscal year 1999. These increases were primarily due to higher average daily payroll tax funds invested.

COST OF PROVIDING SERVICES

    Cost of providing services increased 43.1% in fiscal 2000 and 43.5% in fiscal 1999 and decreased as a percentage of total revenue to 47.5% in fiscal 2000, compared with 49.2% in fiscal 1999 and 51.7% in fiscal 1998. The increases in absolute dollars were primarily due to increased personnel in operations and account management resulting from an increase in the client base. The decreases as a percentage of revenue were primarily due to the economies of scale realized from servicing larger average size clients.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased 45.8% in fiscal 2000 and 46.7% in fiscal 1999 and decreased as a percentage of total revenue to 15.1% in fiscal 2000, compared with 15.3% in fiscal 1999 and 15.7% in fiscal 1998. The increases in absolute dollars were primarily attributable to increased investment in the Company's information technology infrastructure, the hiring of additional management and administrative personnel to support the Company's growth and to costs associated with the Company's administrative services. The decreases as a percentage of total revenue were primarily due to the economies realized from relatively constant fixed costs as compared to the higher revenue.

RESEARCH AND DEVELOPMENT

    Research and development expenses increased 21.9% in fiscal 2000 and 56.9% in fiscal 1999 and decreased as a percentage of total revenue to 11.6% in fiscal 2000, compared with 14.1% in fiscal 1999 and 13.6% in fiscal 1998. The increases in absolute dollars were primarily a result of additional personnel and, to a lesser extent, the development of enhancements and new features to the Company's existing services. The decrease as a percentage of total revenue in fiscal 2000 from fiscal 1999 was due to higher revenues combined with increased capitalization of costs associated with the Company's next generation application platform "Golden Gate." The increase as a percentage of total revenue in fiscal 1999 from fiscal 1998 was due primarily to a decrease in the percent of expenses capitalized. Capitalized software development costs were $6.5 million, $4.1 million and $3.9 million in fiscal 2000, 1999 and 1998, respectively.

CLIENT ACQUISITION COSTS

    Client acquisition costs increased 46.5% in fiscal 2000 and increased 58.6% in fiscal 1999. Client acquisition costs decreased as a percentage of total revenue to 42.0% in fiscal 2000 compared with 42.6% in fiscal 1999, and increased as a percentage of total revenue compared with 40.4% in fiscal 1998. The increases in absolute dollars in fiscal 2000 and fiscal 1999 were primarily due to the expanded sales and implementation force for payroll and national tax and, to a lesser extent, to expenses related to marketing.

MERGER COSTS

    In 1999, the Company charged to operations one-time costs related to the acquisition of Conduit of $3.5 million. These costs consisted primarily of investment banking and professional fees and other direct costs associated with the acquisition.

INTEREST EXPENSE

    Interest expense decreased 25.3% in fiscal 2000 and increased 11.7% in fiscal 1999 and decreased as a percentage of total revenue to 0.5% in fiscal 2000 compared to 1.0% in fiscal 1999 and 1.3% in fiscal 1998.

INTEREST INCOME AND OTHER, NET

    Other income decreased as a percentage of total revenue to 3.3% in fiscal 2000 compared to 4.2% in fiscal 1999, and increased as a percentage of total revenue compared to 1.6% in fiscal 1998. The decrease of other income as a percentage of total revenue in fiscal 2000 compared to fiscal 1999 was due to lower cash and investment balances. The increase of other income as a percentage of total revenue in fiscal 1999 compared to fiscal 1998 was due to higher cash and investment balances resulting from the Company's secondary public offering in September 1998.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the Company has financed its operations primarily through a combination of sales of equity securities, private debt and bank borrowings. The Company raised approximately $27.0 million from its initial public offering in September 1997 and approximately $80.7 million from its secondary public offering in September 1998.

    At June 30, 2000, the Company had approximately $27.6 million of cash and cash equivalents, $13.3 million of short-term investments and $2.0 million of long-term investments, as well as a $20.0 million secured revolving line of credit, which expires in December 2000. At June 30, 2000, the Company had no outstanding borrowings under the line of credit. (See Note 3 of Notes to Consolidated Financial Statements.)

    Net cash used in operating activities for fiscal 2000 and 1999 was $6.5 million and $1.1 million respectively, and net cash provided by operating activities for fiscal 1998 was $1.7 million. The increase in net cash used in operating activities in fiscal 2000 compared to fiscal 1999 was primarily the result of a decrease in accrued liabilities and an increase in net accounts receivable, partially offset by increases in deferred revenue and depreciation and amortization and a decrease in net loss. Net cash used in operating activities in fiscal 1999 compared to net cash provided by operating activities in fiscal 1998 was primarily the result of increases in net loss, other assets and net accounts receivable, partially offset by increases in depreciation and amortization, deferred revenue and accounts payable.

    Net cash used in investing activities was $40.9 million, $28.7 million and $14.4 million for fiscal 2000, 1999 and 1998, respectively. The increase in net cash used in investing activities in fiscal 2000 resulted primarily from the purchase of securities, partially offset by decreases in capital expenditures for equipment, furniture and fixtures. The increase in net cash used in investing activities in fiscal 1999 resulted primarily from the addition of leasehold improvements related to a new research and development facility in Pleasanton, California, a new benefits administration facility in Bothell, Washington, the purchase and development of a comprehensive client relationship management and knowledge base systems and capital expenditures for equipment, furniture and fixtures to support the Company's increased personnel. In addition, the Company capitalized software development costs of $6.5 million, $4.1 million and $3.9 million in fiscal 2000, 1999 and 1998, respectively. The Company expects to make additional capital expenditures for furniture, equipment and fixtures to support the continued growth of its operations. In addition, the Company anticipates that it will continue to expend funds for software development in the future.

    Net cash provided by financing activities was $1.4 million, $89.4 million and $21.6 million for fiscal 2000, 1999 and 1998, respectively. Net cash provided by financing activities for fiscal 2000 related primarily to $6.2 million of net proceeds from the issuance of common stock under the Company's employee stock purchase plan, partially offset by a $4.6 million pledge, reported as restricted cash, deposited with a secured party in relation to the Company's purchase of derivative based products. Net cash provided by financing activities for fiscal 1999 related primarily to $80.7 million of net proceeds from the Company's secondary public offering of common stock in September 1998. Net cash provided by financing activities for fiscal 1998 was primarily a result of $27.0 million of net proceeds from the Company's initial public offering in September 1997, partially offset by net repayments under the Company's line of credit and payments made to subordinated debt holders.

    On August 1, 2000, the Company authorized, issued and sold 1,132,075 shares of 6.9% Senior Convertible Preferred Stock at $26.50 per share raising approximately $30 million. (See "Recent Events".)

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

RECENT EVENTS

On August 1, 2000, the Company sold 1,132,075 shares of 6.9% Senior Convertible Preferred Stock ("Convertible Preferred Stock") for an aggregate purchase price of $30 million to affiliates of General Atlantic Partners LLC at $26.50 per share. The investors consisted of General Atlantic Partners, 70, L.P., GAP Coinvestment Partners II, L.P. and GapStar, LLC (together, "GAP"). David Hodgson, a managing member of General Atlantic Partners LLC, is a member of the Company's Board of Directors.

The Convertible Preferred Stock ranks senior to ProBusiness common stock. The holders of the Convertible Preferred stock are entitled to receive cumulative dividends at an annual rate of 6.9% in the form of additional shares of Convertible Preferred Stock. Dividends are payable quarterly on the first day of October, January, April and July, commencing October 1, 2000. The holders of the Convertible Preferred Stock are entitled to be paid an amount equal to $26.50 per share before any amounts are paid to holders of ProBusiness common stock in the event of a merger, acquisition or liquidation of the Company. The Convertible Preferred Stock may be converted at any time by the holder into shares of ProBusiness common stock at a rate of one share of common stock for each share of Convertible Preferred Stock, subject to adjustment. The Company has the option to convert all of the Convertible Preferred Stock to common stock on August 1, 2005, if the then current market price of ProBusiness common stock is $26.50 or more per share, at a rate of one share of common stock for each share of Convertible Preferred Stock. If, after August 1, 2003, the market price of ProBusiness common stock is $39.00 or more per share, the Company may redeem any or all of the outstanding Convertible Preferred Stock at $26.50 per share. The conversion rates and dollar amounts in the Convertible Preferred Stock terms are subject to adjustment for ProBusiness stock splits, stock dividends, and recapitalizations, among other things, after the issue date of the Convertible Preferred Stock.

The holders of the Convertible Preferred Stock vote with the Company's common shareholders as a single class, except that as long as GAP or other affiliates of General Atlantic Partners LLC own a majority of the Convertible Preferred Stock, the holders of Convertible Preferred Stock are entitled to elect one director to the Company's Board of Directors.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and in June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. SFAS 137 deferred for one year effective date of SFAS 133. The Company is required to adopt SFAS 133 in fiscal 2001. (See Note 1 of Notes to Consolidated Financial Statements.)

    In December 1999, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Aspects of SAB 101 relevant to the Company primarily concern the timing of the recognition of revenue and certain expenses related to arrangements that involve the receipt of nonrefundable, up-front frees. SAB 101 requires that in particular situations, the nonrefundable fees and certain associated costs be recognized over the contractual term or average life of the underlying arrangement. SAB 101 will be effective for ProBusiness in the fourth quarter of fiscal year 2001. The Company believes that SAB 101 would not have a material impact on the Company's historical financial condition or results of operations; however, there can be no assurance that SAB 101 would not have a material impact on revenue recognition for future services.

ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS

OPERATING LOSSES; NEED TO COMMIT TO EXPENSE IN ADVANCE OF REVENUES. The Company has experienced significant operating losses since its inception and expects to incur significant operating losses in the future due to continued client acquisition costs, investments in research and development and costs associated with expanding its sales efforts, service offerings and operations to new geographic regions. As of June 30, 2000, the Company had an accumulated deficit of $61.8 million. The establishment of new client relationships involves lengthy and extensive sales and implementation processes. The sales process generally takes three to twelve months or longer, and the implementation process generally takes an additional three to nine months or longer. In connection with the acquisition of each new client, the Company incurs substantial client acquisition costs, which consist primarily of sales and implementation expenses and, to a lesser extent, marketing expenses. In connection with the expansion of new service offerings, the Company incurs substantial operating costs associated with hiring the management and operational infrastructure. These costs are incurred in advance of revenues and are not scalable until the growth of clients utilizing such services. The Company's ability to achieve profitability will depend in part upon its ability to attract and retain new clients, offer new services and features and achieve market acceptance of new services. There can be no assurance that the Company will achieve or sustain profitability in the future. Failure to achieve or sustain profitability in the future could have a material adverse effect on the Company's business, financial condition and consolidated results of operations.

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

    The Company's quarterly operating results have in the past varied and will in the future vary significantly depending on a variety of factors, including the number and size of new clients starting services, the decision of one or more clients to delay or cancel implementation or ongoing services, interest rates, seasonality, the ability of the Company to design, develop and introduce new services and features for existing services on a timely basis, costs associated with strategic acquisitions and alliances or investments in technology, the success of any such strategic acquisition, alliance or investment, costs to transition to new technologies, expenses incurred for geographic expansion, risks associated with payroll tax, benefits administration and Shared Services, price competition, a reduction in the number of employees of its clients and general economic factors. Revenue from new clients typically represents a significant portion of quarterly revenue in the third and fourth fiscal quarters. A substantial majority of the Company's operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. The Company's agreements with its clients generally contain penalties for cancellation. However, any decision by a client to delay or cancel implementation of the Company's services or the Company's underutilization of personnel may cause significant variations in operating results in a particular quarter and could result in losses for such quarter. As the Company secures larger clients, the time required for implementing the Company's services increases, which could contribute to larger fluctuations in revenue. Interest income earned from investing payroll tax funds, which is a significant portion of the Company's revenue, is vulnerable to fluctuations in interest rates. In addition, the Company's business may be affected by shifts in the general condition of the economy, client staff reductions, strikes, acquisitions of its clients by other companies and other downturns. There can be no assurance that the Company's future revenue and results of operations will not vary substantially. It is possible that in some future quarter the Company's results of operations will be below the expectations of public market analysts and investors. In either case, the market price of the Company's common stock could be materially adversely affected.

RISKS ASSOCIATED WITH STRATEGIC ACQUISITIONS AND INVESTMENTS. The Company has no current agreements or negotiations underway other than those described above with respect to any acquisition of, or investment in, businesses that provide complementary services or technologies to those of the Company. The Company has in the past and intends in the future to make additional acquisitions of, and investments in, such businesses. In addition, future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities. Furthermore, there can be no assurance that any strategic acquisition or investment will succeed. Any future acquisitions or investments could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH PAYROLL TAX SERVICE, BENEFITS ADMINISTRATION SERVICE AND SHARED SERVICES. The Company's payroll tax filing service is subject to various risks resulting from errors and omissions in filing client payroll tax returns and paying tax liabilities owed to tax authorities on behalf of clients. The Company's clients transfer to the Company contributed employer and employee payroll tax funds. The Company processes the data received from the client and remits the funds along with a payroll tax return to the appropriate tax authorities when due. Tracking, processing and paying such payroll tax liabilities is complex. Errors and omissions have occurred in the past and may occur in the future in connection with such service. The Company is subject to large cash penalties imposed by tax authorities for late filings or underpayment of taxes. To date, such penalties have not been significant. However, there can be no assurance that any liabilities associated with such penalties will not have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's reserves or insurance for such penalties will be adequate. In addition, failure by the Company to make timely or accurate payroll tax return filings or pay tax liabilities when due on behalf of clients may damage the Company's reputation and could adversely affect its relationships with existing clients and its ability to gain new clients.

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

    The Company's benefits administration services are subject to various risks resulting from errors and omissions in processing and filing COBRA or other benefit plan forms in accordance with governmental regulations and the respective plans. The Company processes data received from employees and employers and is subject to penalties for any late or misfiled plan forms. There can be no assurance the Company's reserves or insurance for such penalties will be adequate. In addition, failure to properly file plan forms would have a material adverse effect on the Company's reputation, which could adversely affect its relationships with existing clients and its ability to gain new clients. The Company's benefits administration services are also dependent upon government regulations, which are subject to continuous changes that could reduce or eliminate the need for benefits administration services. The Company has access to confidential information and to client funds. As a result, the Company is subject to potential claims by its clients for the actions of the Company's employees arising from damages to the client's business or otherwise. There can be no assurance that the Company's insurance will be adequate to cover any such claims. Such claims could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company's Shared Services offering is subject to various risks resulting from errors and omissions in processing the data for a client's payroll. The Company processes data received from employees and employers. Failure by the Company to process this data accurately could result in an errors or omissions in filing the clients payroll tax returns and paying tax liabilities owed to tax authorities on behalf of clients.

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

INVESTMENT RISKS. The Company invests funds, including payroll tax funds transferred to it by clients in short-term, top tier, high quality financial instruments such as overnight U.S. government direct and agency obligations, commercial paper and institutional money market funds, which are subject to credit risks and interest rate fluctuations. (See Note 1 of Notes to Consolidated Financial Statements.) These investments are exposed to several risks, including credit risks from the possible inability of the borrowers to meet the terms of their obligations under the financial instruments. The Company would be liable for any losses on such investments. Interest income earned from the investment of client payroll tax funds represents a significant portion of the Company's revenues. As a result, the Company's business, financial condition and results of operations are significantly impacted by interest rate fluctuations. The Company enters into interest rate swap agreements to minimize the impact of interest rate fluctuations. There can be no assurance, however, that the Company's swap agreements will protect the Company from all interest rate risks. Under certain circumstances, if interest rates rise, the Company would have payment obligations under its interest rate swap agreements, which may not be offset by interest earned by the Company on deposited funds. A payment obligation under the Company's swap agreements could have a material adverse effect on the Company's business, financial condition and results of operations. A default by the Company under its swap agreements could result in acceleration and setoff by the bank of all outstanding contracts under the swap agreement and could result in cross-defaults of other debt agreements of the Company, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH. The Company's business has grown significantly in size and complexity over the past five years. This growth has placed, and is expected to continue to place, significant demands on the Company's management, systems, internal controls and financial and physical resources. In order to meet such demands, the Company intends to continue to hire new employees, open new offices to attract clients in new geographic regions, increase expenditures on research and development, and invest in new equipment and make other capital expenditures. In addition, the Company expects that it will need to develop further its financial and managerial controls and reporting systems and procedures to accommodate any future growth. Failure to expand any of the foregoing areas in an efficient manner could have a material adverse effect on the Company's business, financial condition and results of operations.

SUBSTANTIAL COMPETITION. The market for the Company's services is intensely competitive, subject to rapid change and significantly affected by new service introductions and other market activities of industry participants. The Company primarily competes with several public and private payroll service providers, such as Automatic Data Processing, Inc. and Ceridian Corporation, as well as smaller, regional competitors. Many of these companies have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger number of clients than the Company. In addition, certain of these companies offer more services or features than the Company and have processing facilities located throughout the United States. The Company also competes with in-house employee services departments and, to a lesser extent, banks and local payroll companies. With respect to benefits administration services, the Company competes with insurance companies, benefits consultants and other local benefits outsourcing companies. The Company may also compete with marketers of related products and services that may offer payroll or benefits administration services in the future. The Company has experienced, and expects to continue to experience, competition from new entrants into its markets. Increased competition, the failure of the Company to compete successfully, pricing pressures, loss of market share and loss of clients could have a material adverse effect on the Company's business, financial condition and results of operations.

RISK ASSOCIATED WITH THE DEVELOPMENT AND INTRODUCTION OF NEW OR ENHANCED SERVICES. The technologies in which the Company has invested to date are rapidly evolving and have short life cycles, which requires the Company to anticipate and rapidly adapt to technological changes. In addition, the Company's industry is characterized by increasingly sophisticated and varied needs of clients, frequent new service and feature introductions and emerging industry standards. The introduction of services embodying new technologies and the emergence of new industry standards and practices can render existing services obsolete and unmarketable. The Company's future success will depend, in part, on its ability to develop or acquire advanced technologies, enhance its existing services with new features, add new services that address the changing needs of its clients, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Several of the Company's competitors invest substantially greater amounts in research and development than the Company, which may allow them to introduce new services or features before the Company. Even if the Company is able to develop or acquire new technologies in a timely manner, it may incur substantial costs in developing or acquiring such technologies and in deploying new services and features to its clients, including costs associated with acquiring in-process technology, amortization expenses related to intangible assets and costs of additional personnel. If the Company is unable to develop or acquire and successfully introduce new services and new features of existing services in a timely or cost-effective manner, the Company's business, financial condition and results of operations could be materially adversely affected.

    The Company has spent, and will continue to spend significant time and expense in the development of its next generation application platform, Golden Gate. The Company cannot be certain that Golden Gate will be successfully developed. Even if it is successfully developed, the Company cannot be certain that Golden Gate will be accepted by new or existing clients. In addition, prior to the roll-out of Golden Gate new clients may postpone their purchase of the Company's existing products and services in anticipation of the new technology platform. If the Company is unable to timely and successfully introduce, market and deploy the Golden Gate application platform, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE ON THIRD-PARTY PROVIDERS. The Company depends on third-party courier services to deliver paychecks to clients. The Company does not have any formal written agreements with any of the courier services that it uses. Such courier services have been in the past and may be in the future unable to pick up or deliver the paychecks from the Company to its clients in a timely manner for a variety of reasons, including employee strikes, storms or other adverse weather conditions, earthquakes or other natural disasters, logistical or mechanical failures or accidents. Failure by the Company to deliver client paychecks in a timely manner could damage the Company's reputation and have a material adverse effect on the Company's business, financial condition and results of operations.

DISASTER RECOVERY; RISK OF LOSS OF CLIENT DATA. The Company currently conducts substantially all of its payroll and payroll tax processing at the Company's headquarters in Pleasanton, California, and divides the payroll printing and finishing between its Pleasanton and Irvine, California facilities. The Irvine facility serves both as an alternative processing center and a back-up payroll center. The Company's Shared Services are conducted solely in Bothell, Washington, and no benefits administration back-up facility exists. The Company establishes for each payroll client a complete set of payroll data at the Pleasanton processing center, as well as at the client's site. In the event of a disaster in Pleasanton, clients would have the ability to process payroll checks based on the data they have on site, if necessary. In addition, the Company has developed business continuity plans for each of the Company's mission critical business units. There can be no assurance that the Company's disaster recovery procedures are sufficient or that the payroll data recovered at the client site would be sufficient to allow the client to calculate and produce payroll in a timely fashion.

    The Company's operations are dependent on its ability to protect its computer systems against damage from a major catastrophe (such as an earthquake or other natural disaster), fire, power loss, security breach, telecommunications failure or similar event. No assurance can be given that the precautions that the Company has taken to protect itself from or minimize the impact of such events will be adequate. Any damage to the Company's data centers, failure of telecommunications links or breach of the security of the Company's computer systems could result in an interruption of the Company's operations or other loss that may not be covered by the Company's insurance. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations.

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

LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. The Company's success is dependent in part upon its proprietary software technology. The Company has no patents, patent applications or registered copyrights. The Company relies on a combination of contract, copyright and trade secret laws to establish and protect its proprietary technology. The Company distributes its services under software license agreements that grant clients licenses to use the Company's services and contain various provisions protecting the Company's ownership and the confidentiality of the underlying technology. The Company generally enters into confidentiality and/or license agreements with its employees and existing and potential clients and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology. There can be no assurance that the Company's services and technology do not infringe any existing patents, copyrights or other proprietary rights of others, or that third parties will not assert infringement claims in the future. If any such claims are asserted and upheld, the costs of defense could be substantial and any resulting liability to the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

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

RISK ASSOCIATED WITH CONTROL BY PRINCIPAL STOCKHOLDERS. As of September
12, 2000, the Company's directors and executive officers, and its principal stockholders, together controlled approximately 32.0% of the Company's voting stock. If these stockholders acted or voted together, they would have the power to exercise a significant influence over the election of the Company's directors and other matters requiring stockholder approval, including the approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of the Company, even when a change may be in the best interests of its stockholders. In addition, the interests of these stockholders may not always coincide with the interest of the Company or the interests of other stockholders.

RISK ASSOCIATED WITH CONVERTIBLE PREFERRED STOCK. In August 2000 the Company sold 1,132,075 shares of 6.9% Senior Convertible Preferred Stock. The holders of the Convertible Preferred Stock are entitled to be paid $26.50 per share before any amounts may be paid to holders of ProBusiness common stock in the event of a merger, acquisition or liquidation of the Company. The holders of the Convertible Preferred Stock are entitled to receive cumulative dividends at an annual rate of 6.9% in the form of additional shares of Convertible Preferred Stock. Therefore, the longer the Convertible Preferred Stock are outstanding, the more dilution will be experienced by holders of the Company's common stock.

RISK ASSOCIATED WITH CHARTER DOCUMENTS AND DELAWARE LAW. Provisions of the Company's certificate of incorporation, bylaws, and Delaware law could make it more difficult for a third party to acquire the Company, even if doing so would be of benefit to its stockholders. In particular, the Company's certificate of incorporation provides for three classes of directors. Each director in each class is elected for a three year term, and a different class is elected each year. These provisions make it difficult for a third party to gain control of the Company's board of directors.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS. Forward-looking statements contained in this annual report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward-looking statements. When used in this document and documents referenced herein, the words "intend," "anticipate," "believe," "estimate" and "expect" and similar expressions as they relate to the Company are included to identify such forward-looking statements. These forward-looking statements include statements regarding the demand for outsourcing employee administrative services; the Company's expansion of its client base; the Company's intention to increase its direct sales force; the development of a comprehensive and fully integrated suite of employee administrative services; the Company's ability to offer additional services; the initiation or completion of any strategic acquisition, investment or alliance; the Company's ability to extend its technology leadership; the Company's ability to attract and retain new clients; market acceptance of any new services offered by the Company; the Company's ability to minimize the impact of interest rate fluctuations; the Company's ability to develop its financial and managerial controls and systems; the opening of additional facilities; the sufficiency of the Company's back-up facilities and disaster recovery procedures; the Company's ability to develop or acquire new technologies; the Company's ability to attract and retain experienced employees; the Company's ability to maintain a high payroll client retention rate; the Company's ability to minimize the future impact of SAB 101 on the Company's financial condition or results of operations and the Company's ability to increase its national presence. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Additional Factors That May Affect Future Results" and elsewhere in this annual report and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this annual report will in fact occur.

                           PROBUSINESS SERVICES, INC.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    JUNE 30,
                                                              ---------------------
                                                                1999        2000
                                                              --------   ----------
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 73,575   $   27,585
  Short-term investments....................................        --       13,336
                                                              --------   ----------
Total cash, cash equivalents and short-term investments.....    73,575       40,921
  Restricted cash...........................................        --        4,616
  Accounts receivable, net of allowances of $816 at June 30,
    1999, and $1,685 at June 30, 2000.......................     4,599       10,769
  Prepaid expenses and other current assets.................     3,777        5,304
                                                              --------   ----------
                                                                81,951       61,610
Payroll tax funds invested..................................   580,452    1,054,903
                                                              --------   ----------
Total current assets........................................   662,403    1,116,513
Long term investments.......................................        --        1,999
Equipment, furniture and fixtures, net......................    31,024       40,535
Other assets................................................    16,997       23,174
                                                              --------   ----------
Total assets................................................  $710,424   $1,182,221
                                                              ========   ==========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $  3,657   $    4,069
  Accrued liabilities.......................................    19,630       13,527
  Deferred revenue..........................................     1,944        3,377
  Current portion of capital lease obligations..............     1,110          458
                                                              --------   ----------
                                                                26,341       21,431
Payroll tax funds collected but unremitted..................   580,452    1,054,903
                                                              --------   ----------
Total current liabilities...................................   606,793    1,076,334
Deferred revenue, less current portion......................     3,553       13,061
Capital lease obligations, less current portion.............       548          376
Commitments
Stockholders' equity:
  Preferred stock, $.001 par value; authorized: 5,000,000
    shares: issued and outstanding: none at June 30, 1999
    and none at June 30, 2000...............................        --           --
  Common stock, $.001 par value; authorized: 60,000,000
    shares; issued and outstanding: 22,942,362 shares at
    June 30, 1999, and 23,584,027 at June 30, 2000..........        23           23
  Additional paid-in capital................................   148,284      154,528
  Accumulated deficit.......................................   (47,896)     (61,813)
  Notes receivable from stockholders........................      (881)        (288)
                                                              --------   ----------
Total stockholders' equity..................................    99,530       92,450
                                                              --------   ----------
Total liabilities and stockholders' equity..................  $710,424   $1,182,221
                                                              ========   ==========

                            See accompanying notes.

                           PROBUSINESS SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED JUNE 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Revenue:
  Service fees..............................................  $35,013    $ 50,553   $ 74,378
  Interest income from payroll tax funds invested...........   11,521      19,592     29,694
                                                              -------    --------   --------
Total revenue...............................................   46,534      70,145    104,072

Operating expenses:
  Cost of providing services................................   24,050      34,509     49,378
  General and administrative................................    7,326      10,750     15,673
  Research and development..................................    6,322       9,917     12,091
  Client acquisition costs..................................   18,820      29,862     43,762
  Merger costs..............................................       --       3,500         --
                                                              -------    --------   --------
Total operating expenses....................................   56,518      88,538    120,904

Loss from operations........................................   (9,984)    (18,393)   (16,832)
Interest expense............................................     (613)       (685)      (512)
Interest income and other, net..............................      757       2,969      3,427
                                                              -------    --------   --------

Net loss....................................................  $(9,840)   $(16,109)  $(13,917)
                                                              =======    ========   ========

Basic and diluted net loss per share........................             $  (0.77)  $  (0.60)
                                                                         ========   ========

Shares used in computing basic and diluted net loss per
  share.....................................................               21,033     23,229
                                                                         ========   ========

Pro forma net loss per share................................  $ (0.60)
                                                              =======

Shares used in computing pro forma net loss per share.......   16,535
                                                              =======

                            See accompanying notes.

                           PROBUSINESS SERVICES, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                              PREFERRED STOCK                        COMMON STOCK
                                     ----------------------------------   ----------------------------------
                                                             ADDITIONAL                           ADDITIONAL
                                                              PAID-IN                              PAID-IN     ACCUMULATED
                                       SHARES      AMOUNT     CAPITAL       SHARES      AMOUNT     CAPITAL       DEFICIT
                                     ----------   --------   ----------   ----------   --------   ----------   ------------
Balances at June 30, 1997..........   3,228,034       3        22,370      2,869,230       3          1,531       (21,947)
Issuance of common stock in
  connection with public offering,
  net of offering costs............          --      --            --      4,312,500       4         27,005            --
Conversion of preferred stock into
  common stock.....................  (3,228,034)     (3)      (22,370)     9,684,102      10         22,363            --
Conversion of redeemable
  convertible preferred stock into
  common stock.....................          --      --            --        320,060      --          1,571            --
Exercise of warrants...............          --      --            --        415,725       1            958            --
Exercise of common stock options...          --      --            --        236,998      --            317            --
Issuance of common stock under the
  employee stock purchase plan.....          --      --            --        170,114      --          1,060            --
Repayment of notes receivable from
  stockholders.....................          --      --            --             --      --             --            --
Issuance of common stock
  warrants.........................          --      --            --             --      --             49            --
Net loss and comprehensive loss....          --      --            --             --      --             --        (9,840)
                                     ----------     ---       -------     ----------     ---       --------      --------
Balances at June 30, 1998..........          --      --            --     18,008,729      18         54,854       (31,787)
                                     ----------     ---       -------     ----------     ---       --------      --------
Issuance of common stock in
  connection with public offering,
  net of offering costs............          --      --            --      3,191,250       3         80,708            --
Exercise of common stock
  warrants.........................          --      --            --        178,790      --            450            --
Exercise of common stock options...          --      --            --        342,562      --          1,062            --
Conversion of redeemable
  convertible preferred stock into
  common stock.....................          --      --            --        819,055       1          8,130            --
Issuance of common stock under the
  employee stock purchase plan.....          --      --            --        401,976       1          2,984            --
Repayment of notes receivable from
  stockholders.....................          --      --            --             --      --             --            --
Issuance of common stock
  warrants.........................          --      --            --             --      --             96            --
Net loss and comprehensive loss....          --      --            --             --      --             --       (16,109)
                                     ----------     ---       -------     ----------     ---       --------      --------
Balances at June 30, 1999..........          --      --            --     22,942,362     $23       $148,284      $(47,896)
                                     ----------     ---       -------     ----------     ---       --------      --------
Exercise of common stock
  warrants.........................          --      --            --             --      --            259            --
Exercise of common stock options,
  net of repurchased shares........          --      --            --        336,884                  2,460            --
Issuance of common stock under the
  employee stock purchase plan.....          --      --            --        304,781                  3,525            --
Repayment of notes receivable from
  stockholders.....................          --      --            --             --      --             --            --
Net loss and comprehensive loss....          --      --            --             --      --             --       (13,917)
                                     ----------     ---       -------     ----------     ---       --------      --------
Balances at June 30, 2000..........          --      --            --     23,584,027     $23       $154,528      $(61,813)
                                     ==========     ===       =======     ==========     ===       ========      ========


                                        NOTES           TOTAL
                                      RECEIVABLE    STOCKHOLDERS'
                                         FROM          EQUITY
                                     STOCKHOLDERS     (DEFICIT)
                                     ------------   -------------
Balances at June 30, 1997..........     (1,188)            772
Issuance of common stock in
  connection with public offering,
  net of offering costs............         --          27,009
Conversion of preferred stock into
  common stock.....................         --              --
Conversion of redeemable
  convertible preferred stock into
  common stock.....................         --           1,571
Exercise of warrants...............         --             959
Exercise of common stock options...         --             317
Issuance of common stock under the
  employee stock purchase plan.....         --           1,060
Repayment of notes receivable from
  stockholders.....................         13              13
Issuance of common stock
  warrants.........................         --              49
Net loss and comprehensive loss....         --          (9,840)
                                        ------        --------
Balances at June 30, 1998..........     (1,175)         21,910
                                        ------        --------
Issuance of common stock in
  connection with public offering,
  net of offering costs............         --          80,711
Exercise of common stock
  warrants.........................         --             450
Exercise of common stock options...         --           1,062
Conversion of redeemable
  convertible preferred stock into
  common stock.....................         --           8,131
Issuance of common stock under the
  employee stock purchase plan.....         --           2,985
Repayment of notes receivable from
  stockholders.....................        294             294
Issuance of common stock
  warrants.........................         --              96
Net loss and comprehensive loss....         --         (16,109)
                                        ------        --------
Balances at June 30, 1999..........     $ (881)       $ 99,530
                                        ------        --------
Exercise of common stock
  warrants.........................         --             259
Exercise of common stock options,
  net of repurchased shares........         --           2,460
Issuance of common stock under the
  employee stock purchase plan.....         --           3,525
Repayment of notes receivable from
  stockholders.....................        593             593
Net loss and comprehensive loss....         --         (13,917)
                                        ------        --------
Balances at June 30, 2000..........     $ (288)       $ 92,450
                                        ======        ========

                            See accompanying notes.

                           PROBUSINESS SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED JUNE 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
OPERATING ACTIVITIES
Net loss....................................................  $ (9,840)  $(16,109)  $(13,917)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation and amortization...........................     4,380      7,316     10,729
    Other...................................................       325         93         --
    Issuance of warrants....................................        30         96         --
    Changes in operating assets and liabilities:
      Accounts receivable, net..............................      (317)    (1,333)    (6,170)
      Prepaid expenses and other current assets.............    (1,544)    (1,534)    (1,527)
      Other assets..........................................     1,729       (777)      (840)
      Accounts payable......................................       589      1,725        412
      Accrued liabilities...................................     5,529      6,072     (6,103)
      Deferred revenue......................................       860      3,358     10,941
                                                              --------   --------   --------
Net cash provided by (used in) operating activities.........     1,741     (1,093)    (6,475)

INVESTING ACTIVITIES
Additional consideration paid in connection with the
  acquisition of BeneSphere Administrators, Inc.............    (1,127)    (2,367)        --
Purchase of securities......................................        --         --    (15,335)
Purchases of equipment, furniture and fixtures..............    (9,433)   (22,223)   (19,095)
Capitalization of software development costs................    (3,858)    (4,100)    (6,482)
                                                              --------   --------   --------
Net cash used in investing activities.......................   (14,418)   (28,690)   (40,912)

FINANCING ACTIVITIES
Increase in restricted cash.................................        --         --     (4,616)
Borrowings under line of credit agreements..................     6,874         --         --
Repayments of borrowings under line of credit agreements....   (11,632)        --         --
Proceeds from long-term debt and notes payable..............       820        451         --
Repayments under long-term debt and notes payable...........    (4,059)      (323)        --
Repayments under note payable to stockholder................      (250)        --         --
Principal payments on capital lease obligations.............    (1,036)    (1,263)      (824)
Proceeds from issuance of redeemable and convertible
  preferred stock...........................................     1,500      5,045         --
Proceeds from issuance of common stock......................    29,345     85,208      6,244
Repayment of notes receivable from stockholder..............        13        294        593
                                                              --------   --------   --------
Net cash provided by financing activities...................    21,575     89,412      1,397
                                                              --------   --------   --------
Net increase in cash and cash equivalents...................     8,898     59,629    (45,990)
Cash and cash equivalents, beginning of period..............     5,048     13,946   $ 73,575
                                                              --------   --------   --------
Cash and cash equivalents, end of period....................  $ 13,946   $ 73,575   $ 27,585
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest....................  $    590   $    652   $    475
                                                              ========   ========   ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
Purchases of equipment under capital lease obligations......  $    738   $    365   $     --
                                                              ========   ========   ========
Issuances of warrants.......................................  $     49   $     --   $     --
                                                              ========   ========   ========
Issuance of preferred stock in satisfaction of notes
  payable...................................................  $    683   $    455   $     --
                                                              ========   ========   ========
Conversion of redeemable and convertible preferred stock to
  common stock..............................................  $ 22,373   $  8,131   $     --
                                                              ========   ========   ========
ACQUISITION OF BENESPHERE ADMINISTRATORS, INC.
BeneSphere contingent consideration.........................  $  2,208   $  2,519   $     --
                                                              ========   ========   ========

                            See accompanying notes.

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

    ProBusiness Services, Inc. (the "Company") provides outsourced integrated employee administrative services for large employers nationwide. The Company's primary service offerings are payroll processing, payroll tax filing, benefits administration services, Shared Services, human resources software and self-service applications.

    In January 1997, the Company acquired all of the outstanding capital stock of BeneSphere Administrators, Inc. ("BeneSphere"), a Washington corporation. The transaction was recorded under the purchase method of accounting, and the results of operations of BeneSphere have been included in the financial statements of the Company beginning January 2, 1997 (Note 11).

    In April 1999, the Company acquired all of the outstanding capital stock of Clemco, Inc. ("Conduit Parent"), a Georgia corporation. Conduit Parent is the parent and sole stockholder of Conduit Software, Inc., a provider of employee relationship management applications. The transaction was recorded using the pooling of interests method of accounting, and as such, all financial information for all dates and periods prior to the acquisition has been restated to reflect the acquisition (Note 11).

    On September 30, 1999, the Company formed a wholly-owned subsidiary, ProBusiness Holding Company, Inc. ("ProBusiness Holdings") in order to meet the requirements of certain customers associated with the transfer, investment and distribution of payroll tax funds invested. All client payroll tax funds transferred to Company are directed to, and maintained by, ProBusiness Holdings. The obligations of ProBusiness Holdings are limited to the payment of all payroll tax funds collected but unremitted and the transfer to the Company of all interest income derived from such balances.

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

BUSINESS ACTIVITIES

    Payroll Processing: The Company processes time and attendance data to calculate and produce employee paychecks, direct deposits and reports for its clients. Clients receive paychecks and reports within 24 to 48 hours of the Company's receipt of the data electronically submitted from the client. In addition, the Company offers features, including the automatic enrollment and tracking of paid time off, proration of compensation for new hires and integrated garnishment processing.

    Payroll Tax Filing: The Company collects contributed employer and employee payroll tax funds from clients, deposits such funds with tax authorities when due, files all payroll tax returns and reconciles the client's account. The Company will also represent the client before tax authorities in disputes or inquiries. Substantially all existing payroll clients utilize the Company's payroll tax service.

    In connection with its payroll tax filing services, the Company collects funds from clients for payment of payroll taxes, holds such funds in a financial institution until payment is due (such funds being segregated from the Company's other accounts and since October 1, 1999, maintained under a subsidiary holding company--ProBusiness Holdings), remits such funds to the appropriate taxing authorities and files related federal, state and local tax returns, coupons or other required payroll tax data ("payroll tax filings"). The Company is subject to cash penalties imposed by tax authorities for late filings or underpayment of taxes. To date, such penalties have not been significant. At June 30, 1999 and 2000, the Company had accrued approximately $3.3 million and $3.9 million, respectively, for potential tax penalties.

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

    The Company records collected but unremitted payroll tax funds at cost and invests them in various financial instruments, which consist of the following (in thousands):


                                                                    JUNE 30,
                                                              ---------------------
                                                                1999        2000
                                                              --------   ----------
Overnight U.S. government, agency and mortgage backed
  repurchase agreements.....................................  $ 44,600   $       --
Money market funds..........................................   422,100      178,800
Commercial paper............................................    69,500      804,500
Variable rate instruments...................................    40,000       20,000
Certificates of deposit.....................................        --       45,000
Cash and cash equivalents...................................     4,252        6,603
                                                              --------   ----------
                                                              $580,452   $1,054,903
                                                              ========   ==========

    As a result of the types of financial instruments in which the Company invests, the carrying amount of such investments approximates fair value. The Company's collected but unremitted payroll tax fund investments are held primarily with one custodial financial institution.

    Benefits Administration: The Company's benefits administration services include flexible benefits enrollment and processing, COBRA administration and consolidated billing and eligibility tracking. These services include data management, reconciliation, transaction processing, employee inquiry management and client service.

    Shared Services: The Company's Shared Service center serves as an extension of our client's business. The Company manages employee inquiries and front-office services for payroll, HR and benefits, as well as our traditional back-office processing services. Front-office administration is a service offering whereby ProBusiness assumes the management of a client's transactional administration, including recording and verifying time, issuing manual checks, enrolling employees in flexible spending benefit programs and auditing and balancing payroll.

    Human Resources Software: The Company's human resources software tracks and reports general employee information, including compensation, benefits, skills, performance, training, job titles and medical history. For clients that also use the Company's payroll service, the human resources data can be transferred to the payroll services system, thus eliminating the need for duplicate data entry.

    Self-Service Applications: The Company's self-service applications provide employers with a complete range of employee relationship management applications. Employers have a Web-based tool to facilitate HR and payroll processes and to empower employees with self-directed administration services. ProBusiness leads the industry with Web-based self-service, including its Employees Service Portal and Client Services Portal.

INTEREST RATE MANAGEMENT

    During fiscal 1999 and 2000, the Company entered into various interest rate swap agreements with a financial institution. The purpose of these agreements is to convert a portion of the interest the Company earns from collected but unremitted payroll tax funds from a variable to a fixed rate basis. The Company considers these agreements to be for "other than trading purposes" and has accounted for these agreements on an accrual basis, with each net payment or receipt due or owed under each agreement recognized in revenue during the period to which the payment or receipt relates, with no recognition on the balance sheet of the fair value of the agreements. The aggregate fair value of these agreements was negative $3.2 million and negative $5.8 million at June 30, 1999 and 2000, respectively.

    These agreements, with fixed interest rates between 4.76% and 6.96%, each have a term of two years and expire at various dates through April 2002. Interest is paid or received based upon the product of the contractual notional balance multiplied by the difference in the fixed interest rate and the contractual floating rate option. The contractual notional balance varies on a monthly basis due to fluctuations in projected holdings of collected but unremitted payroll tax funds. At June 30, 2000, the notional balance was $471 million and the average monthly notional balance for the remaining term of the agreements was $421 million. The agreements require collateral at the option of the financial institution if interest rates increase and certain other conditions are met as defined in the agreements.

    During fiscal 2000, the Company held various interest rate cap agreements. The purposes of these financial products are to limit the collateral exposure associated with the various interest rate swap agreements held by the Company. As of June 30, 2000, the aggregate fair values of these agreements were positive $219,000. As of June 30, 2000, the Company held two interest rate cap agreements with expiration dates of December 2000 and April 2002 and cap rates of 7.75% and 8.0%, respectively.

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

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

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Investments, which are readily convertible to cash within three months of purchase, are classified in the balance sheet as cash equivalents. Investments, if any, with longer maturities are considered available-for-sale under SFAS 115 and reported in the balance sheet as short-term investments. At June 30, 2000, short-term investments of $13.3 million consisted of the commercial paper and certificates of deposit of $10.3 million and $3.0 million, respectively.

    As of June 30, 2000, the difference between the fair value and the amortized cost of available-for-sale securities was not material. There were no material gains or losses from sales of securities in the periods presented. Unrealized gains and losses on investments were not material at June 30, 2000.

RESTRICTED CASH

    Restricted cash at June 30, 2000, consisted of $4.6 million of cash held as collateral for the interest rate swap agreements. These funds are held with the same financial institution as the interest rate swaps.

EQUIPMENT, FURNITURE AND FIXTURES

    Equipment, furniture and fixtures are stated at cost, net of accumulated depreciation and amortization. Depreciation of equipment, furniture and fixtures is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements and assets under capital leases are amortized over the shorter of the life of the asset or the term of the lease.

REVENUE RECOGNITION

    Revenue from payroll processing and payroll tax filing services under client contracts is recognized as the services are performed provided that no other obligations are required to be performed. Deferred revenue is recorded when the Company has future commitments to customers. Interest income earned on unremitted payroll tax funds invested is recognized as earned.

    The Company's sales are primarily to customers in the United States. Credit evaluations are performed as necessary, and the Company does not require collateral from customers.

    The Company generally requires its payroll tax outsourcing customers to remit payroll tax liability funds to the Company in advance of the applicable payroll due date, via electronic funds transfer. These funds are classified as payroll tax funds invested in the accompanying balance sheets. Interest earned on invested balances resulting from timing differences between the collection of these funds from customers and the remittance of such funds to outside parties is included in total revenues in the accompanying consolidated statements of operations, as this interest income represents an integral part of the revenue generated from the Company's services. Interest income generated from the Company's cash and cash equivalent balance is included in other income in the accompanying consolidated statements of operations, as this interest income does not result from the Company's operating activities.

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

SOFTWARE DEVELOPMENT COSTS

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

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

    In connection with the Company's acquisition of Conduit Parent, the Company accounted for various contracts as end-user funding arrangements. The Company recorded the costs incurred under these arrangements as research and development expense and the revenues earned as a reduction of research and development expense. Research and development expense was reduced by $1,232,000 and $1,072,000 for fiscal 1998 and 1999, respectively, for the revenues earned under these arrangements.

INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Under SFAS No. 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the net amounts expected to be realized (Note 5).

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the "disclosure only" alternative as described in SFAS No. 123, "Accounting for Stock-Based Compensation"
("SFAS 123") (Note 7).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS AND ACCOUNTING BULLETINS

    In June 1998, FASB issued SFAS No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in years beginning after June 15, 2000. The Company expects to adopt SFAS 133 effective July 1, 2000. SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings and any derivatives that are not hedges must be adjusted to fair value through income.

    Based on the Company's derivative positions at June 30, 2000, the Company estimates that, upon adoption, it will report a liability of $5.6 million for the fair value of its derivative portfolio and a corresponding offset in other comprehensive income.

    In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Aspects of SAB 101 relevant to the Company primarily concern the timing of the recognition of revenue and certain expenses related to arrangements that involve the receipt of nonrefundable, up-front frees. SAB 101 requires that in particular situations the nonrefundable fees and certain associated costs be recognized over the contractual term or average life of the underlying arrangement. SAB 101 will be effective for ProBusiness in the fourth quarter of fiscal year 2001. SAB 101 has not had a material impact on the Company's historical financial condition or results of operations.

RECLASSIFICATIONS

    Certain prior year balances have been reclassified to conform to the current year presentation.

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

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

    Pro forma net loss per share has been computed as described above and also gives effect, under SEC guidance, to the conversion of preferred stock to common stock not included above, that automatically converted upon completion of the Company's initial public offering, using the if-converted method.

    A reconciliation of shares used in the calculation of historical and pro forma basic and diluted net loss per share follows (in thousands except per share information):

                                                                    1998       1999       2000
                                                                  --------   --------   --------
    HISTORICAL:
    Net loss....................................................  $(9,840)   $(16,109)  $(13,917)
                                                                  -------    --------   --------
    Weighted average shares of common stock outstanding used in
      computing basic and diluted net loss per share............   14,410      21,033     23,229
                                                                  -------    --------   --------
    Basic and diluted net loss per share........................  $ (0.68)   $  (0.77)  $  (0.60)
                                                                  -------    --------   --------
    PRO FORMA:
    Net loss....................................................  $(9,840)
                                                                  -------
    Shares used in computing basic and diluted net loss per
      share (from above)........................................   14,410
    Pro forma adjustment to reflect the effect of the conversion
      of preferred stock from the date of issuance..............    2,125
                                                                  -------
    Weighted average shares used in computing pro forma basic
      and diluted net loss per share............................   16,535
                                                                  -------
    Pro forma basic and diluted net loss per share..............  $ (0.60)
                                                                  -------

    If the Company had reported net income, the calculation of diluted earnings per share (historical and pro forma) would have included the shares used in the computation of historical and pro forma net loss per share as well as an additional 1,193,000, 1,271,000 and 907,000 common equivalent shares related to outstanding stock options and warrants not included above (determined using the treasury stock method) for fiscal 1998, 1999 and 2000, respectively.

2. EQUIPMENT, FURNITURE AND FIXTURES

    Equipment, furniture and fixtures consist of the following (in thousands):

                                                                          JUNE 30,
                                                                     -------------------
                                                                       1999       2000
                                                                     --------   --------
         Equipment and leasehold improvements......................  $39,655    $57,699
         Furniture and fixtures....................................    4,522      5,573
                                                                     -------    -------
                                                                      44,177     63,272
         Less accumulated depreciation and amortization............  (13,153)   (22,737)
                                                                     -------    -------
                                                                     $31,024    $40,535
                                                                     =======    =======

    Equipment, furniture and fixtures include amounts for assets acquired under capital leases, principally production, office and computer equipment, of $4,167,000 at June 30, 1999 and 2000. Accumulated amortization of these assets was $2,751,000 and $3,369,000 at June 30, 1999 and 2000, respectively.

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

3. LONG-TERM DEBT

LINE-OF-CREDIT AGREEMENTS

    On June 30, 1998, the Company executed an Amended and Restated Loan and Security Agreement with a financial institution. The agreement provides for borrowings that are limited to the lesser of $20,000,000, or the sum of; five times the Company's average monthly net collections, as defined in the agreement; plus the lesser of five times the Company's average monthly collections of the interest on tax investment funds as defined in the agreement or $5,000,000; plus $1,500,000. The agreement superseded all previous line-of-credit agreements.

    At June 30, 2000, no borrowings were outstanding under the agreement, and the amount available for borrowing under the agreement was approximately $20,000,000. Borrowings outstanding under the agreement bear interest at the bank's prime rate plus 1% (9.5% at June 30, 2000) and are collateralized by substantially all of the Company's assets not otherwise encumbered. The financial covenants of the agreement require the Company to maintain minimum net worth and earnings-to-debt service ratios. The agreement expires on December 31, 2000, and is subject to automatic and continuous renewal unless termination notice is given by either party in accordance with the agreement.

4. COMMITMENTS

    The Company leases its facilities and various equipment under non-cancelable operating leases, which expire at various dates through 2015. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and contain renewal options and provisions adjusting the lease payments based upon changes in operating costs or in fixed increments. Rent expense is reflected on a straight-line basis over the terms of the related leases. The Company is also obligated under a number of capital equipment leases expiring at various dates through 2004.

    The future minimum lease payments under capital and operating leases subsequent to June 30, 2000, are summarized as follows (in thousands):

                                                                      CAPITAL    OPERATING
                                                                       LEASES     LEASES
                                                                      --------   ---------
         Year ending June 30,
           2001.....................................................    $504      $ 4,494
           2002.....................................................     212        4,886
           2003.....................................................     180        4,770
           2004.....................................................      26        4,659
           2005.....................................................       0        4,642
           Thereafter...............................................       0       46,982
                                                                        ----      -------
         Total minimum lease payments...............................    $922      $70,433
                                                                                  =======
         Less amounts representing interest.........................      88
                                                                        ----
         Present value of net minimum capital lease obligations.....     834
         Less current portion.......................................     458
                                                                        ----
                                                                        $376
                                                                        ====

    Rent expense was approximately $3,247,000, $4,543,000 and $5,013,000 for fiscal 1998, 1999 and 2000, respectively.

    The Company is a party to routine litigation incidental to its business. In the opinion of management such current or pending lawsuits, either individually or in the aggregate, are not likely to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

5. INCOME TAXES

    As of June 30, 2000, the Company had federal net operating loss carryforwards of approximately $38,500,000. Of this amount, approximately $7,500,000 can be utilized only against the taxable income of one of the Company's subsidiaries. The Company also had federal research and development tax credit carryforwards of approximately $2,380,000. The federal net operating loss and credit carryforwards will expire at various dates beginning with the fiscal year ending 2004 through 2020, if not utilized.

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                    JUNE 30
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Deferred tax assets:
  Net operating loss carryforwards..........................  $10,768    $13,226
  Research and development credit carryforwards.............    2,283      3,260
  Equipment, furniture and fixtures.........................    2,225      2,503
  Deferred Revenue..........................................    1,425      5,237
  Accruals..................................................    3,306      3,341
                                                              -------    -------
Gross deferred tax assets...................................   20,007     27,567
Less valuation allowance....................................  (17,829)   (23,476)
                                                              -------    -------
Deferred tax assets.........................................    2,178      4,091
Deferred tax liabilities:
Capitalized software development costs......................   (2,035)    (4,091)
Other.......................................................     (143)        --
                                                              -------    -------
Gross deferred tax liabilities..............................   (2,178)    (4,091)
Net deferred taxes..........................................  $    --    $    --
                                                              -------    -------

    A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company's net operating losses and deferred tax assets. The net valuation allowance increased by $5,647,000 during the year ended
June 30, 2000. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception and expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

    Deferred tax assets relating to net operating loss carryforwards as of June 30, 2000, include approximately $4,100,000 associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to stockholder's equity.

6. CONVERTIBLE PREFERRED STOCK

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

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

option to purchase an additional 562,500 shares of common stock at the initial public offering price of $7.33 per share to cover over-allotments.

    In September 1998, the Company completed a secondary public offering of common stock. The offering consisted of 2,775,000 shares of common stock issued to the public at $27.00 per share. In September 1998, the underwriters exercised an option to purchase an additional 416,250 shares of common stock at the price of $27.00 per share to cover over-allotments.

WARRANTS

    The following table represents a summary of warrants outstanding as of June 30, 2000:

                                                                                 EXERCISE PRICE   NUMBER OF
         DATE ISSUED                                              EXPIRATION       PER SHARE       SHARES
         -----------                                            --------------   --------------   ---------
         November 1996........................................  September 2002        $2.65        67,500
         July 1997............................................  July 2002             $6.00        30,000
                                                                                                   ------
                                                                                                   97,500
                                                                                                   ======

    In connection with the Company's initial public offering, the Company issued 367,288 shares of common stock upon the exercise of warrants, a portion of which were exercised pursuant to a net exercise provision, for total proceeds of $923,000. In addition, during fiscal 1998, the Company issued 48,437 shares of common stock upon exercise of warrants, a portion of which were exercised pursuant to net exercise provisions, for a total of $36,000. During fiscal 1999, the Company issued 178,790 shares of common stock upon exercise of warrants, a portion of which were exercised pursuant to net exercise provisions, for a total of $450,000.

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

8. STOCK OPTION AND STOCK PURCHASE PLANS

STOCK OPTION PLANS

    The Company's 1989 Stock Option Plan ("1989 Plan") provided for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of the Internal Revenue Code of 1999, as amended (the "Code") and for the granting to employees, directors and consultants of nonstatutory stock options. In February 1997, the Board of Directors of the Company increased the shares available for future grants under the 1989 Plan by 2,063,649 for a total of 4,480,872 shares. Options granted under the 1989 Plan before the effective date of the amendment and restatement to the 1996 Plan in September 1997, described below, remain outstanding in accordance with their terms; however, no further options were granted under the 1989 Plan after the effective date of the amendment and restatement to the 1996 Plan.

    In 1996, the Company established the 1996 Executive Stock Option Plan ("Executive Plan"), which provides for stock options to employees and consultants. Under the Executive Plan, the Board of Directors may grant nonstatutory stock options to employees and consultants and incentive stock options to employees only. The Company reserved 1,125,000 shares of common stock for exercise of stock options under the Executive Plan. The grant of incentive stock options to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company must be no less than 110% of the fair market value per share on the date of grant. Fair market value is determined by the Board of Directors. For all other employees the options must be no less than 100% of the fair market value per share on the date of grant. All nonstatutory stock options granted are at a price that is determined by the Board of Directors. The options generally expire ten years from the date of grant and are exercisable as determined by the Board of Directors.

    In November 1996, the Board of Directors and stockholders approved, effective upon the initial public offering, an amendment and restatement of the Executive Plan to rename the 1996 Executive Stock Option Plan to the 1996 Stock Option Plan ("1996 Plan") and authorized an increase in the number of shares reserved for issuance under the 1996 Plan of any unused or canceled shares under the 1989 Plan, and an annual increase equal to the lesser of (a) 375,000 shares,
(b) 2%

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

of the outstanding shares of common stock on such date or (c) a lesser amount determined by the Board. The 1996 Plan provides for grants to employees (including officers and employee directors) of incentive stock options and for the granting to employees, directors and consultants of nonqualified stock options. Notes receivable for the purchase of common stock are included in stockholders' equity (deficit). In November 1998, the Company's stockholders approved an amendment to the 1996 Plan to increase the number of shares reserved for issuance by an additional 950,000 shares. In November 1999, an additional 1,500,000 shares were approved by the Company's stockholders.

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

    A summary of the activity under all plans is set forth below:

                                                                      OUTSTANDING OPTIONS
                                                                  ----------------------------
                                                                              WEIGHTED AVERAGE
                                                                  NUMBER OF    EXERCISE PRICE
                                                                    SHARES        PER SHARE
                                                                  ---------   ----------------
    Outstanding at June 30, 1997................................  1,316,696        $ 2.62
      Granted...................................................    924,105         11.82
      Exercised.................................................   (236,998)         1.34
      Canceled..................................................   (187,157)         7.12
                                                                  ---------        ------
    Outstanding at June 30, 1998................................  1,816,646          7.21
      Granted...................................................  1,141,295         30.86
      Exercised.................................................   (342,562)         2.88
      Canceled..................................................   (111,519)        23.74
                                                                  ---------        ------
    Outstanding at June 30, 1999................................  2,503,860         17.81
      Granted...................................................  2,807,175         21.72
      Exercised.................................................   (357,978)         7.16
      Canceled..................................................   (608,251)        24.87
                                                                  ---------        ------
    Outstanding at June 30, 2000................................  4,344,606        $20.24
                                                                  =========        ======

    As of June 30, 2000, options to purchase 1,017,084 shares of common stock were vested and exercisable at an average exercise price of $14.75 per share and options to purchase 1,243,965 shares were available for future grant. As of June 30, 2000, options to purchase approximately 17,664 shares of common stock had been exercised which are subject to repurchase.

    The weighted-average fair value of options granted during fiscal 1998, 1999 and 2000 was $6.98, $20.99 and $11.79 per share, respectively.

    The following table summarizes information concerning currently outstanding and exercisable options at June 30, 2000:

                                              OUTSTANDING OPTIONS                                   EXERCISABLE
                              ---------------------------------------------------         -------------------------------
                                             WEIGHTED AVERAGE
                                                REMAINING             WEIGHTED
                                             CONTRACTUAL LIFE         AVERAGE                            WEIGHTED AVERAGE
EXERCISE PRICE                 SHARES            (YEARS)           EXERCISE PRICE          SHARES         EXERCISE PRICE
---------------------         ---------      ----------------      --------------         ---------      ----------------
$ 0.13-$14.00....               774,677            6.66                $ 5.27               572,554           $ 4.72
$14.08-$18.38....             1,564,487            9.23                $18.28                26,258           $15.01
$18.92-$26.81....               751,893            9.31                $23.76                56,880           $20.53
$26.88-$45.00....             1,253,549            8.76                $29.81               361,392           $29.70
                              ---------                                                   ---------
                              4,344,606                                                   1,017,084
                              =========                                                   =========

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

STOCK-BASED COMPENSATION

    As permitted under SFAS 123, the Company has elected to continue to follow APB 25 in accounting for stock-based awards to employees. Under APB 25, the Company has not recognized any compensation expense with respect to such awards, since the exercise price of the stock options awarded are equal to the fair market value of the underlying security on the grant date.

    Disclosure of information regarding net loss and net loss per share is required by SFAS 123, which also requires that the information be determined on an "as adjusted" basis as if the Company had accounted for its stock-based awards to employees, under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of the grant using a Black-Scholes option pricing model. Limitations on the effectiveness of the Black-Scholes option valuation model are that it was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable and that the model requires the use of highly subjective assumptions including expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated using the following weighted-average assumptions:

                                                                       YEAR ENDED JUNE 30,
                                                              --------------------------------------
                                                                1998           1999           2000
                                                              --------       --------       --------
Expected life (in years)....................................       2              4              4
Expected volatility.........................................   0.746          0.907          0.628
Risk-free interest rate.....................................    5.50%          5.50%          6.30%
Expected dividend yield.....................................    0.00%          0.00%          0.00%

    For disclosure purposes, the adjusted estimated fair value of the Company's stock-based awards to employees is amortized over the vesting period for options. The Company's adjusted information follows (in thousands, except for per share information):

                                                                   YEAR ENDED JUNE 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Net loss, as reported.......................................  $ (9,840)  $(16,109)  $(13,917)
Net loss, as adjusted.......................................  $(10,792)  $(21,058)  $(21,913)
Historical net loss per share, as reported..................  $  (0.68)  $  (0.77)  $   (.60)
Historical net loss per share, as adjusted..................  $  (0.75)  $  (1.00)  $   (.94)
Pro forma net loss per share, as reported...................  $  (0.60)
Pro forma net loss per share, as adjusted...................  $  (0.65)

1997 EMPLOYEE STOCK PURCHASE PLAN

    The Company's 1997 Employee Stock Purchase Plan ("Purchase Plan") was adopted by the Board of Directors in November 1996 and amended in August 1997, for which employees who work a minimum of 20 hours per week at least five months in any calendar year are eligible to participate in the Purchase Plan. As of June 30, 2000, there were 1,425,000 shares of common stock authorized for issuance under the Purchase Plan. Under the Purchase Plan there is an annual increase to be added on each anniversary date of the adoption of the Purchase Plan equal to the lesser of (a) 225,000 shares, (b) 1.5% of the outstanding shares on such date or (c) a lesser amount determined by the Board of Directors. As of June 30, 2000, a total of 876,871 shares had been issued under the Plan. Under the Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85% of the fair market value at either the beginning of each two-year offering period or the end of each six-month purchase period within the two-year offering period. Plan purchases are limited to 10% of each employee's compensation for offering periods beginning on or prior to November 1, 1999 and limited to 15% for offering periods beginning on or after May 1, 2000.

9. EMPLOYEE BENEFIT PLAN

    The Company maintains a tax deferred savings plan under section 401(k) of the Code (the "Plan"), for the benefit of certain qualified employees. Employees may elect to contribute to the Plan, through payroll deductions of up to 18% of their compensation, subject to certain limitations. The Company, at its discretion, may make additional contributions. The Company did not make any contributions to the Plan in fiscal 1998, 1999 or 2000.

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

10. CONSOLIDATED BALANCE SHEET DETAIL

    Other assets consist of the following (in thousands):

                                                                     JUNE 30,
                                                                -------------------
                                                                  1999       2000
                                                                --------   --------
    Capitalized software development costs, net...............  $ 8,744    $14,502
    Prepaid lease expense.....................................       93         54
    Notes receivable from employees...........................    1,113      1,719
    Goodwill and other intangible assets, net.................    6,048      6,105
    Deposits and other........................................      999        794
                                                                -------    -------
                                                                $16,997    $23,174
                                                                =======    =======

    Accumulated amortization for capitalized software development costs was approximately $1,148,000 and $1,817,000 at June 30, 1999 and 2000,
respectively. Accumulated amortization for goodwill and other intangible assets was approximately $1,881,000 and 1,823,000 at June 30, 1999 and 2000, respectively. The Company regularly reviews capitalized software development costs to assess recoverability and impairments, if any, are recognized in operating results in the period in which an impairment in value is determined to exist.

    At June 30, 1999 and 2000, outstanding notes receivable from officers and employees of the Company totaled $1,113,000 and $1,719,000, respectively. These notes are full recourse and bear interest at various rates between 5.42% and 6.46%. Principal and accrued interest are due at various times from January 2001 to December 2009.

    Accrued liabilities consist of the following (in thousands):

                                                                     JUNE 30,
                                                                -------------------
                                                                  1999       2000
                                                                --------   --------
    Accrued expenses..........................................  $ 9,608    $ 2,470
    Accrued tax penalties.....................................    3,265      3,915
    Accrued payroll and related expenses......................    4,424      6,621
    Accrued BeneSphere contingent consideration (Note 11).....    1,233         --
    Other.....................................................    1,100        521
                                                                -------    -------
                                                                $19,630    $13,527
                                                                =======    =======

11. BUSINESS COMBINATIONS

    In January 1997, the Company acquired all of the outstanding stock of BeneSphere. The total purchase price of $7,832,000 million consisted of $500,000 cash; warrants to purchase 75,000 shares of the Company's common stock with a net fair market value of $160,000; and assumption of debt including acquisition costs of $2,445,000 plus additional contingent consideration of $4,727,000 based on BeneSphere's revenues in excess of certain base amounts, as defined in the agreement.

    In January 1998 and 1999, the Company accrued an additional $2,208,000 and $2,519,000, respectively, of contingent consideration and recorded goodwill in the same amount related to the BeneSphere acquisition as described above. As of June 30, 2000, the Company had no remaining outstanding balance for accrued contingent consideration in the accompanying consolidated balance sheet. Goodwill arising from the acquisition is being amortized on a straight-line basis over 20 years.

    In April 1999, the Company acquired Clemco, Inc. ("Conduit Parent"), the parent and sole stockholder of Conduit Software, Inc., a provider of employee relationship management applications. The merger was accounted for using the pooling of interests method of accounting and as such the Company's historical financial results for all dates and periods prior to the merger have been restated to reflect the merger. In connection with the acquisition, the Company issued 1,714,973 shares of its common stock to Conduit Parent's stockholders in exchange for all of the outstanding common and preferred stock of Conduit Parent. All outstanding options and warrants to purchase Conduit Parent's capital stock were converted into options and warrants to purchase 82,987 shares of ProBusiness common stock. In connection with the acquisition, the Company incurred direct transaction costs of approximately $3,500,000, which consisted primarily of fees for investment banking, legal and accounting services incurred in conjunction with the acquisition. As of June 30, 2000, the Company had no remaining outstanding balance for accrued merger costs in the accompanying consolidated balance sheet. The Company's consolidated results of operations include adjustments to conform the presentation and accounting policies of Conduit Parent to ProBusiness' accounting policies.

                           ProBusiness Services, Inc.
                    Notes to Consolidated Financial Statements
                                   (Continued)

12. SEGMENT INFORMATION

    The Company adopted SFAS 131, "Disclosures About Segments of an
Enterprise and Related Information," effective July 1, 1998. SFAS 131 establishes revised standards for public companies relating to the reporting of financial information about operating segments. The Company has identified one reportable operating segment based upon the provisions of SFAS 131. The Company is a provider of employee administrative services for large employers.

    The Company's Chief Operating Decision Maker ("CODM"), who is the President and Chief Executive Officer, evaluates performance based on a measure of consolidated gross margin, operating profit before client acquisition costs and profit or loss from operations. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies. Based on the above, the Company's consolidated statements of operations disclose the available financial information of its reportable segment in accordance with SFAS 131 for fiscal 1998, 1999 and 2000.

13. SUBSEQUENT EVENT

    On August 1, 2000, the Company authorized, issued and sold 1,132,075 shares of 6.9% Senior Convertible Preferred Stock ("Preferred Stock") to General Atlantic Partners ("GAP") and certain affiliates of GAP at $26.50 per share. The Preferred Stock ranks senior to the Company's common stock ("Common Stock"). The holders of the Preferred Stock are entitled to receive cumulative dividends at an annual rate of 6.9% in the form of additional shares of Preferred Stock. Dividends are payable quarterly on the first day of October, January, April and July, commencing October 1, 2000. Upon ilquidation of the Company, the holders of the Preferred Stock are entitled to be paid an amount equal to $26.50 per share. Any holder of Preferred Stock has the right to convert such holder's shares of Preferred Stock into shares of the Company's Common Stock at a rate of one share of Preferred Stock to one share of the Company's Common Stock, subject to adjustments, as defined. The Company has the option to convert all of the Preferred Stock to Common Stock on August 1, 2005 if the then current market price of the Company's Common Stock price is equal to or greater than $26.50 per share at a rate of one share of Preferred Stock to one share of the Company's Common Stock, subject to adjustments, as defined. If, as of any date after August 1, 2003, the then current market price of the Company's Common Stock is equal to or greater than $39.00 per share (adjusted for stock splits, dividends, recapitalizations or otherwise), the Company may redeem any or all of the then current outstanding Preferred Stock at $26.50 per share.

    The holders of the Preferred Stock vote, as a single class, with the Company's common shareholders, except that as long as GAP owns a majority of the Company's Preferred Stock, the holders of such Preferred Stock are entitled to elect one director to the Company's Board of Directors. As of June 30, 2000, a Partner of GAP is a member of the Company's current Board of Directors.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ProBusiness Services, Inc.

    We have audited the accompanying consolidated balance sheets of ProBusiness Services, Inc. as of June 30, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProBusiness Services, Inc. at June 30, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ ERNST & YOUNG, LLP

Walnut Creek, California
August 1, 2000

                           PROBUSINESS SERVICES, INC.
                           QUARTERLY FINANCIAL DATA*
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                        QUARTER ENDED
                                                                        -------------
                                                                 1999                  2000
                                                          -------------------   -------------------
                                                          SEPT. 30   DEC. 31    MARCH 31   JUNE 30
                                                          --------   --------   --------   --------
Revenue.................................................  $20,954    $23,073    $30,018    $30,027

Operating expenses:
  Cost of providing services............................   11,148     11,938     12,918     13,374
  General and administrative............................    3,395      3,830      4,064      4,384
  Research and development..............................    3,353      2,496      3,194      3,048
  Client acquisition costs..............................   10,058     11,214     11,560     10,930
                                                          -------    -------    -------    -------
Total operating expenses................................   27,954     29,478     31,736     31,736
Loss from operations....................................   (7,000)    (6,405)    (1,718)    (1,709)
Interest expense........................................     (129)       (33)      (148)      (202)
Interest income and other, net..........................      969        783        838        837
                                                          -------    -------    -------    -------
Net loss................................................  $(6,160)   $(5,655)   $(1,028)   $(1,074)
                                                          -------    -------    -------    -------

                                                                        QUARTER ENDED
                                                                        -------------
                                                                 1998                  1999
                                                          -------------------   -------------------
                                                          SEPT. 30   DEC. 31    MARCH 31   JUNE 30
                                                          --------   --------   --------   --------
Revenue.................................................  $14,255    $16,102    $19,959    $19,829

Operating expenses:
  Cost of providing services............................    7,711      8,325      9,150      9,323
  General and administrative............................    2,565      2,658      2,745      2,782
  Research and development..............................    1,916      2,353      2,981      2,667
  Client acquisition costs..............................    6,456      6,659      8,487      8,260
  Merger costs..........................................       --         --         --      3,500
                                                          -------    -------    -------    -------
Total operating expenses................................   18,648     19,995     23,363     26,532
Loss from operations....................................   (4,393)    (3,893)    (3,404)    (6,703)
Interest expense........................................     (230)       (16)      (288)      (151)
Interest income and other, net..........................      186        804      1,076        903
                                                          -------    -------    -------    -------
Net loss................................................  $(4,437)   $(3,105)   $(2,616)   $(5,951)
                                                          -------    -------    -------    -------

------------------------

* All amounts for periods prior to the acquisition have been restated to include the consolidated results of operations of Conduit Parent.


                                       27