Form 10-K, Exhibit 13
period 2001-06-30
PROBUSINESS SERVICES INC
filed 2001-09-28
CIK 1028751

EXHIBIT 13.1

ProBusiness Services, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The previous discussion and other sections of this Annual Report contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks” and “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those set forth herein under “Additional Factors That May Affect Future Results”. We undertake no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should, however, carefully review the risk factors included in other reports or documents filed by us from time to time with the Securities and Exchange Commission.

Overview

      We are a leading provider of comprehensive administrative outsourced services to large employers nationwide, providing solutions that include corporate employee payroll processing, payroll tax filing and other critical human resources, or HR, and benefits functions. Our comprehensive and integrated outsourced payroll processing and tax filing solution has expanded to include a multitude of other similarly integrated products including payroll administration, Web-based self-service for employees, HR software and integrated administration of health and welfare benefits, COBRA benefits and flexible spending accounts. These services are combined into a single, technology platform combining sophisticated transaction processing and Internet-enabled workstations to form a comprehensive HR outsourcing product.

      We derive our revenue from fees charged to clients for services and income earned from investing payroll tax funds. We have experienced significant growth of our revenue, client base and average client size. We have successfully grown our revenues 114% and 442% over the past two and four years, respectively, as of June 30, 2001. Revenue increased from $104.1 million in FY2000 to $149.9 million in FY2001, an increase of 44% over the prior year. At June 30, 2001, our roster of payroll and tax clients had risen to approximately 775 companies, representing 4 million employees and including relationships with over 10% of the Fortune 1000 companies. Our revenue growth is primarily due to continued growth in our payroll and payroll tax client base, an increase in the average number of employees of our clients, the introduction of new features and other services and a high retention rate of existing payroll clients (approximately 90% for FY2001). We do not anticipate that we will sustain this rate of growth in the future.

      The establishment of new client relationships involves lengthy and extensive sales and implementation processes. The sales process generally takes three to twelve months or longer, and the implementation process generally takes an additional three to nine months or longer. We have experienced significant operating losses since our inception and expect to incur significant operating losses in the future due to continued client acquisition costs, investments in research and development and costs associated with expanding sales efforts, service offerings and operations in new geographic regions. As of June 30, 2001, we had an accumulated deficit of $96.4 million. There can be no assurance that we will achieve or sustain profitability in the future.

      Our cost of providing services consists primarily of ongoing account management, tax and benefits administration operations and production costs. General and administrative expenses consist primarily of personnel costs, professional fees and other overhead costs for finance and corporate services and information technology. Research and development expenses consist primarily of personnel costs. Client acquisition costs consist of sales and implementation expenses and, to a lesser extent, marketing expenses.

Results of Operations

      The following table sets forth certain items reflected in the consolidated statements of operations expressed as a percentage of revenue:

	Year Ended June 30,

	1999	2000	2001

Revenue:

Service fees	72.1%	71.5%	70.0%

Interest income from payroll tax funds invested	27.9%	28.5%	30.0%

Total revenue	100.0%	100.0%	100.0%

Operating expenses:

Cost of providing services	49.2%	47.5%	51.2%

General and administrative	15.3%	15.1%	16.4%

Research and development	14.1%	11.6%	12.4%

Client acquisition costs	42.6%	42.0%	44.4%

Merger Costs	5.0%	—	—

Total operating expenses	126.2%	116.2%	124.4%

Loss from operations	(26.2)%	(16.2)%	(24.4)%

Interest expense	(1.0)%	(0.5)%	(0.6)%

Interest income and other, net	4.2%	3.3%	2.6%

Loss before cumulative effect of change in accounting principle	(23.0)%	(13.4)%	(22.4)%

Cumulative effect of change in accounting principle	—	—	0.3%

Net loss	(23.0)%	(13.4)%	(22.1)%

      Revenue

      Service fee revenue increased 41.0% in FY2001 and increased 47.1% in FY2000, primarily due to increases in the number and average size of our payroll and tax clients. Interest income from payroll tax funds invested increased 51.6% in FY2001 and FY2000. These increases were primarily due to higher average daily payroll tax funds invested. We expect interest income from payroll tax funds invested as a percentage of total revenue to decrease as a result of declining interest rates.

      Cost of Providing Services

      Cost of providing services increased 55.3% in FY2001 and 43.1% in FY2000 and increased as a percentage of total revenue to 51.2% in FY2001, compared with 47.5% in FY2000 and 49.2% in FY1999. The increase in absolute dollars in FY2001 was primarily due to increased personnel in operations and account management resulting from an increase in the client base and increased investment in our Comprehensive Outsourcing service offering. The increase as a percentage of revenue in FY2001 was due primarily to additional expenses incurred as a result of the investment made in our Comprehensive Outsourcing service offering.

      General and Administrative

      General and administrative expenses increased 56.8% in FY2001 and 45.8% in FY2000 and increased as a percentage of total revenue to 16.4% in FY2001, compared with 15.1% in FY2000 and 15.3% in FY1999. The increase in absolute dollars was primarily attributable to increased investment in our information technology infrastructure, the hiring of additional management and administrative personnel to support our growth and our Comprehensive Outsourcing service offering. The increase as a percentage of revenue in FY2001 was due primarily to additional expenses incurred as a result of the investment made in our Comprehensive

Outsourcing service offering. The decrease as a percentage of total revenue in FY2000 was primarily due to the economies realized from relatively constant fixed costs as compared to the higher revenue.

      Research and Development

      Research and development expenses increased 53.7% in FY2001 and 21.9% in FY2000 and increased as a percentage of total revenue to 12.4% in FY2001 compared with 11.6% in FY2000 and decreased as a percentage of total revenue in FY2001 compared to 14.1% in FY1999. The increase in absolute dollars in FY2001 was primarily a result of additional personnel and, to a lesser extent, the development of enhancements and new features to our existing services. The decrease as a percentage of total revenue in FY2000 was due to higher revenues combined with increased capitalization of software development costs associated with our next generation application platform Golden Gate. Capitalized software development costs were $6.8 million, $6.5 million and $4.1 million in FY2001, 2000 and 1999, respectively.

      Client Acquisition Costs

      Client acquisition costs increased 52.1% in FY2001 and 46.5% in FY2000 and increased as a percentage of total revenue to 44.4% in FY2001, compared to 42.0% in FY2000 and 42.6% in FY1999. The increase in absolute dollars and as a percentage of revenue in FY2001 was primarily due to the additional personnel costs associated with new product and services implementation, the additional investments made to expand the sales and services implementation capabilities for Comprehensive Outsourcing and, to a lesser extent, expenses related to marketing.

      Merger Costs

      In 1999, we charged to operations a one-time cost related to the acquisition of Conduit Parent of $3.5 million. These costs consisted primarily of investment banking and professional fees and other direct costs associated with the acquisition.

      Interest Expense

      Interest expense increased as a percentage of total revenue to 0.6% in FY2001 compared to 0.5% in FY2000, and decreased as a percentage of total revenue in FY2001 compared to 1.0% in FY1999.

      Interest Income and Other, Net

      Other income decreased as a percentage of total revenue to 2.6% in FY2001 compared to 3.3% in FY2000 and 4.2% in FY1999. The decrease of other income as a percentage of total revenue was due to lower cash and investment balances.

Liquidity and Capital Resources

      Since inception, we have financed our operations primarily through a combination of sales of equity securities, private debt and bank borrowings. We raised approximately $27.0 million from our initial public offering in September 1997 and approximately $80.7 million from our secondary public offering in September 1998. On August 1, 2000, we authorized, issued and sold 1,132,075 shares of 6.9% redeemable convertible preferred stock at $26.50 per share, raising approximately $30 million. (See Note 6 of Notes to Consolidated Financial Statements.)

      At June 30, 2001, we had approximately $28.7 million of cash and cash equivalents, $27.1 million of short-term investments and $3.2 million of long-term investments, as well as a $20.0 million secured revolving line of credit, which expires on September 30, 2001. We are currently in negotiations with credit providers to extend of our line of credit. At June 30, 2001, we had no outstanding borrowings under the line of credit. (See Note 3 of Notes to Consolidated Financial Statements.)

      Net cash used in operating activities for FY2001, FY2000 and FY1999 was $2.5 million, $6.5 million and $1.1 million respectively. The decrease in net cash used in operating activities in FY2001 compared to FY2000 was primarily the result of increases in accrued liabilities, depreciation and amortization and a decrease in net accounts receivable, partially offset by an increase in net loss and a decrease in deferred revenue. The increase in net cash used in operating activities in FY2000 compared to FY1999 was primarily the result of a decrease in accrued liabilities and an increase in net accounts receivable, partially offset by increases in deferred revenue and depreciation and amortization and a decrease in net loss.

      Net cash used in investing activities was $39.3 million, $40.9 million and $28.7 million for FY2001, FY2000 and FY1999, respectively. The decrease in net cash used in investing activities in FY2001 compared to FY2000 is primarily a result of an increase in maturities of investments and a decrease in capital expenditures for equipment, furniture and fixtures, partially offset by an increase in purchases of available for sale investments. The increase in net cash used in investing activities in FY2000 resulted primarily from the purchase of investments, partially offset by decreases in capital expenditures for equipment, furniture and fixtures. In addition, we capitalized software development costs of $6.8 million, $6.5 million and $4.1 million in FY2001, FY2000 and FY1999, respectively. We expect to make additional capital expenditures for furniture, equipment and fixtures to support the continued growth of our operations. In addition, we anticipate that we will continue to expend funds for software development in the future.

      Net cash provided by financing activities was $43.0 million, $1.4 million, and $89.4 million for FY2001, FY2000 and FY1999, respectively. Net cash provided by financing activities for FY2001 related primarily to $29.8 million of net proceeds from the issuance of redeemable convertible preferred stock and issuance of common stock related to the employee stock purchase plan and the exercise of employee stock options and the release of the $4.6 million restricted cash balance. Net cash provided by financing activities for FY2000 related primarily to $6.2 million of net proceeds from the issuance of common stock related to our employee stock purchase plan and the exercise of employee stock options, partially offset by a $4.6 million pledge, reported as restricted cash, deposited with a secured party in relation to our purchase of derivative based products. Net cash provided by financing activities for FY1999 related primarily to $80.7 million of net proceeds from our secondary public offering of common stock in September 1998.

      We believe that existing cash and cash equivalent balances, short-term investments and amounts available under a credit facility and anticipated cash flows from operations will be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. We may also utilize cash to acquire or invest in complementary businesses or to obtain the right to use complementary technologies, although we do not have any pending plans to do so. We may also sell additional equity or debt securities or obtain additional credit facilities.

Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. We are required to adopt SFAS No 142 on July 1, 2002. We have not yet determined the impact, if any, that SFAS Nos. 141 and 142 will have on our consolidated financial statements.

Additional Factors That May Affect Future Results

      We have sustained a history of operating losses and may not achieve profitability in the future. We have experienced significant operating losses since our inception. We expect to incur significant operating losses in the future due to continued client acquisition costs and investments in research and development. We will also incur costs associated with expanding our sales efforts, service offerings and operations to new geographic regions. As of June 30, 2001, we had an accumulated deficit of $96.4 million. While our current target is to achieve profitability in fiscal year 2003, we may fail to achieve profitability by such time and it is possible that we may never achieve or sustain profitability in the future. Failure to achieve or sustain profitability would harm our financial condition and results of operations.

      We may choose to raise additional capital to fund our investments and/or operations through public or private equity or debt financing. We cannot assure you that additional financing will be available if needed on acceptable terms, or at all. If additional capital is needed and not available, we may need to change our business strategy or reduce our operations. If we raise additional funds by issuing equity securities, our stockholders will experience dilution.

      Investment risks, such as interest rate fluctuations, could harm our business. We invest funds; including payroll tax funds transferred to us by our clients, in short-term, top-tier, high quality financial instruments. Among other instruments, we invest in overnight U.S. government direct and agency obligations, commercial paper and institutional money market funds. Our investments are subject to credit risks and interest rate fluctuations. For example, if borrowers fail to meet the terms of their obligations under financial instruments in which we have invested, we would be liable for any losses on those investments.

      Interest income earned from the investment of client payroll tax funds represents a significant portion of our revenue. As a result, interest rate fluctuations could significantly impact our results of operations. For example, our future results may be adversely affected as a result of recent declines in interest rates.

      We enter into interest rate swap agreements to minimize the impact of interest rate fluctuations. However, these swap agreements will not protect us from all interest rate risks. In some circumstances, if interest rates rise, we would have payment obligations under our interest rate swap agreements, and these payments may exceed the interest we earn on deposited funds. Any payment obligation under our swap agreements could harm our results of operations. If we default under our swap agreements, the default could result in acceleration and setoff by the bank of all outstanding contracts under the swap agreements and could result in cross-defaults of other debt agreements. Additionally, if the party to our swap agreements fails to meet the terms of its obligations under our executed swap agreements, all amounts hedged under the swap agreements would then be subject to market interest rate fluctuation and the swap agreements could become ineffective. Any of these consequences could harm our business and financial condition.

      Our operating results have fluctuated, and will continue to fluctuate, from quarter to quarter, and negative fluctuations could materially lower the price of our common stock. Our quarterly operating results have fluctuated in the past and will continue to fluctuate in the future depending on a variety of factors, including the following:

•	the number and size of new clients starting services;

•	the decision of one or more clients to delay or cancel implementation or ongoing services;

•	interest rates;

•	seasonality;

•	our ability to timely design, develop, introduce and implement services and features for new and existing services;

•	services offerings provided by competitors:

•	costs associated with strategic acquisitions and alliances or investments in technology;

•	the success of strategic acquisitions, alliances or investments;

•	costs to transition to new technologies;

•	expenses incurred for geographic expansion;

•	risks associated with payroll tax and benefits administration;

•	price competition;

•	a reduction in the number of employees of our clients; and

•	general economic factors.

      A substantial majority of our operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, we may not be able to timely cut costs in response to any decrease in revenue. For example, any decision by a client to delay or cancel our services, or our under-utilization of personnel, may cause significant variations in operating results and could result in losses for the applicable quarters. Additionally, as we secure larger clients, the time and expense required to implement our services increases, which could contribute to larger fluctuations in revenue.

      The general condition of the United States economy, and the current weakness in the economy, has and will continue to affect our business. These effects have taken the forms of declines in interest rates, client staff reductions, strikes, and acquisitions of our clients by other companies, among others. In addition, potential clients and existing clients are also less likely to switch service providers and in some cases are delaying or postponing purchasing decisions. These factors could result in the reduction of the aggregate amount of payroll that we process and the amount of interest that we earn on such funds. In addition, the general condition of the United States economy is affected by social, political and military conditions. It is not possible to predict the outcome of the recent escalation of hostilities between the United States and certain countries and persons related to terrorist events including the ones that took place on September 11, 2001. Any response by the United States could result in further weakness in the United States economy which would have an adverse impact on our operating results and financial condition. Our future revenue and results of operations may vary substantially. In some future quarter our results of operations could be below the expectations of public market analysts and investors, which could cause the market price of our common stock to decrease dramatically.

      We need to incur substantial expenses to gain more clients and expand our offerings, but we may not realize profits from these expenses. Our ability to achieve profitability will depend in part upon our ability to attract and retain new clients, offer new services and features and achieve market acceptance of new services. Establishing new client relationships is a time-consuming and expensive process. It generally takes three to twelve months or longer, and implementing our services generally takes an additional three to nine months or longer. These sales cycles may lengthen as the economy continues to weaken. As we acquire each new client, we incur substantial client acquisition costs, which consist primarily of sales and implementation expenses and, to a lesser extent, marketing expenses. We incur these costs in advance of revenue, and we cannot guarantee that we will fully recoup these costs. If we cannot maintain our historically high client retention rate, our return on customer acquisition cost will be significantly lower. As we expand our service offerings, we incur substantial operating costs associated with hiring the management and building the operational infrastructure. We may not realize profits from these investments, and failure to do so would harm our financial condition and results of operations.

      We incur substantial costs investing in new technologies but may fail to successfully introduce new offerings. We will incur substantial costs in developing or acquiring new technologies and in deploying new services and features to our clients. These costs include costs associated with acquiring in-process technology and amortization expenses related to intangible assets and costs of additional personnel. If we cannot develop or acquire and successfully introduce new services and new features of existing services in a cost-effective manner, our business will suffer. We have spent and will continue to spend significant time and money in the development of our next generation proprietary integrated technology and service platform, GOLDEN GATE, and in the development and staffing of our outsourced employee administrative services offering, Comprehensive Outsourcing. We may not successfully develop this service or the underlying platform on a timely basis. Even if successfully developed, our ability to realize profits from these investments still depend on our ability to acquire and retain a critical number of clients. We only recently began offering Comprehensive Outsourcing on a limited basis to certain clients based on their needs and have minimal experience in selling, implementing and providing the related services. Our inability to successfully sell, implement or provide these and other new services on a timely basis to existing or potential clients could harm our growth strategy as well as our core operations. For example, potential new clients may delay their purchase of our existing services to wait to purchase Comprehensive Outsourcing and other potential new clients may choose services offered by other companies. In addition, existing clients may postpone their purchase of additional services from us in anticipation of Comprehensive Outsourcing.

      Failure to adapt to evolving technologies and standards will render our offerings obsolete and harm our business. The technologies in which we have invested to date are rapidly evolving and have short life cycles. This means that we have to anticipate and rapidly adapt to technological changes. In addition, our industry involves increasingly sophisticated and varied needs of clients, frequent new service and feature introductions and emerging industry standards. The introduction of services with new technologies and the emergence of new industry standards and practices can render existing services obsolete and unmarketable in a short period of time. Our future success will depend in part on our ability to develop or acquire advanced technologies and enhance our existing services with new features. We will also need to add new services that address the changing needs of our clients and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. If we cannot meet these needs in a timely manner, our business will suffer. In addition, several of our competitors invest substantially greater amounts in research and development than we do, which may allow them to introduce new services or features before we do and therefore capture additional market share.

      Our revenue and expenses vary seasonally, and our stock price may fluctuate correspondingly. We face significant seasonality in our industry. Our revenue has fluctuated dramatically from quarter to quarter. We realize the largest percentage of annual revenue in our third and fourth fiscal quarters, primarily due to new clients beginning services in the beginning of the tax year (our third fiscal quarter) and higher interest income earned on higher amounts of payroll tax funds invested. Our operating expenses typically are higher as a percentage of revenue in the first and third fiscal quarters. This results partly from our increasing personnel to acquire new clients and to implement and provide services to these new clients, particularly a large percentage of new clients that begin services in the third quarter. Seasonal fluctuation in our revenue and expenses, especially unexpected fluctuation, could cause volatility or a decrease in the price of our common stock

      Major catastrophes and other similar problems may cause us to lose client data and materially adversely interrupt our operations. We currently conduct substantially all of our payroll and payroll tax processing at our headquarters in Pleasanton, California. We divide the payroll printing and finishing between our Pleasanton and Irvine, California facilities. The Irvine facility serves both as an alternative processing center and a backup payroll center. We conduct our Comprehensive Outsourcing operations in Bothell, Washington. We do not have a benefits administration back-up facility. For each payroll client, we establish a complete set of payroll data at our Pleasanton processing center, as well as at the client’s site. In the event of a disaster in Pleasanton, each client would have the ability to process payroll checks based on the data they have at their own site, if necessary. In addition, we have developed business continuity plans for each of our mission-critical business units. Our disaster recovery procedures, however, may not be sufficient, and the payroll data recovered at the client site may not be sufficient to allow the client to calculate and produce payroll in a timely fashion.

      Our operations depend on our ability to protect our computer systems against damage from a major catastrophe (such as an earthquake or other natural or man-made disaster), fire, power loss, security breach, telecommunications failure or similar event. Our facilities in California may be subject to electrical blackouts as a consequence of a shortage of available electrical power. If these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities. The precautions we have taken to protect ourselves from or minimize the impact of these and other events may be inadequate. Any damage to our data centers, failure of telecommunications links or breach of the security of our computer systems could result in an interruption of our operations, including a loss of data. Our insurance may not cover these losses.

      The loss of key personnel may lead to loss of clients and proprietary information. Our success depends on the performance of our senior management and other key employees. The loss of the services of any senior management or other key employees could harm our business. If one or more of our key employees resigns to join or form a competitor, our business could suffer due to the loss of personnel and any resulting loss of existing or potential clients. If we lose any key personnel, we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices, procedures or client lists by the former employee. Disclosure of this information could harm our business.

      Our success depends on our ability to compete effectively in the marketplace. The market for our services is intensely competitive. It is also subject to rapid change and significantly affected by new service introductions and other market activities of industry participants. In payroll processing and tax filing, we primarily compete with several public and private service providers such as Automatic Data Processing, Inc. and Ceridian Corporation. Many of these companies have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger number of clients than we do. In addition, some of these companies offer more services or features than we do and have processing facilities located throughout the United States. We also compete with in-house employee services departments and, to a lesser extent, banks and local payroll companies. With respect to benefits administration services, we compete with insurance companies, benefits consultants and other local benefits outsourcing companies. We may also compete with companies that market related products and services that may offer payroll or administrative services in the future. We have experienced, and expect to continue to experience, competition from new entrants into our markets. We have begun to see increased competition in certain portions of our business from Big 5 accounting firms who market complete outsourcing solutions to clients and then purchase payroll and other services from us and our competitors. Increased competition from these and other competitors will result in pricing pressures, loss of market share or loss of clients, any of which could harm our business.

      We believe the principal competitive factors affecting our market include the following:

•	system functionality and performance;

•	system and service flexibility;

•	breadth of service offering;

•	client service;

•	reputation and experience; and

•	service cost.

      Our inability to compete successfully will harm our business and results of operations. Additionally, a significant portion of our historic revenue growth resulted from new client acquisition. A majority of our new clients have historically come from our competitors. If we do not have the same success in winning clients from our competitors in the future, we would have to rely more on clients that are moving from in-house operations to outsourcing. This could increase our sales timeframe and our customer acquisition costs.

      Our success depends on our ability to manage growing and changing operations. Our business has grown significantly in size and complexity over the past five years. This growth has placed, and will continue to place, significant demands on our management, systems, internal controls and financial and physical resources. In order to meet these demands, we intend to continue to hire new employees and open new offices to attract and support new clients. We also plan to continue spending on research and development, invest in new equipment and make other capital expenditures. In addition, we expect that we will need to develop further our financial and managerial controls and reporting systems and procedures to accommodate future growth. Our failure to expand successfully in any of these areas in an efficient manner would harm our business.

      Changes in governmental policies could reduce the need for our service offerings or otherwise harm our business. Our services, particularly tax filing and benefits plan administration, depend upon government regulations that continually change. Failure to timely implement corresponding changes to our services and technology would harm our business and results of operations. Changes in regulations could also reduce or eliminate the need for our services and substantially decrease our revenue. In addition, since we derive a significant portion of our revenue from interest earned from investing collected but unremitted payroll tax funds, changes in policies relating to withholding federal or state income taxes, reductions in the time allowed to remit tax payments owed to government authorities, or tax cuts harm our business and results of operations. The federal government’s recent disaster relief for taxpayers, which delays the due date for certain taxes, as well as recent tax cuts and other measures approved by the federal government, could harm our business and results of operations by reducing the amount of collected but unremitted payroll tax funds and delaying the collection of, and correspondingly, the interest we would earn on these funds.

      We may make errors and omissions in performing our services, which could subject us to fines and harm our reputation. We have made errors and omissions in the past and may make errors and omissions in performing our services. For example, we may underpay taxes on behalf of our clients, or we may file benefits plan forms late. In addition to client liability, governmental authorities may impose large cash penalties on our errors and omissions. These errors and omissions are often not identified for several years following the provision of the services, and there may be a significant delay between the time an error or omission occurs and when a penalty is imposed. To date, penalties have not been significant. However, liabilities associated with penalties for errors and omissions which occurred in the past and those that may occur in the future could harm our business and results of operations. Our reserves or insurance for any penalties may not adequately protect us. Errors and omissions may also damage our reputation and could harm our relationships with existing clients and our ability to gain new clients.

      Our employees may violate our relationship of trust with our clients and lead to lawsuits against us. We have access to confidential information and to client funds. Actions taken by our employees in breach of our relationships with our clients may damage the clients’ businesses. For example, if one or more of our employees violates confidentiality agreements or misappropriate funds, our clients may assert claims against us. Our fidelity bond and errors and omissions insurance may not adequately cover claims like these. Claims of these types could damage our client relationships and harm our business and financial condition.

      Acquisitions and investments, especially unsuccessful ones, could harm our financial results. We have in the past and intend in the future to make additional acquisitions and investments. Future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities. Furthermore, strategic acquisitions or investments may not be successfully integrated into our existing operations, or we may not realize the anticipated benefits. If unsuccessful, they could harm our business and financial condition.

      We rely on third party couriers, whose failure to deliver paychecks to our clients would harm our business. We depend on third-party courier services to deliver paychecks to clients. We do not have formal written agreements with any of the courier services that we use. These courier services have failed in the past and may fail in the future to pick up or deliver the paychecks in a timely fashion. This failure could occur as a result of many factors, including employee strikes, storms or other adverse weather conditions, earthquakes or other natural or man-made disasters, logistical or mechanical failures or accidents. Failure to deliver client paychecks in a timely manner could damage our reputation and harm our business.

      We face substantial competition in attracting experienced personnel, and we may be unable to grow as planned if we cannot hire the right people. Our success depends to a significant degree on our ability to attract and retain experienced employees. We expect competition for experienced personnel to continue. We have in the past and may in the future experience difficulty in recruiting sufficient numbers of qualified personnel. In particular, our ability to hire and train implementation employees is critical to our ability to achieve our growth objectives. Our inability to attract and retain experienced personnel as required could harm our business.

      Failure to improve our systems to accommodate our geographic expansion would harm our business. Our ability to achieve significant future revenue growth will in large part depend on our ability to gain new clients throughout the United States. Growth and expansion have placed and will continue to place a strain on our operating and financial systems. To accommodate the increased number of transactions and clients and the increased size of our operations, we need to continue to implement and improve our systems on a timely basis.

      We may not have taken all necessary steps to protect our intellectual property. Our success depends in part upon our proprietary software technology. We rely on a combination of contract, copyright and trade secret laws to establish and protect our proprietary technology. We have no patents, patent applications or registered copyrights. We distribute our services under software license agreements that grant clients licenses to use our services and contain various provisions protecting our ownership and the confidentiality of the applicable technology. We generally enter into confidentiality agreements with our employees and confidentiality and/or license agreements with existing and potential clients. We also limit access to and distribution of our software, documentation and other proprietary information. The steps taken to protect our proprietary technology may not be adequate to deter misappropriation. Even if they are, third-parties may develop similar or competing technologies independently.

      Claims from third parties relating to infringement of intellectual property could harm our business. We cannot guarantee that our services and technology do not infringe any existing patents, copyrights or other proprietary rights of others. Third parties may assert infringement claims against us in the future, which could require us to incur substantial costs of defense and divert management attention. Any resulting liabilities could also harm our business or results of operations.

      Implementation of Staff Accounting Bulletin No. 101. Effective July 1, 2000, we adopted the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB 101”). During the fourth quarter of FY2001 and retroactive to July 1, 2000, we changed our method of accounting to recognize revenue from non-refundable, upfront fees for implementation services, ratably over the contractual term of the expected term of the customer relationship, which is generally three years, using the straight-line method. Also, as a result of the adoption of SAB 101, we now treat the incremental direct costs of installation as deferred charges that are amortized to implementation expense using the straight-line method over the same term as the related revenue. Previously, we recognized non-refundable, upfront fees as revenue when the clients began services and certain related direct costs when incurred, primarily in advance of revenues. We believe the change in accounting principle is in accordance with the guidance in SAB 101. The cumulative effect of the change on prior years resulted in a decrease to the net loss of $410,000 ($0.02 per share), which is included in net loss for the year ended June 30, 2001. The effect of the change of implementing SAB 101 for the year ended June 30, 2001 was to increase net loss before the cumulative effect of the accounting change by $1.4 million ($0.06 per share). The pro forma effect of adopting SAB 101 in prior years was not material. We cannot be certain that we will be able to accurately predict the impact of SAB 101 on future quarters, however, we expect that SAB 101 will likely have an adverse effect on our revenue recognition and may have an adverse effect on our results of operations. However, we do not expect SAB 101 to have an impact on our cash flow.

      Our stock price has fluctuated and is likely to continue to fluctuate. The market price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate in response to various factors, including the following:

•	quarterly variations in operating results;

•	announcements of technological innovations or new services by us or our competitors;

•	market conditions in the information services industry; and

•	changes in securities analysts’ estimates of our financial performance.

      Many of these factors are outside our control. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology and services companies. These fluctuations are sometimes unrelated to the operating performance of these companies. The market price of our common stock could decline as a result of these broad market fluctuations.

      A handful of our stockholders have significant control over our company, and their interests may differ from yours. As of June 30, 2001, our directors, executive officers, and principal stockholders together controlled approximately 30% of our voting stock. If these stockholders acted or voted together, they would have the power to exercise a significant influence over the election of our directors. They would also have significant control over other matters requiring stockholder approval, including the approval of major corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of the stockholders. Furthermore, the interests of these stockholders may not always coincide with the interests of our company or other stockholders.

      Holders of our preferred stock have rights senior to holders of our common stock, including the right to receive dividends that will dilute the ownership of holders of common stock. In August 2000, we sold 1,132,075 shares of 6.9% redeemable convertible preferred stock. In the event of a merger or acquisition, the holders of the preferred stock will receive $26.50 per share before any amounts may be paid to holders of our common stock. The holders of the preferred stock also will receive cumulative dividends at an annual rate of 6.9% in the form of additional shares of preferred stock. Therefore, the longer our preferred stock is outstanding, the more dilution the holders of our common stock will experience.

      Our charter documents and Delaware law could make an acquisition of our company difficult, even if an acquisition may benefit our stockholders. Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. In particular, our certificate of incorporation provides for three classes of directors. Each director in each class is elected for a three-year term, and a different class is elected each year. These provisions make it difficult for a third party to gain control of our board of directors.

      We recently adopted a preferred stock rights plan which has anti-takeover effects. We recently entered into a preferred stock rights plan. The plan has the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The existence of the plan could limit the price that certain investors might be willing to pay in the future for shares of our common stock and could discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable.

      You should not rely on forward-looking statements because they are inherently uncertain. This annual report, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. We use words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases to identify forward-looking statements.

      Forward-looking statements involve estimates, assumptions and uncertainties that are difficult to predict and actual results may differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this annual report. Among the key factors that could cause actual results to differ materially from the forward-looking statements include the items set forth in “Risk Factors” and the following:

•	service offerings development;

•	change in economic conditions of the various markets we serve;

•	opportunities or acquisitions that we pursue;

•	the availability and terms of capitalization or financing; and

•	changes to the macro economy.

      You should not rely on forward-looking statements because our actual results could materially differ from those expressed in any forward-looking statements made by us. Further, any forward-looking statement applies only as of the date on which it is made. We are not required to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Quantitative and Qualitative Disclosures About Market Risk

      We invest funds from collected but unremitted payroll tax funds. In FY2001, we held certain derivative- based products to mitigate interest rate fluctuation risk. In FY2000 and 2001, we entered into various interest rate swap agreements with a financial institution. The purpose of these agreements is to convert a portion of the interest we earn from collected but unremitted payroll tax funds from a variable to a fixed rate basis. We typically enter into hedge instruments with notional amounts that cover the majority of our average daily balance of the funds invested. Based on our derivative positions at June 30, 2001, we reported a net asset of $14.2 million for the fair value of our derivative portfolio and a corresponding offset in other comprehensive income. In FY2001, the fair value of our derivative based products increased as a result of the downward trend in interest rates throughout the year. Assuming a hypothetical decrease in interest rates of 100 basis points given the June 30, 2001 derivative positions, the resulting potential increases in fair value of the derivatives would be in the range of $9 million to $11 million. Conversely, a corresponding increase in interest rates would result in a comparable decrease in fair value. This hypothetical decrease or increase in the fair value of the portfolio would be recorded as an adjustment to the portfolio’s recorded value, with an offsetting amount recorded as other comprehensive income (loss) in the statement of stockholders’ equity, with no related or immediate impact to the results of operations.

      The collateral exposure associated with our various interest rate swap agreements are limited by interest rate caps we hold. As of June 30, 2001, we held two interest rate cap agreements with expiration dates of April 2002 and January 2003, both with cap rates of 8.0%. The aggregate fair value of these cap agreements at June 30, 2001 was $57,000.

      Invested funds are primarily comprised of money market mutual funds and other debt instruments carrying maturities of one to three days. The portion of the invested funds that would be subject to changes in fair value, including commercial paper, primarily carry maturities of less than 30 days and represent less than 9% of the overall amount of invested funds. Changes in prevailing interest rates can cause corresponding changes in the fair value of our invested funds. Due to the composition of our invested funds, primarily terms, instruments, and duration, changes in interest rates would not cause material changes in the overall fair value of our invested funds. Our investment policy guidelines limit the size and duration of our individual investments.

Market for Registrant’s Common Equity and Related Stockholder Matters

      (a)  Our Common Stock is quoted on the Nasdaq National Market under the symbol “PRBZ.” The following table sets forth, for the fiscal periods indicated, the high and low sales prices of our Common Stock as reported by the Nasdaq National Market.

	High	Low

FY2000:

First Quarter	$37.00	$25.25

Second Quarter	$39.00	$18.25

Third Quarter	$35.00	$21.50

Fourth Quarter	$28.88	$20.00

FY2001:

First Quarter	$31.30	$17.25

Second Quarter	$35.69	$25.56

Third Quarter	$33.78	$20.06

Fourth Quarter	$26.55	$20.50

      On August 27, 2001, there were 4,310 beneficial holders of our Common Stock. The last reported sale price per share of our Common Stock on September 24, 2001 on the Nasdaq National Market was $17.19. We have never declared or paid any cash dividends on our capital stock.

ProBusiness Services, Inc.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	June 30,

	2000	2001

ASSETS

Current assets:

Cash and cash equivalents	$27,585	$28,693

Short-term investments	13,336	27,102

Total cash, cash equivalents and short-term investments	40,921	55,795

Restricted cash	4,616	—

Accounts receivable, net of allowances of $1,685 at June 30, 2000, and $1,968 at June 30, 2001	10,769	12,774

Prepaid expenses and other current assets	5,304	12,597

	61,610	81,166

Payroll tax funds invested	1,054,903	1,511,124

Total current assets	1,116,513	1,592,290

Long-term investments	1,999	3,200

Equipment, furniture and fixtures, net	40,535	44,020

Other assets	23,174	41,616

Total assets	$1,182,221	$1,681,126

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Current Liabilities:

Accounts payable	$4,069	$5,845

Accrued liabilities	13,527	29,041

Deferred revenue	3,377	4,596

Current portion of capital lease obligations	458	123

	21,431	39,605

Payroll tax funds collected but unremitted	1,054,903	1,511,124

Total current liabilities	1,076,334	1,550,729

Deferred revenue, less current portion	13,061	17,760

Capital lease obligations, less current portion	376	137

Commitments	—	—

Redeemable convertible preferred stock, $.001 par value; authorized: 1,8000,000 shares; issued and outstanding: none at June 30, 2000 and 1,132,075 shares at June 30, 2001 (Liquidation preference of $31,400 at June 30, 2001)	—	31,246

Stockholders’ equity:

Preferred stock, $.001 par value; authorized: 3,200,000 shares; issued and outstanding: none at June 30, 2000 and none at June 30, 2001	—	—

Common stock, $.001 par value; authorized: 60,000,000 shares; issued and outstanding: 23,584,027 shares at June 30, 2000, and 24,138,617 shares at June 30, 2001	23	24

Additional paid-in capital	154,528	163,411

Notes receivable from stockholders	(288)	(87)

Accumulated deficit	(61,813)	(96,403)

Accumulated other comprehensive income	—	14,309

Total stockholders’ equity	92,450	81,254

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$1,182,221	$1,681,126

See accompanying notes.

ProBusiness Services, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended June 30,

	1999	2000	2001

Revenue:

Service fees	$50,553	$74,378	$104,835

Interest income from payroll tax funds invested	19,592	29,694	45,026

Total revenue	70,145	104,072	149,861

Operating expenses:

Cost of providing services	34,509	49,378	76,679

General and administrative	10,750	15,673	24,583

Research and development	9,917	12,091	18,586

Client acquisition costs	29,862	43,762	66,560

Merger costs	3,500	—	—

Total operating expenses	88,538	120,904	186,408

Loss from operations	(18,393)	(16,832)	(36,547)

Interest expense	(685)	(512)	(952)

Interest income and other, net	2,969	3,427	3,898

Net loss before cumulative effect of change in accounting principle	(16,109)	(13,917)	(33,601)

Cumulative effect of change in accounting principle (Note 1)	—	—	410

Net loss	$(16,109)	$(13,917)	$(33,191)

Basic and diluted net loss per share:

Before cumulative effect of change in accounting principle	$(0.77)	$(0.60)	$(1.47)

Cumulative effect of change in accounting principle (Note 1)	—	—	0.02

Basic and diluted net loss per share	$(0.77)	$(0.60)	$(1.45)

Shares used in computing basic and diluted net loss per share	21,033	23,229	23,840

See accompanying notes.

ProBusiness Services, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY
(In thousands, except share amounts)

			Stockholder’s Equity

			Preferred Stock		Common Stock
	Redeemable
	Convertible							Notes		Accumulated
	Preferred Stock						Additional	Receivable		Other	Total
							Paid in	from	Accumulated	Comprehensive	Stockholders
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stockholders	Deficit	Income/(Loss)	Equity

Balances at June 30, 1998	263	$2,538	—	—	18,008,729	$18	$54,854	$(1,175)	$(31,787)	$—	$21,910

Issuance of common stock in connection with public offering, net of offering costs	—	—	—	—	3,191,250	3	80,708	—	—	—	80,711

Exercise of common stock warrants	—	—	—	—	178,790	—	450	—	—	—	450

Exercise of common stock options	—	—	—	—	342,562	—	1,062	—	—	—	1,062

Conversion of redeemable and convertible preferred stock into common stock	(263)	(2,538)	—	—	819,055	1	8,130	—	—	—	8,131

Issuance of common stock under the employee stock purchase plan	—	—	—	—	401,976	1	2,984	—	—	—	2,985

Repayment of notes receivable from stockholders	—	—	—	—	—	—	—	294	—	—	294

Issuance of common stock warrants	—	—	—	—	—	—	96	—	—	—	96

Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(16,109)	—	(16,109)

Balances at June 30, 1999	—	—	—	—	22,942,362	23	148,284	(881)	(47,896)	—	99,530

Exercise of common stock warrants	—	—	—	—	—	—	259	—	—	—	259

Exercise of common stock options, net of repurchased shares	—	—	—	—	336,884	—	2,460	—	—	—	2,460

Issuance of common stock under the employee stock purchase plan	—	—	—	—	304,781	—	3,525	—	—	—	3,525

Repayment of notes receivable from stockholders	—	—	—	—	—	—	—	593	—	—	593

Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(13,917)	—	(13,917)

Balances at June 30, 2000	—	—	—	—	23,584,027	23	154,528	(288)	(61,813)	—	92,450

Issuance of redeemable convertible preferred stock in connection with additional funding, net of funding costs	1,132,075	29,847	—	—	—	—	—	—	—	—	—

Redeemable convertible preferred stock dividend	—	1,399	—	—	—	—	—	—	(1,399)	—	(1,399)

Exercise of common stock warrants	—	—	—	—	23,039	—	—	—	—	—	—

Exercise of common stock options	—	—	—	—	315,360	1	4,346	—	—	—	4,347

Issuance of common stock under the employee stock purchase plan	—	—	—	—	216,191	—	4,537	—	—	—	4,537

Repayment of notes receivable from stockholders	—	—	—	—	—	—	—	201	—	—	201

Net loss	—	—	—	—	—	—	—	—	(33,191)	—	(33,191)

Other comprehensive income/(loss):

Cumulative effect of adoption of FAS 133										(5,016)	(5,016)

Increase in fair value of derivative instruments and other	—	—	—	—	—	—	—	—	—	19,325	19,325

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	(18,882)

Balances at June 30, 2001	1,132,075	$31,246	—	—	24,138,617	$24	$163,411	$(87)	$(96,403)	$14,309	$81,254

See accompanying notes.

ProBusiness Services, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended June 30,

	1999	2000	2001

Operating activities

Net loss	$(16,109)	$(13,917)	$(33,191)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	7,316	10,729	15,090

Cumulative effect of accounting change	—	—	(410)

Other	93	—	—

Issuance of warrants	96	—	—

Changes in operating assets and liabilities:

Accounts receivable, net	(1,333)	(6,170)	(2,005)

Prepaid expenses and other current assets	(1,534)	(1,527)	(2,867)

Other assets	(777)	(840)	(2,129)

Accounts payable	1,725	412	1,776

Accrued liabilities	6,072	(6,103)	15,514

Deferred revenue	3,358	10,941	5,678

Net cash used in operating activities	(1,093)	(6,475)	(2,544)

Investing activities

Purchases of available for sale investments	—	(15,335)	(43,941)

Maturities of available for sale investments	—	—	29,107

Purchases of equipment, furniture and fixtures	(22,223)	(19,095)	(17,697)

Capitalization of software development costs	(4,100)	(6,482)	(6,791)

Additional consideration paid in connection with the acquisition of BeneSphere Administrators, Inc.	(2,367)	—	—

Net cash used in investing activities	(28,690)	(40,912)	(39,322)

Financing activities

(Increase) decrease in restricted cash	—	(4,616)	4,616

Proceeds from long-term debt and notes payable	451	—	—

Repayments under long-term debt and notes payable	(323)	—	—

Principal payments on capital lease obligations	(1,263)	(824)	(574)

Proceeds from issuance of redeemable convertible preferred stock	5,045	—	29,847

Proceeds from issuance of common stock	85,208	6,244	8,884

Repayment of notes receivable from stockholder	294	593	201

Net cash provided by financing activities	89,412	1,397	42,974

Net increase (decrease) in cash and cash equivalents	59,629	(45,990)	1,108

Cash and cash equivalents, beginning of period	13,946	73,575	27,585

Cash and cash equivalents, end of period	$73,575	$27,585	$28,693

Supplemental disclosure of cash flow information

Interest paid	$652	$475	$613

Supplemental schedule of non-cash investing and financing activities

Purchases of equipment under capital lease obligations	$365	$—	$—

Issuance of preferred stock in satisfaction of notes payable	$455	$—	$—

Conversion of redeemable convertible preferred stock to common stock	$8,131	$—	$—

Acquisition of BeneSphere Administrations, Inc.

BeneSphere contingent consideration	$2,519	$—	$—

See accompanying notes.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company and Summary of Significant Accounting Policies

      Operations

      ProBusiness Services, Inc. (the “Company”) provides outsourced integrated employee administrative services for large employers nationwide. The Company’s primary service offerings are payroll processing, payroll tax filing, benefits administration services, Comprehensive Outsourcing services, human resources software and self-service applications.

      In April 1999, the Company acquired all of the outstanding capital stock of Clemco, Inc. (“Conduit Parent”), a Georgia corporation and wholly-owned subsidiary. Conduit Parent was the parent and sole stockholder of Conduit Software, Inc., a provider of employee relationship management applications. The transaction was recorded using the pooling-of-interests method of accounting, and as such, all financial information for all dates and periods prior to the acquisition has been restated to reflect the acquisition (Note 11). Effective June 30, 2001, Conduit Software, Inc. merged with Conduit Parent and then Conduit Parent merged with the Company and is no longer a wholly-owned subsidiary.

      On September 30, 1999, the Company formed a wholly-owned subsidiary, ProBusiness Holding Company, Inc. (“ProBusiness Holdings”), in order to meet the requirements of certain customers associated with the transfer, investment and distribution of payroll tax funds invested. All client payroll tax funds transferred to the Company are directed to, and maintained by, ProBusiness Holdings. ProBusiness Holdings’ responsibilities are limited to the payment of all payroll tax funds collected but unremitted and the transfer to the Company of all interest income derived from such balances.

      Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

      Business Activities

      Payroll Processing. The Company processes time and attendance data to calculate and produce employee paychecks, direct deposits and reports for its clients. The Company’s clients receive paychecks and reports within approximately 24 to 48 hours of receipt of their electronically submitted data. The system is highly configurable to meet the specialized and, often times, complex needs of large employers, yet maintains the ability to provide high-volume processing. The system integrates easily with the client’s general ledger, human resource, and time and attendance systems. In addition, the Company offers features, including the automatic enrollment and tracking of paid time off, prorating of compensation for new hires and integrated garnishment processing.

      Payroll Tax Filing. The Company collects contributed employer and employee payroll tax funds from clients, holds such funds in a financial institution until payment is due (such funds being segregated from the Company’s other accounts and, since October 1, 1999, maintained under a subsidiary holding company, ProBusiness Holdings), remits such funds to the appropriate taxing authorities when due, files related federal, state and local tax returns, coupons or other required payroll tax data and reconciles the client’s account. The Company is subject to cash penalties imposed by tax authorities for late filings or underpayment of taxes. To date, the payment of such penalties have not been significant. Additionally, the Company will represent the client before tax authorities in disputes or inquiries. A substantial portion of the Company’s existing payroll clients utilize its payroll tax filing service.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company records collected but unremitted payroll tax funds at cost and invests them in various financial instruments, which consist of the following (in thousands):

	June 30,

Financial Instruments	2000	2001

Money market funds	$178,800	$658,300

Commercial paper	804,500	759,100

Variable rate instruments	20,000	41,300

Certificates of deposit	45,000	50,000

Cash and cash equivalents	6,603	2,424

	$1,054,903	$1,511,124

      As a result of the types of financial instruments in which the Company invests, the carrying amount of such investments approximates fair value. If borrowers fail to meet the terms of their obligations under these financial instruments, the Company would incur losses on these investments. The Company’s collected but unremitted payroll tax fund investments are held primarily with one custodial financial institution.

      Benefits Administration Services. The Company’s benefits administration services include flexible benefits enrollment and processing, COBRA administration and consolidated billing and eligibility tracking. These services include data management, reconciliation, transaction processing, employee inquiry management and client service.

      Human Resources Software. The Company’s human resources software tracks and reports general employee information, including compensation, benefits, skills, performance, training, job titles and medical history. For clients who also use the Company’s payroll service, the human resources data can be transferred to the payroll services system, thus eliminating the need for duplicate data entry.

      Comprehensive Outsourcing. The Company’s Comprehensive Outsourcing service offering, which includes payroll administration, serves as an extension of the client’s business as the Company fully manages employee inquiries and other departmental administrative functions for payroll, human resource and benefits in addition to the traditional back-office processing services. When a client adopts the Comprehensive Outsourcing service offering, the Company assumes the management of such transactional administration as the recording and verification of time, the issuance of manual checks, the enrollment of employees in flexible spending benefit programs and the auditing and balancing of payroll.

      Web-Based Self-Service Applications. The Company’s Web-based self-service applications provide employers with a complete range of employee relationship management applications. Employers have a web-based tool, which not only facilitates human resource and payroll processes, but also allows employees to utilize self-directed administration services.

      Derivative Financial Instruments

      The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” effective July 1, 2000. SFAS No. 133 requires the Company to recognize all derivatives, such as interest rate swap agreements, on the consolidated balance sheet at fair value regardless of the purpose for holding the instrument. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through operating results or recognized in other comprehensive income until the hedged item is recognized in operating results. Any ineffective portion of a derivative’s change in fair value will be immediately recognized in operating results and any derivatives that are not hedges must be adjusted to fair value through operating results.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into operating results in the same period or periods during which the hedged transaction affects operating results. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current operating results during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current operating results during the period of change.

      The Company enters into interest rate swap agreements, which are designated as cash flow hedges, for interest rate risk exposure management purposes. The interest rate swap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting a portion of the Company’s floating rate interest income to a fixed rate. These agreements, with fixed interest rates between 4.835% and 7.355%, each have a term of two years and expire at various dates through May 2003. Interest is paid or received based upon the product of the contractual notional balance multiplied by the difference in the fixed interest rate and the contractual floating rate option. The contractual notional balance varies on a monthly basis due to fluctuations in projected holdings of collected but unremitted payroll tax funds. At June 30, 2001, the notional balance was $485 million and the average monthly notional balance for the remaining term of the agreements was $505 million. The agreements require collateral at the option of the financial institution if interest rates increase and certain other conditions are met as defined in the agreements.

      During the year ended June 30, 2001, the Company did not recognize a net gain or loss related to the ineffective portion of its hedging instruments, and no net gain or loss related to the portion of the hedging instrument excluded from the assessment of hedge effectiveness. The Company recognized no gains or losses during FY2001, for cash flow hedges that have been discontinued.

      The cumulative effect as of July 1, 2000 of adopting FAS 133 was to record a net liability of $5.0 million and a corresponding offset to other comprehensive loss. During FY2001 the Company recorded an increase in the fair value of derivative instruments of $19.2 million and reported a net asset of $14.2 million for the fair value of the Company’s derivative portfolio at June 30, 2001.

      During FY2001, the Company held various interest rate cap agreements. The purposes of these financial products are to limit the collateral exposure associated with the various interest rate swap agreements held by the Company. As of June 30, 2001, the Company held two interest rate cap agreements with expiration dates of April 2002 and January 2003 both with cap rates of 8.0%. The aggregate fair value of these agreements was $57,000.

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

     Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At June 30, 2001, cash and cash equivalents ($28.7 million) consisted primarily of taxable investments in money market funds held with two domestic financial institutions.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Restricted Cash

      There were no restricted cash balances at June 30, 2001. Restricted cash at June 30, 2000, consisted of $4.6 million of cash held as collateral for the interest rate swap agreements. These funds were held with the same financial institution as the interest rate swaps.

     Investments

      The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

      The Company has classified its short and long-term investments as available-for-sale. Available-for-sale investments are recorded at fair value with unrealized gains and losses reported as other comprehensive income (loss) and included within accumulated other comprehensive income (loss) in the statement of stockholders’ equity. Fair values of investments are based on quoted market prices, where available. There were no material gains or losses from sales of securities in the periods presented. Interest income is recognized when earned.

      The following summarizes the fair value of the Company’s short-term investments at June 30, 2001 (in thousands):

		Gross	Gross	Fair
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Commercial paper	$9,746	$—	$(3)	$9,743

Certificates of deposit	17,348	11		17,359

	$27,094	$11	$(3)	$27,102

      The following summarizes the fair value of the Company’s long-term investments at June 30, 2001 (in thousands):

		Gross	Gross	Fair
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Commercial paper	$3,075	$125	$—	$3,200

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

     Revenue Recognition

      Revenue from processing and other services under client contracts is recognized as the services are performed provided that no other obligations are required to be performed. Deferred revenue is recorded when the Company has future commitments to customers. Interest income earned on unremitted payroll tax funds invested is recognized as earned.

      Effective July 1, 2000, the Company adopted the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB 101”).

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the fourth quarter of FY2001 and retroactive to July 1, 2000, the Company changed its method of accounting to recognize revenue from non-refundable, upfront fees for implementation services, ratably over the contractual term or the expected term of the customer relationship, which is generally three years, using the straight-line method. Also, as a result of the adoption of SAB 101, the Company now treats the incremental direct costs of installation as deferred charges that are amortized to implementation expense using the straight-line method over the same term as the related revenue. Previously, the Company recognized non-refundable, upfront fees as revenue when the clients began services and certain related direct costs when incurred, primarily in advance of revenues. The Company believes the change in accounting principle is in accordance with the guidance in SAB 101. The cumulative effect of the change on prior years resulted in a decrease to the net loss of $410,000 ($0.02 per share), which is included in net loss for the year ended June 30, 2001. The effect of the change of implementing SAB 101 for the year ended June 30, 2001 was to increase net loss before the cumulative effect of the accounting change by $1.4 million ($0.06 per share). The pro forma effect of adopting SAB 101 in prior years was not material.

      The Company’s sales are primarily to customers in the United States. Credit evaluations are performed as necessary, and the Company does not require collateral from customers.

      The Company generally requires its payroll tax outsourcing customers to remit payroll tax liability funds to the Company in advance of the applicable payroll due date, via electronic funds transfer. These funds are classified as payroll tax funds invested in the accompanying balance sheets. Interest earned on invested balances resulting from timing differences between the collection of these funds from customers and the remittance of such funds to outside parties is included in total revenues in the accompanying consolidated statements of operations, as this interest income represents an integral part of the revenue generated from the Company’s services. Interest income generated from the Company’s cash, cash equivalents and short and long-term investment balances is included in other income in the accompanying consolidated statements of operations, as this interest income does not result from the Company’s operating activities.

     Goodwill and Other Intangible Assets

      Intangible assets, which have generally resulted from business combinations accounted for as purchases are included in other assets and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the respective useful lives, which range from three to twenty years. Management periodically reviews the carrying amounts of the Company’s intangible assets for indicators of impairment.

     Long-Lived Assets

      The Company evaluates its long-lived assets in accordance with Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” which requires impairment losses to be recorded on long-lived assets used in operations, such as property, equipment and improvements, and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets.

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The Company is required to adopt SFAS No 142 on July 1, 2002. The Company has not yet determined the impact, if any, that SFAS Nos. 141 and 142 will have on its consolidated financial statements.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Software Development Costs

      The Company capitalizes software development costs in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, under which certain software development costs incurred subsequent to the establishment of technological feasibility may be capitalized and amortized over the estimated useful lives of the products. The Company determines technological feasibility to be established upon the completion of a working model. The Company amortizes the capitalized software development costs using the greater of the straight-line basis over the estimated product life, which is generally a 36 month period, or the ratio of current revenue to the total of current revenue and anticipated future revenue over the life of the related product. Such amortization is included in cost of providing services within the consolidated statements of operations.

      In connection with the Company’s acquisition of Conduit Parent, the Company accounted for various contracts as end-user funding arrangements. The Company recorded the costs incurred under these arrangements as research and development expense and the revenues earned as a reduction of research and development expense. Research and development expense was reduced by $1,072,000 for FY1999 for the revenues earned under these arrangements.

     Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the use of the liability method. Under SFAS No. 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the net amounts expected to be realized (Note 5).

     Accounting for Stock-Based Compensation

      The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and has adopted the “disclosure only” alternative as described in SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) (Note 8).

     Basic and Diluted Net Loss per Share

      Shares used in computing basic and diluted net income (loss) per share are based on the weighted average shares outstanding in each period. Net loss applicable to common stockholders includes the Redeemable Convertible Preferred Stock (“Preferred Stock”) dividend of $1.4 million for the year ended June 30, 2001. Basic net income (loss) per share excludes any dilutive effects of stock options. Diluted net income (loss) per share includes the dilutive effect of the assumed exercise of stock options using the treasury stock method. However, the effect of outstanding stock options has been excluded from the calculation of diluted net loss per share, as their inclusion would be antidilutive.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of shares used in the calculation of basic and diluted net loss per share follows (in thousands except per share information):

	1999	2000	2001

Net loss	$(16,109)	$(13,917)	$(33,191)

Redeemable convertible preferred stock dividend	—	—	$(1,399)

Net loss applicable to common stockholders	$(16,109)	$(13,917)	$(34,590)

Weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	21,033	23,229	23,840

Basic and diluted net loss per share	$(0.77)	$(0.60)	$(1.45)

      If the Company had reported net income, the calculation of diluted earnings per share would have included the shares used in the computation of historical net loss per share as well as an additional 1,271,000, 907,000 and 1,744,000 common equivalent shares related to outstanding stock options, Preferred Stock and warrants not included above (determined using the treasury stock method) for the year ended June 30, 1999, 2000 and 2001, respectively.

     Reclassifications

      Certain prior year balances have been reclassified to conform to the current year presentation.

2.     Equipment, Furniture and Fixtures

      Equipment, furniture and fixtures consist of the following (in thousands):

	June 30,

	2000	2001

Equipment and leasehold improvements	$57,699	$72,088

Furniture and fixtures	5,573	6,196

	63,272	78,284

Less accumulated depreciation and amortization	22,737	34,264

	$40,535	$44,020

      Equipment, furniture and fixtures include amounts for assets acquired under capital leases, principally production, office and computer equipment, of $4,167,000 and $3,953,000 at June 30, 2000 and 2001, respectively. Accumulated amortization of these assets was $3,369,000 and $3,647,000 at June 30, 2000 and 2001, respectively.

3.     Line-of-Credit Agreement

      On June 30, 1998, the Company executed an Amended and Restated Loan and Security Agreement with a financial institution. The agreement provides for borrowings that are limited to the lesser of $20,000,000, or the sum of five times the Company’s average monthly net collections, as defined in the agreement, plus the lesser of five times the Company’s average monthly collections of the interest on tax investment funds as defined in the agreement, or $5,000,000. The agreement superseded all previous line-of-credit agreements.

      At June 30, 2000 and 2001 no borrowings were outstanding under the agreement, and the amount available for borrowing under the agreement was approximately $20,000,000. Borrowings outstanding under the agreement bear interest at the bank’s prime rate plus 1% (prime rates were 9.5% at June 30, 2000 and 6.75% at June 30, 2001) and are collateralized by substantially all of the Company’s assets not otherwise

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

encumbered. The financial covenants of the agreement require the Company to maintain minimum net worth and earnings-to-debt service ratios. The agreement expires on September 30, 2001.

4.     Commitments and Contingencies

      The Company leases its facilities and various equipment under non-cancelable operating leases, which expire at various dates through 2011. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and contain renewal options and provisions adjusting the lease payments based upon changes in operating costs or in fixed increments. Rent expense is reflected on a straight-line basis over the terms of the related leases. The Company is also obligated under a number of capital equipment leases expiring in 2003.

      The future minimum lease payments under capital and operating leases subsequent to June 30, 2001, are summarized as follows (in thousands):

	Capital	Operating
	Leases	Leases

Year ending June 30,

2002	$148	$6,951

2003	145	6,925

2004		6,933

2005		6,731

2006		5,999

Thereafter		25,651

Total minimum lease payments	$293	$59,190

Less amounts representing interest	33

Present value of net minimum capital lease obligations	260

Less current portion	123

	$137

      Rent expense was approximately $4,543,000, $5,013,000 and $5,569,000 for FY1999, 2000 and 2001, respectively.

      The Company is a party to routine litigation incidental to its business. In the opinion of management such current or pending lawsuits, either individually or in the aggregate, are not likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

5.     Income Taxes

      As of June 30, 2001, the Company had federal net operating loss carryforwards of approximately $68,000,000. The Company also had federal research and development tax credit carryforwards of approximately $2,500,000. The federal net operating loss and credit carryforwards will expire at various dates beginning with the fiscal year ending 2004 through 2021, if not utilized.

      Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	June 30,

	2000	2001

Deferred tax assets:

Net operating loss carryforwards	$13,226	$23,785

Research and development credit carryforwards	3,260	3,614

Equipment, furniture and fixtures	2,503	1,463

Deferred revenue	5,237	7,576

Accruals	3,341	6,239

Gross deferred tax assets	27,567	42,677

Less valuation allowance	(23,476)	(30,997)

Deferred tax assets	4,091	11,680

Deferred tax liabilities:

Capitalized software development costs	(4,091)	(5,946)

Unrealized gain	—	(5,734)

Gross deferred tax liabilities	(4,091)	(11,680)

Net deferred taxes	$—	$—

      A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and deferred tax assets. The net valuation allowance increased by $7,521,000 during the year ended June 30, 2001. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s history of net losses since its inception and expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

      Deferred tax assets relating to net operating loss carryforwards as of June 30, 2001, include approximately $5,000,000 associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to stockholder’s equity.

6.     Redeemable Convertible Preferred Stock

Related to Conduit Merger

      As indicated in Note 11, in connection with the Company’s acquisition of Conduit Parent, the Company restated its consolidated financial statements to include the consolidated financial position and results of operations of Conduit Parent.

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

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective with the merger of Conduit Parent with ProBusiness, all shares of redeemable convertible preferred stock were converted to Conduit Parent common stock and were exchanged for 819,055 shares of ProBusiness common stock.

Related to ProBusiness

      On August 1, 2000, the Company authorized, issued and sold 1,132,075 shares of Redeemable Convertible Preferred Stock (“Preferred Stock”) to General Atlantic Partners, LLC (“GAP”) and certain affiliates of GAP at $26.50 per share. The Preferred Stock ranks senior to the Company’s common stock (“Common Stock”). The holders of the Preferred Stock are entitled to receive cumulative dividends at an annual rate of 6.9% in the form of additional shares of Preferred Stock. The payment of these dividends commenced on October 1, 2000, and these dividends are payable quarterly on the first day of October, January, April and July. Upon liquidation of the Company, the holders of the Preferred Stock are entitled to be paid an amount equal to $26.50 per share plus all accrued and unpaid dividends. Any holder of Preferred Stock has the right to convert such holder’s shares of Preferred Stock into shares of the Company’s Common Stock at a rate of one share of Preferred Stock to one share of the Company’s Common Stock, subject to adjustments, as defined. The Company has the option to convert all of the Preferred Stock to Common Stock for a period of five days after August 1, 2005 if the then current market price of the Company’s Common Stock price is equal to or greater than $26.50 per share on such date at a rate of one share of Preferred Stock to one share of the Company’s Common Stock, subject to adjustments, as defined. If, as of any date after August 1, 2003, the then current market price of the Company’s Common Stock is equal to or greater than $39.00 per share, the Company may redeem any or all of the then current outstanding Preferred Stock at $26.50 per share. The conversion rate for the Preferred Stock is subject to adjustment for stock splits, stock dividends and recapitalizations, among other things, after the date of issue of such stock. In the event of a change in control of the Company, holders of at least two-thirds of the Preferred Stock can elect to treat the transaction as a liquidation and for this reason the Preferred Stock is considered to be “redeemable” by the holders of the Preferred Stock.

      The holders of the Preferred Stock vote, as a single class, with the Company’s common shareholders, except that as long as GAP owns a majority of the Company’s Preferred Stock, the then holders of such Preferred Stock are entitled to elect one director to the Company’s Board of Directors. As of June 30, 2001, a Partner of GAP is a member of the Company’s current Board of Directors.

7.     Stockholders’ Equity

     Warrants

      At June 30, 2001 there were warrants to purchase 50,961 shares of common stock outstanding. These warrants were issued in November 1996 at an exercise price of $2.65 and expire in September 2002.

      During the year ended June 30, 2001, the Company issued 23,039 shares of common stock upon exercise of warrants, all of which were exercised pursuant to net exercise provisions. During the year ended June 30, 2000, no warrants were exercised. During the year ended June 30, 1999, the Company issued 178,790 shares of common stock upon exercise of warrants, a portion of which were exercised pursuant to net exercise provisions, for a total of $450,000.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shares reserved for future issuance

      At June 30, 2001, the company has reserved shares of common stock for future issuance as follows:

Redeemable convertible preferred stock outstanding	1,132,075

Stock options outstanding	5,108,842

Stock options available for grant	908,269

Stock available for grant under employee stock purchase plan	556,955

Redeemable convertible preferred stock dividends	52,865

Warrants outstanding	50,961

7,809,967

8.     Stock Option and Stock Purchase Plans

     Stock Option Plans

      The Company’s 1989 Stock Option Plan (“1989 Plan”) provided for the granting to employees (including officers and employee directors) of “incentive stock options” within the meaning of the Internal Revenue Code of 1999, as amended (the “Code”) and for the granting to employees, directors and consultants of nonstatutory stock options. In February 1997, the Board of Directors of the Company increased the shares available for future grants under the 1989 Plan by 2,063,649 for a total of 4,480,872 shares. Options granted under the 1989 Plan before the effective date of the amendment and restatement to the 1996 Plan in September 1997, described below, remain outstanding in accordance with their terms; however, no further options were granted under the 1989 Plan after the effective date of the amendment and restatement to the 1996 Plan.

      In 1996, the Company established the 1996 Executive Stock Option Plan (“Executive Plan”), which provides for stock options to employees and consultants. Under the Executive Plan, the Board of Directors may grant nonstatutory stock options to employees and consultants and incentive stock options to employees only. The Company reserved 1,125,000 shares of common stock for exercise of stock options under the Executive Plan. The grant of incentive stock options to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company must be no less than 110% of the fair market value per share on the date of grant. Fair market value is determined by the Board of Directors. For all other employees the options must be no less than 100% of the fair market value per share on the date of grant. All nonstatutory stock options granted are at a price that is determined by the Board of Directors. The options generally expire ten years from the date of grant and are exercisable as determined by the Board of Directors.

      In November 1996, the Board of Directors and stockholders approved, effective upon the initial public offering, an amendment and restatement of the Executive Plan to rename the 1996 Executive Stock Option Plan to the 1996 Stock Option Plan (“1996 Plan”) and authorized an increase in the number of shares reserved for issuance under the 1996 Plan of any unused or canceled shares under the 1989 Plan, and an annual increase equal to the lesser of (a) 375,000 shares, (b) 2% of the outstanding shares of common stock on such date or (c) a lesser amount determined by the Board. The 1996 Plan provides for grants to employees (including officers and employee directors) of incentive stock options and for the granting to employees, directors and consultants of nonqualified stock options. Notes receivable for the purchase of common stock are included in stockholders’ equity (deficit). In November 1998, the Company’s stockholders approved an amendment to the 1996 Plan to increase the number of shares reserved for issuance by an additional 950,000 shares. In November 1999, an additional 1,500,000 shares were approved by the Company’s stockholders.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the acquisition of Conduit Parent, as discussed in Note 1, the Company converted options to purchase shares of Conduit Parent common stock into options to purchase shares of the Company’s common stock. The number of shares of the Company’s common stock issuable under each option and the exercise price for each grant were adjusted by an exchange ratio. The Company did not assume the Stock Incentive Plan (“Conduit Parent Plan”) under which the options had been originally granted. The Conduit Parent Plan was terminated and no further options will be granted under the Conduit Parent Plan. The converted options continue to be subject to the terms of the Conduit Parent Plan. The Conduit Parent Plan provided for the granting of incentive stock options as well as nonstatutory stock options. The exercise prices of all options granted prior to the acquisition were determined by the Conduit Parent Board of Directors and were not less than the fair market value per share on the date of grant. The options generally expire ten years from the date of grant and are exercisable as determined by the Conduit Parent Board of Directors at the date of the grant.

      A summary of the activity under all plans is set forth below:

	Outstanding Options

		Weighted Average
	Number of	Exercise Price
	Shares	per Share

Outstanding at June 30, 1998	1,816,646	$7.21

Granted	1,141,295	30.86

Exercised	(342,562)	2.88

Canceled	(111,519)	23.74

Outstanding at June 30, 1999	2,503,860	17.81

Granted	2,807,175	21.72

Exercised	(357,978)	7.16

Canceled	(608,451)	24.87

Outstanding at June 30, 2000	4,344,606	20.24

Granted	1,765,974	23.31

Exercised	(315,360)	13.77

Canceled	(686,378)	24.48

Outstanding at June 30, 2001	5,108,842	$21.14

      As of June 30, 2001, options to purchase 1,726,217 shares of common stock were vested and exercisable at an average exercise price of $18.00 per share and options to purchase 908,269 shares were available for future grant. As of June 30, 2001, there were no outstanding shares of common stock subject to repurchase.

      The weighted-average fair value of options granted during FY1999, 2000 and 2001 were $20.99, $11.79 and $12.23 per share, respectively.

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information concerning currently outstanding and exercisable options at June 30, 2001:

	Outstanding Options

		Weighted Average		Exercisable
		Remaining
		Contractual Life	Weighted Average		Weighted Average
Exercise Price	Shares	(Years)	Exercise Price	Shares	Exercise Price

$ 0.13-$18.00	1,157,932	7.30	$11.47	605,254	$5.86

$18.33-$18.38	1,327,560	8.29	$18.38	387,216	$18.38

$18.75-$27.00	1,831,281	8.62	$24.80	533,044	$25.81

$27.13-$45.00	792,069	8.69	$31.44	200,703	$33.12

	5,108,842			1,726,217

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

      Disclosure of information regarding net loss and net loss per share is required by SFAS 123, which also requires that the information be determined on an “as adjusted” basis as if the Company had accounted for its stock-based awards to employees, under the fair value method of SFAS 123. The fair value of the Company’s stock-based awards to employees was estimated as of the date of the grant using a Black-Scholes option-pricing model. Limitations on the effectiveness of the Black-Scholes option valuation model are that it was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable and that the model requires the use of highly subjective assumptions including expected stock price volatility. Because the Company’s stock-based awards to employees have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company’s stock-based awards to employees was estimated using the following weighted-average assumptions:

	Year Ended June 30,

	1999	2000	2001

Expected life (in years)	4	4	4

Expected volatility	0.907	0.628	0.637

Risk-free interest rate	5.50%	6.30%	4.81%

Expected dividend yield	0.00%	0.00%	0.00%

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For disclosure purposes, the adjusted estimated fair value of the Company’s stock-based awards to employees is amortized over the vesting period for options. The Company’s adjusted information follows (in thousands, except for per share information):

	Year Ended June 30,

	1999	2000	2001

Net loss, as reported	$(16,109)	$(13,917)	$(33,191)

Net loss, as adjusted	$(21,058)	$(21,913)	$(45,169)

Historical net loss per share, as reported	$(0.77)	$(.60)	$(1.45)

Historical net loss per share, as adjusted	$(1.00)	$(.94)	$(1.95)

     1997 Employee Stock Purchase Plan

      The Company’s 1997 Employee Stock Purchase Plan (“Purchase Plan”) was adopted by the Board of Directors in November 1996 and amended in August 1997. Employees who work a minimum of 20 hours per week at least five months in any calendar year are eligible to participate in the Purchase Plan. As of June 30, 2001, there were 1,650,000 shares of common stock authorized for issuance under the Purchase Plan. Under the Purchase Plan there is an annual increase to be added on each anniversary date of the adoption of the Purchase Plan equal to the lesser of (a) 225,000 shares, (b) 1.5% of the outstanding shares on such date, or (c) a lesser amount determined by the Board of Directors. As of June 30, 2001, a total of 1,093,045 shares had been issued under the Purchase Plan. Under the Purchase Plan, the Company’s employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85% of the fair market value at either the beginning of each two-year offering period or the end of each six-month purchase period within the two-year offering period. Purchase Plan purchases are limited to 10% of each employee’s compensation for offering periods beginning on or prior to November 1, 1999 and limited to 15% for offering periods beginning on or after May 1, 2000.

9.     Employee Benefit Plan

      The Company maintains a tax deferred savings plan under section 401(k) of the Code (the “Plan”), for the benefit of certain qualified employees. Employees may elect to contribute to the Plan, through payroll deductions of up to 18% of their compensation, subject to certain limitations. The Company, at its discretion, may make additional contributions. The Company did not make any contributions to the Plan in the years ended June 30, 1999, 2000 or 2001.

10.     Consolidated Balance Sheet Detail

      Prepaid expenses and other current assets consist of the following (in thousands):

	June 30,

	2000	2001

Short-term derivatives	$—	$4,771

Interest income receivable	2,806	3,625

Other	2,498	4,201

	$5,304	$12,597

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Other assets, long-term, consist of the following (in thousands):

	June 30,

	2000	2001

Capitalized software development costs, net	$14,502	$20,786

Long-term derivatives	—	9,811

Goodwill and other intangible assets, net	6,105	5,735

Other	2,567	5,284

	$23,174	$41,616

      Accumulated amortization for capitalized software development costs was approximately $1,817,000 and $2,378,000 at June 30, 2000 and 2001, respectively. Accumulated amortization for goodwill and other intangible assets was approximately $1,823,000 and $2,193,000 at June 30, 2000 and 2001, respectively. The Company regularly reviews capitalized software development costs to ensure that impairments, if any, are recognized in operating results in the period in which an impairment in value is determined to exist.

      At June 30, 2000 and 2001, outstanding notes receivable from officers and employees of the Company totaled $1,719,000 and $2,031,000, respectively. These notes are full recourse and bear interest at various rates between 5.42% and 7.00%. Principal and accrued interest is due at various times from September 2001 to December 2005.

      Accrued liabilities consist of the following (in thousands):

	June 30,

	2000	2001

Accrued expenses	$2,470	$8,821

Accrued tax penalties	3,915	7,289

Accrued payroll and related expenses	6,621	12,139

Other	521	792

	$13,527	$29,041

11.     Business Combinations

      In January 1997, the Company acquired all of the outstanding stock of BeneSphere. The total purchase price of $7,832,000 million consisted of $500,000 cash; warrants to purchase 75,000 shares of the Company’s common stock with a net fair market value of $160,000, and assumption of debt including acquisition costs of $2,445,000 plus additional contingent consideration of $4,727,000 based on BeneSphere’s revenues in excess of certain base amounts, as defined in the agreement.

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

      In April 1999, the Company acquired Conduit Parent, the parent and sole stockholder of Conduit Software, Inc., a provider of employee relationship management applications. The merger was accounted for using the pooling of interests method of accounting and as such the Company’s historical financial results for all dates and periods prior to the merger have been restated to reflect the merger. In connection with the acquisition, the Company issued 1,714,973 shares of its common stock to Conduit Parent’s shareholders in

PROBUSINESS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange for all of the outstanding common and preferred stock of Conduit Parent. All outstanding options and warrants to purchase Conduit Parent’s capital stock were converted into options and warrants to purchase 82,987 shares of ProBusiness common stock. In connection with the acquisition, the Company incurred direct transaction costs of approximately $3,500,000, which consisted primarily of fees for investment banking, legal and accounting services incurred in conjunction with the acquisition. As of June 30, 2000, the Company had no remaining outstanding balance for accrued merger costs in the accompanying consolidated balance sheet. The Company’s consolidated results of operations include adjustments to conform the presentation and accounting policies of Conduit Parent to ProBusiness’ accounting policies.

12.     Segment Information

      The Company adopted SFAS 131, “Disclosures About Segments of an Enterprise and Related Information,” effective July 1, 1998. SFAS 131 establishes revised standards for public companies relating to the reporting of financial information about operating segments. The Company has identified one reportable operating segment based upon the provisions of SFAS 131. The Company is a provider of employee administrative services for large employers.

      The Company’s Chief Operating Decision Maker, who is the President and Chief Executive Officer, evaluates performance based on a measure of consolidated gross margin, operating profit before client acquisition costs and profit or loss from operations. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies. Based on the above, the Company’s consolidated statements of operations disclose the available financial information of its reportable segment in accordance with SFAS 131 for FY1999, 2000 and 2001.

13.     Subsequent events

      On August 1, 2001 the Company’s Board of Directors adopted a stockholders’ rights plan. Under the plan, ProBusiness Services issued a dividend of one right for each share of common stock of the Company held by stockholders of record as of the close of business on August 30, 2001. The plan is designed to assure stockholders fair value in the event of a future unsolicited business combination or similar transaction involving the Company.

      Each right will initially entitle stockholders to purchase a fractional share of the Company’s Series A Participating Preferred Stock for $170.00. However, the rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. Upon the occurrence of these events, unless redeemed for $0.001 per right, the rights will become exercisable by holders, other than rights held by an unsolicited third party acquirer, for shares of the Company or of the third party acquirer having a value of twice the right’s then-current exercise price.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

ProBusiness Services, Inc.

      We have audited the accompanying consolidated balance sheets of ProBusiness Services, Inc. as of June 30, 2000 and 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProBusiness Services, Inc. at June 30, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG, LLP

Walnut Creek, California

July 27, 2001, except for Note 13 as to
which the date is
August 1, 2001

PROBUSINESS SERVICES, INC.

QUARTERLY FINANCIAL DATA
(Unaudited)
(In thousands)

      The Company’s 2001 and 2000 unaudited consolidated quarterly financial information, as previously reported and restated for the adoption of SAB 101, is a follows (in thousands):

	Quarter Ended

	2000				2001

	Previously		Previously		Previously
	Reported		Reported		Reported
	Sept. 30	Sept. 30	Dec. 31	Dec. 31	March 31	March 31	June 30

Revenue	$30,821	$30,303	$35,070	$34,616	$44,021	$42,000	$42,942

Operating expenses:

Cost of providing services	16,418	16,418	18,552	18,552	20,514	20,514	21,195

General and administrative	5,406	5,406	6,067	6,067	6,516	6,516	6,594

Research and development	4,962	4,962	4,279	4,279	4,798	4,798	4,547

Client acquisition costs	14,857	14,101	16,606	15,962	19,765	18,869	17,628

Total operating expenses	41,643	40,887	45,504	44,860	51,593	50,697	49,964

Loss from operations	(10,822)	(10,584)	(10,434)	(10,244)	(7,572)	(8,697)	(7,022)

Interest expense	(184)	(184)	(194)	(194)	(289)	(289)	(285)

Interest income and other, net	1,009	1,009	1,046	1,046	1,081	1,081	762

Net loss before cumulative effect of change in accounting principle	(9,997)	(9,759)	(9,582)	(9,392)	(6,780)	(7,905)	(6,545)

Cumulative effect of change in accounting principle	—	410	—	—	—	—	—

Net loss	$(9,997)	$(9,349)	$(9,582)	$(9,392)	$(6,780)	$(7,905)	$(6,545)

Basic and diluted net loss per share	$(0.42)	$(0.40)	$(0.42)	$(0.41)	$(0.30)	$(0.35)	$(0.29)

Shares used in computing basic and diluted net loss per share	23,588	23,588	23,739	23,739	23,952	23,952	24,081

	Quarter Ended

	1999		2000

	Sept. 30	Dec. 31	March 31	June 30

Revenue	$20,954	$23,073	$30,018	$30,027

Operating expenses:

Cost of providing services	11,148	11,938	12,918	13,374

General and administrative	3,395	3,830	4,064	4,384

Research and development	3,353	2,496	3,194	3,048

Client acquisition costs	10,058	11,214	11,560	10,930

Total operating expenses	27,954	29,478	31,736	31,736

Loss from operations	(7,000)	(6,405)	(1,718)	(1,709)

Interest expense	(129)	(33)	(148)	(202)

Interest income and other, net	969	783	838	837

Net loss	$(6,160)	$(5,655)	$(1,028)	$(1,074)

Basic and diluted net loss per share	$(0.27)	$(0.24)	$(0.04)	$(0.05)

Shares used in computing basic and diluted net loss per share	22,864	23,163	23,372	23,518